CRA's 2022 Analyst & Associate Class



2022 **Annual Report**

CRA Charles River Associates

Charles River Associates

Charles River Associates® is a leading global consulting firm specializing in economic, financial, and management consulting services. CRA advises clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guides corporations through critical business strategy and performance-related issues. Since 1965, clients have engaged CRA for its unique combination of functional expertise and industry knowledge, and for its objective solutions to complex problems. Headquartered in Boston, CRA has offices throughout the world. Charles River Associates is a registered trade name of CRA International, Inc.

CRA | Charles River Associates

Dear Fellow Shareholders:

I am pleased to report that CRA delivered exceptional performance during fiscal 2022. Against a challenging backdrop that saw historic declines in worldwide M&A activity and mixed trends in the legal market, CRA once again set financial highs as fiscal 2022 topped a record-setting fiscal 2021. The broad-based strength across our portfolio reflected both the quality of our business and its resiliency amidst turbulent times.

As summarized in Exhibit 1 below, our strong operating performance demonstrates CRA's continued momentum in the marketplace. During fiscal 2022, we expanded our top line to an all-time high through increases in our consulting headcount and investments in new revenue-generating colleagues. We actively managed our expenses as the world emerged from the COVID-19 pandemic to convert top-line growth into record profits. At the same time, we continued to return substantial capital to shareholders. Any one of these accomplishments would be noteworthy, but these simultaneous achievements truly distinguish CRA and position the company for further successes in the years to come.

Exhibit 1: Selected Operating and Capital Metrics

	Revenue Growth	Headcount Growth	EPS Growth*	Stock Repurchases	Cash Dividends
Fiscal 2022	4%	9% utilization of 75%	8%	$28M average price of $86.47 per share	$10M
Fiscal Years 2018-2022	60%	49% utilization of 74%	211%	$132M average price of $60.53 per share	$38M

*Presented on a non-GAAP basis[1]

Operating Performance

Our fiscal 2022 performance demonstrated the continued strength and durability of CRA's business. During the year, we welcomed nearly 275 new consulting colleagues, driving 9% headcount growth and marking the ninth consecutive increase in CRA's year-end consulting headcount.

---

[1] With respect to each non-GAAP financial measure presented in this letter, the comparable GAAP financial measure and a reconciliation of it to the non-GAAP financial measure are presented on the page following this letter.

Against this backdrop of significant headcount growth, we maintained strong company-wide utilization of 75%. We target a utilization rate in the mid-70s, which we see as the optimal level to balance the demands of delivering current client assignments against the need to identify new opportunities via project expansion and new client retentions. Exhibit 2 summarizes our consulting headcount and utilization over the past five years.

Exhibit 2: Consulting Headcount and Utilization



Fueled by increases in both consulting headcount and utilization, CRA continued its record-setting performance by establishing yet another high for annual revenue. Fiscal 2022 marked the fifth consecutive year in which CRA set a new record for annual revenue, as our top line grew 4.4% to $591 million. We achieved this despite currency headwinds associated with the strong US dollar that shaved $13 million, or an additional 2.2% of year-over-year growth, from our reported revenue on a constant currency basis. Geographically, we realized balanced contributions from our North American and international operations, with full-year revenue growth of 4.3% and 4.8%, respectively.

CRA's Legal & Regulatory offerings expanded their top line by 7.8% relative to fiscal 2021, driving CRA's overall revenue growth. Our performance was broad based, with eight of our 11 practices expanding revenue year over year and four of those practices—Antitrust & Competition Economics, Intellectual Property, Labor & Employment, and Risk, Investigations & Analytics—delivering double-digit revenue growth. Exhibit 3 summarizes our revenue over the past five years.

Exhibit 3: Revenue (in millions)



We continue to effectively manage the business for value-creating growth, while mitigating cost pressures and converting CRA's top-line performance into strong profitability. Capitalizing on the revenue growth in fiscal 2022, CRA posted record profits that grew faster than revenue. Specifically, CRA increased full-year non-GAAP EBITDA, net income and earnings per diluted share by 7%, 4%, and 8%, respectively. Over the past five years, as revenue increased by 60%, we expanded non-GAAP EBITDA, net income and earnings per diluted share by 120%, 167% and 211%, respectively. Exhibit 4 presents non-GAAP earnings per diluted share over this period.

Exhibit 4: Earnings Per Diluted Share*



*Presented on a non-GAAP basis

Capital Allocation

Prudent capital allocation decisions are fundamental to achieving management's primary objective of maximizing long-term value per share. CRA's consistently strong operating performance over the past five years has provided the cash flows to fund both investments in value-creating growth and redistributions to CRA's shareholders. Exhibit 5 summarizes how we have allocated capital over since fiscal 2018.

Exhibit 5: Uses of Capital (FY2018-22)



Note: Dollar figures in millions

Redistribution to Shareholders

At the beginning of fiscal 2021, we announced a goal of annually distributing 50% of adjusted operating cash flows to our shareholders. During fiscal 2022, we returned a total of $37 million through a combination of share repurchases and quarterly dividends. This represents 62% of CRA's 2022 adjusted net cash flows from operations and exceeds our stated aim for the second consecutive year.

Share repurchases remain the primary method of redistribution to shareholders as we continue to see good value in our shares. During fiscal 2022, CRA spent a total of $28 million to repurchase approximately 320,000 shares at an average price of $86 per share. Over the past five years, CRA has repurchased approximately 2,175,000 shares at an average price of $61 per share, returning more than $131 million to its shareholders. These repurchases have far outpaced stock-based compensation and other equity issuances, helping to reduce CRA's shares outstanding by nearly 14%. Returning substantive amounts of capital at attractive prices underscores our commitment to maximizing long-term value per share. Exhibit 6 summarizes our year-end shares outstanding over the past five years.

Exhibit 6: Year-End Shares Outstanding (millions)



In addition to share repurchases, CRA distributed approximately $10 million in fiscal 2022 to its shareholders via quarterly cash dividends. Supported by the continued strength of CRA's operating performance, in November 2022 we increased the quarterly dividend amount by 16% to $0.36 per common share. CRA's quarterly dividend payment has increased by more than 150% since we initiated the dividend in 2016, which reflects our confidence in CRA's long-term outlook and our commitment to returning capital to shareholders. Exhibit 7 presents CRA's quarterly dividend amounts over the past five years.

Exhibit 7: Dividend Per Share



Total shareholder redistributions have equaled $170 million over the past five years, which translates to an average annual shareholder yield of approximately 7% relative to our average market capitalization over this period.

Reinvestment in the Business

In addition to returning substantial capital to its shareholders, CRA has simultaneously pursued opportunities for reinvestment in the business to support value-creating growth. As a consulting firm, hiring and retaining top talent is fundamental to our success and has produced the strong operating results discussed above. Similar to prior years, the vast majority of CRA's reinvestment opportunities in fiscal 2022 came in the form of talent investments.

As the pandemic receded and permitted more in-person interactions, we were able to engage more deeply with talent and deployed $49 million during the year in talent investments. Through these reinvestments in the business, CRA acquired and retained revenue-generating talent across numerous service offerings and geographic locations. In addition to payments to individuals, these investments included the purchase consideration paid as part of two traditional acquisitions that we completed during fiscal 2022:

- In February 2022, CRA welcomed approximately 45 new consulting and corporate colleagues as part of the acquisition of Welch Consulting, a group of highly respected consultants in the labor and employment space. At a time when issues of fair treatment in the workplace are receiving more attention, this transaction approximately doubled the size of our Labor & Employment practice.

- In late November 2022, CRA announced the acquisition of bioStrategies Group. Our 17 new colleagues focus on developing commercial strategies for healthcare products and technologies. Based in Chicago, this group expands the geographic presence of our Life Sciences practice and better positions us to serve clients in the Midwest.

In addition to talent investments, CRA spent $4 million on traditional capital expenditures. Looking ahead, CRA remains well capitalized to pursue additional value-creating opportunities as we ended the year with $31 million in cash and zero borrowings under the new and expanded $250 million revolving credit facility that we established in August 2022.

Outlook

Our performance in fiscal 2022 once again demonstrated the durability of CRA's business. When looking forward and commenting about CRA's prospects, we often make references to general economic and political uncertainties that may affect our business. In recent years, these risks have appeared in the form of the COVID-19 pandemic, the war in Ukraine, rapid interest rate hikes by central banks, heightened inflation across the economy, and a seemingly ever-present threat of a recession to name a few. But through it all, CRA has continued to deliver exceptional results.

This is not to say that CRA is immune to macroeconomic turbulence or that we have eliminated volatility in our performance. On the contrary, we will undoubtedly encounter challenges in the years ahead. While global economic and political risks may disrupt our business environment, I am confident that my CRA colleagues will confront any challenge with the same vigor and commitment that they have demonstrated so consistently during my tenure at the firm. Furthermore, our portfolio of services remains highly valued by our clients, and we continue to see growth opportunities in our core markets.

I am grateful to all my colleagues for their hard work during the year as we helped our clients address their most important challenges. I am equally grateful to you, my fellow shareholders, who have supported our management of the business to maximize long-term value per share. Your encouragement and patience have allowed CRA to become a stronger, more valuable firm as we reinvest in the business for profitable growth and simultaneously return meaningful capital to our shareholders. We look forward to building on this solid foundation and the momentum in the business to achieve new highs in the years ahead.

Sincerely,

Paul Maleh
President, Chief Executive Officer and Chairman of the Board
May 26, 2023

Charles River Associates

Reconciliation of Non-GAAP Financial Measures

		Fiscal Years				
($ in millions, except per share data)	**2017**	**2018**	**2019**	**2020**	**2021**	**2022**
Revenues	$ 370.1	$ 417.6	$ 451.4	$ 508.4	$ 565.9	$ 590.9
Income from operations	15.8	28.9	29.3	34.8	55.7	58.7
Operating margin (%)	**4.3 %**	**6.9 %**	**6.5 %**	**6.8 %**	**9.8 %**	**9.9 %**
Net income (loss) attributable to CRA International, Inc.	$ 7.6	$ 22.5	$ 20.7	$ 24.5	$ 41.7	$ 43.6
Net income (loss) attributable to noncontrolling interest, net of tax	0.1	-	-	-	-	-
Net income	$ 7.7	$ 22.5	$ 20.7	$ 24.5	$ 41.7	$ 43.6
Net income margin (%)	**2.1 %**	**5.4 %**	**4.6 %**	**4.8 %**	**7.4 %**	**7.4 %**
Weighted average shares outstanding (diluted)	8.5	8.6	8.2	7.9	7.6	7.4
Diluted earnings per share	$ 0.89	$ 2.61	$ 2.53	$ 3.07	$ 5.45	$ 5.91
Reconciliation of GAAP net income to non-GAAP net income:						
GAAP net income	$ 7.7	$ 22.5	$ 20.7	$ 24.5	$ 41.7	$ 43.6
Other	8.6	1.4	5.4	3.0	0.4	0.3
Tax effect of non-GAAP adjustments	0.1	(0.2)	(1.5)	(0.8)	(0.1)	(0.1)
Non-GAAP adjustments, net of tax	8.7	1.2	4.0	2.2	0.3	0.2
Non-GAAP net income	$ 16.4	$ 23.7	$ 24.7	$ 26.7	$ 42.0	$ 43.8
Non-GAAP net income margin (%)	**4.4 %**	**5.7 %**	**5.5 %**	**5.3 %**	**7.4 %**	**7.4 %**
Non-GAAP net income per diluted share outstanding	$ 1.91	$ 2.75	$ 3.01	$ 3.35	$ 5.49	$ 5.94

	2017	**2018**	**2019**	**2020**	**2021**	**2022**
($ in millions)						
Reconciliation of GAAP net income to non-GAAP EBITDA:						
Net Income	$ 7.7	$ 22.5	$ 20.7	$ 24.5	$ 41.7	$ 43.6
Adjustments needed to reconcile GAAP net income to non-GAAP net income:	8.7	1.2	4.0	2.2	0.3	0.2
Non-GAAP net income	$ 16.4	$ 23.7	$ 24.7	$ 26.7	$ 42.0	$ 43.8
Interest expense (income), net	0.5	0.6	1.3	1.2	1.0	1.8
Provision (benefit) for income taxes	7.3	6.6	7.5	9.9	12.7	15.3
Depreciation and amortization	8.9	10.0	10.6	12.8	12.8	12.0
Non-GAAP EBITDA	$ 33.1	$ 41.0	$ 44.1	$ 50.7	$ 68.4	$ 72.9
Non-GAAP EBITDA margin	**9.0 %**	**9.8 %**	**9.8 %**	**10.0 %**	**12.1 %**	**12.3 %**

	GAAP	**Non-GAAP**	**Difference due to Other**
Revenue growth (Fiscal Years 2018-2022)	**60%**	**60%**	**— %**
EBITDA growth (Fiscal Years 2018-2022)	**N/A**	**120%**	**N/A**
Net income growth (Fiscal Years 2018-2022)	**466%**	**167%**	**(299)%**
Earnings per diluted share (EPS) growth (Fiscal Years 2018-2022)	**564%**	**211%**	**(353)%**
Revenue growth (Fiscal Year 2022)	**4%**	**4%**	**— %**
EBITDA growth (Fiscal Year 2022)	**N/A**	**7%**	**N/A**
Net income growth (Fiscal Year 2022)	**5%**	**4%**	**(1)%**
Earnings per diluted share (EPS) growth (Fiscal Year 2022)	**8%**	**8%**	**— %**

Note:

Adjustments referred to as "Other" include goodwill and intangible impairment charges, valuation changes in contingent consideration liabilities associated with prior acquisitions, consideration paid in connection with the IQVIA transaction, activity from GNU123 Liquidating Corporation, acquisition-related costs, lease recapture, and estimated impact of The Tax Cuts and Jobs Act.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission file number: **000-24049**

CRA International, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts
(State or other jurisdiction of incorporation or organization)
200 Clarendon Street, Boston, MA
(Address of principal executive offices)
04-2372210
(I.R.S. Employer Identification No.)
02116-5092
(Zip code)

617-425-3000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, no par value	CRAI	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the stock held by non-affiliates of the registrant as of July 1, 2022, the last business day of the registrant's most recently completed second fiscal quarter, based on the closing sale price of $89.15 as quoted on the NASDAQ Global Select Market as of such date, was approximately $607.5 million. Outstanding shares of common stock beneficially owned by executive officers and directors of the registrant and certain related entities have been excluded from this computation because these persons may be deemed to be affiliates. The fact that these persons have been deemed affiliates for purposes of this computation should not be considered a conclusive determination for any other purpose.

As of February 24, 2023, CRA had outstanding 7,182,857 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE
The information required for Part III of this annual report is incorporated by reference from the registrant's definitive proxy statement for the 2022 annual meeting of its shareholders to be filed with the Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2022.

CRA INTERNATIONAL, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

TABLE OF CONTENTS

PART I

Item 1—*Business*

Forward-Looking Statements

This annual report contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. Forward-looking statements provide current expectations of future events based on certain assumptions and include any statement that does not directly relate to any historical or current fact. These statements are inherently uncertain, and actual events could differ materially from our predictions. Forward-looking statements can also be identified by words such as "future," "anticipates," "believes," "estimates," "expects," "intends," "plans," "predicts," "will," "would," "could," "can," "may," and similar terms. Forward-looking statements are not guarantees of future performance and the Company's actual results may differ significantly from the results discussed in the forward-looking statements. Important factors that could cause actual events to vary from our predictions include those discussed in this annual report under the heading "Risk Factors." We assume no obligation to update our forward-looking statements to reflect new information or developments. We urge readers to review carefully the risk factors described in this annual report and in the other documents that we file with the Securities and Exchange Commission ("SEC"). You can read these documents at www.sec.gov.

Additional Available Information

Our principal internet address is www.crai.com. Our website provides a link to a third-party website through which our annual, quarterly, and current reports, and amendments to those reports, are available free of charge. We believe these reports are made available as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. We do not maintain or provide any information directly to the third-party website, and we do not check its accuracy.

Our website also includes information about our corporate governance practices. The Investor Relations page of our website provides a link to a web page where you can obtain a copy of our code of business conduct and ethics applicable to our principal executive officer, principal financial officer, and principal accounting officer. We intend to make required disclosures of amendments to our code of business conduct and ethics, or waivers of a provision of our code of business conduct and ethics, on the Governance Documents & Reports page linked from the Investor Relations page of our website.

Introduction

CRA International, Inc. ("CRA", "the Company", "us", "we", or "our") was incorporated as a Massachusetts corporation in 1965. We are a leading global consulting firm specializing in providing economic, financial and management consulting services. We advise clients on economic and financial matters pertaining to litigation and regulatory proceedings, and guide corporations through critical business strategy and performance-related issues. Since 1965, we have been engaged by clients for our unique combination of functional expertise and industry knowledge, and for our objective solutions to complex problems. We combine economic and financial analysis with expertise in litigation and regulatory support, business strategy and planning, market and demand forecasting, and policy analysis. We are often retained in high-stakes matters, such as multibillion-dollar mergers and acquisitions, new product introductions, major strategy and capital investment decisions, and complex litigation, the outcomes of which often have significant consequences for the parties involved. These matters often require independent analysis and, as a result, the parties involved must rely on outside experts. Our analytical strength enables us to reach objective, factual conclusions that help clients make important business and policy decisions and resolve critical disputes. Clients turn to us because we can provide highly credentialed and experienced economic and finance experts to address critical, tough assignments, with high-stakes outcomes.

We offer consulting services in two broad areas: litigation, regulatory, and financial consulting and management consulting. We provide our consulting services primarily through our highly credentialed and experienced staff of employee consultants. Our employee consultants have backgrounds in a wide range of disciplines, including economics, business, corporate finance, materials sciences, accounting, and engineering. They combine outstanding intellectual acumen with practical experience and in-depth understanding of industries and markets. To enhance the expertise we provide to our clients, we maintain close working relationships with a select group of renowned academic and industry non-employee experts.

Our business is diversified across multiple dimensions, including service offerings and vertical industry coverage, as well as areas of functional expertise, client base, and geography. We believe this diversification reduces our dependence on any particular market, industry, or geographic area.

We provide consulting services to corporate clients and attorneys in a wide range of litigation and regulatory proceedings, providing high-quality research and analysis, expert testimony, and comprehensive support in litigation and regulatory proceedings in all areas of finance, accounting, economics, insurance, and forensic accounting and investigations. We also use our expertise in economics, finance, and business to offer law firms, businesses, and government agencies services related to class certification, damages analysis, expert reports and testimony, regulatory analysis, antitrust and competition matters, strategy development, forensic accounting, information security and privacy matters, labor and employment disputes, transfer pricing issues, valuation of tangible and intangible assets, intellectual property litigation and damages, risk management, and transaction support. In our management consulting services, we use our expertise in economics, finance, and business analysis to offer our clients such services as strategy development, performance improvement, corporate strategy and portfolio analysis, estimation of market demand, ESG and sustainability strategy and analysis, design and implementation of auction and competitive bidding, new product pricing strategies, valuation of intellectual property and other assets, assessment of competitors' actions, and analysis of new sources of supply. Our analytical expertise in advanced economic and financial methods is complemented by our in-depth expertise in specific industries, including communications and media; consumer products, health, and wellness; energy; entertainment and leisure; financial services; healthcare; life sciences; manufacturing and industrials; natural resources; retail and distribution; technology; and transportation.

We have completed thousands of engagements for clients around the world, including domestic and foreign companies; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; and national and international trade associations. We also work with many of the world's leading law firms. We experience a high level of repeat business.

We deliver our services through an international network of coordinated offices. Headquartered in Boston, Massachusetts, we have offices throughout the Americas, Europe, and Australia.

Industry Overview

Businesses are operating in an increasingly complex economic, legal, and regulatory environment that create both challenges and opportunities. Companies across industry sectors are seeking new strategies appropriate for the current economic environment, as well as greater operational efficiencies. To accomplish these objectives, they gather, analyze, and use information wisely to assure that business decisions are well-informed. In addition, as markets have become global, companies have the opportunity to expand their presence throughout the world, which can expose them to increased competition and the uncertainties of foreign operations. Further, companies are increasingly relying on technological and business innovations to improve efficiency, thus increasing the importance of strategically analyzing their businesses and developing and protecting new technology. The increasing complexity and changing nature of the business environment are also forcing governments to modify their regulatory strategies. These constant changes in the regulatory environment and the evolving regulatory posture in the U.S. have led to frequent litigation and interaction with government agencies, as our clients attempt to interpret and react to the implications of this changing environment. Furthermore, as the general business and regulatory environment becomes more complex, corporate litigation has also become more complicated, protracted, expensive, and important to the parties involved.

As a result, companies rely on sophisticated economic and financial analysis to solve complex problems and improve decision-making. Economic and financial models provide the tools necessary to analyze a variety of issues confronting businesses, such as interpretation of sales data, effects of price changes, valuation of assets, assessment of competitors' activities, evaluation of new products, and analysis of supply limitations. Governments also rely on economic and finance theory to measure the effects of anticompetitive activity, evaluate mergers and acquisitions, change regulations, implement auctions to allocate resources, and establish transfer pricing rules. Finally, litigants and law firms are using economic and finance theory to help determine liability and to calculate damages in complex and high-stakes litigation. At times, companies and their counsel may require eDiscovery strategies for data preservation, collection, analysis, reporting, and delivery. As the need for complex economic and financial analysis becomes more widespread, companies and governments are turning to outside consulting firms, such as ours, for access to the independent and specialized expertise, experience, and prestige that are not available to them internally. In addition, companies' strategic, organizational, and operational problems have become more acute as a result of the economic environment, and companies are relying on management consultants for help in analyzing, addressing, and solving strategic business problems and performance-related issues involving market supply and demand dynamics, supply chain and sourcing, pricing, capital allocation, technology management, portfolio positioning, risk management, merger integration, and improving shareholder value.

Competitive Strengths

Since 1965, we have been committed to providing sophisticated consulting services to our clients. We believe that the following factors have been critical to our success.

Strong Reputation for High-Quality Consulting; High Level of Repeat Business.   Since 1965, we have been a leader in providing sophisticated economic analysis and original, authoritative advice to clients involved in complex litigation and regulatory proceedings, and we also provide management consulting services to companies facing strategic, organizational, and operational challenges. As a result, we believe we have established a strong reputation among leading law firms and business clients as a preferred source of expertise in economics, finance, business, and management consulting, as evidenced by our high level of repeat business. In addition, we believe our significant name recognition, developed as a result of our work on many high-profile litigation and regulatory engagements, has enhanced the development of our management consulting practice.

Highly Educated, Experienced, and Versatile Consulting Staff.   We believe our most important asset is our base of employee consultants, particularly our senior employee consultants. As of December 31, 2022, we employed 939 consultants, which consisted of 149 officers, 496 other senior staff and 294 junior staff. Approximately 77% of our senior staff have advanced degrees, with 43% of the advanced degrees being doctorate degrees. We are extremely selective in our hiring of consultants, recruiting from leading universities, industry, and government. Many of our employee consultants are nationally or internationally recognized as experts in their respective fields and have published scholarly articles, lectured extensively, and been quoted in the press. In addition to their expertise in a particular field, most of our employee consultants are able to apply their skills across numerous practice areas. This flexibility in staffing engagements is critical to our ability to apply our resources to meet the demands of our clients. As a result, we seek to hire consultants who not only have strong analytical skills, but who are also creative, intellectually curious, and driven to develop expertise in new practice areas and industries.

International Presence.   We deliver our services through an international network of coordinated offices. Many of our clients are multinational firms with issues that cross international boundaries, and we believe our international presence provides us with an advantage to address complex issues that span countries and continents. Our international presence also gives us access to many of the leading experts around the world on a variety of issues, allowing us to expand our knowledge base and areas of functional expertise.

Diversified Business.   Our business is diversified across multiple dimensions, including service offerings, vertical industry coverage, areas of functional expertise, client base, and geography. By maintaining expertise in multiple industries, we are able to offer clients creative and pragmatic advice tailored to their specific markets. By offering clients litigation, regulatory, financial, and management consulting services, we are able to satisfy an array of client needs, ranging from expert testimony for complex lawsuits to designing global business strategies. This broad range of expertise enables us to take an interdisciplinary approach to certain engagements, combining economists and experts in one area with specialists in other disciplines. We believe this diversification reduces our dependence on any particular market, industry, or geographic area. Furthermore, our litigation, regulatory, and financial consulting businesses are driven primarily by regulatory changes and high-stakes legal proceedings. Our diversity also enhances our expertise and the range of issues that we can address on behalf of clients.

Integrated Business.   We manage our business on an integrated basis through our international network of offices and areas of functional expertise. Many of our practice areas operate throughout multiple offices and are managed across geographic borders. We view these cross-border practices as integral to our success and key to our management approach. Our practices share not only staff, but also consulting approaches and marketing strategies. When we acquire companies, our practice is to rapidly integrate systems, procedures, and people into our business platform. In addition to sharing our intellectual property assets globally, we encourage geographic collaboration among our practices by including each consultant's overall contribution to our practices as a factor in determining the consultant's annual bonus.

Diversified Client Base.   We have completed thousands of engagements for clients in a broad range of industries around the world. Our clients are major firms, and national and international law firms representing such clients, across a multitude of industries that include communications and media; consumer products, health, and wellness; energy; entertainment and leisure; financial services; healthcare; life sciences; manufacturing and industrials; natural resources; retail and distribution; technology; and transportation.

Established Corporate Culture.   Our success results in part from our established corporate culture. We believe we attract consultants because of our extensive history, our strong reputation, the credentials, experience, and reputations of our employee consultants, the opportunity to work on an array of matters with a broad group of renowned non-employee experts, and our collegial atmosphere where teamwork and collaboration are emphasized and valued by many clients.

Access to Leading Academic and Industry Experts.   To enhance the expertise we provide to our clients and the depth and breadth of our insights, we maintain close working relationships with a select group of non-employee experts. Depending on client needs, we use non-employee experts for their specialized expertise, assistance in conceptual problem-solving, and expert witness testimony. We work regularly with renowned professors at such institutions as the University of Chicago, the University of California at Berkeley, Yale University, Georgetown University, Boston University, Harvard University, Texas

A&M University, Brigham Young University, University of Texas-Austin, the University of Wisconsin-Madison and other leading universities. These experts also generate business for us and provide us access to other leading academic and industry experts. By establishing affiliations with these prestigious experts, we further enhance our reputation as a leading source of sophisticated economic and financial analysis.

Services

We offer consulting services in two broad areas: litigation, regulatory, and financial consulting and management consulting.

Litigation, Regulatory, and Financial Consulting

In our litigation, regulatory, and financial consulting practices, we typically work closely with law firms on behalf of one or more companies involved in litigation or regulatory proceedings in such areas as antitrust, damages, and labor and employment. Many of the lawsuits and regulatory proceedings in which we are involved are critical assignments with high-stakes outcomes, such as obtaining regulatory approval of a pending merger or analyzing possible damages awards in a class action case. The ability to formulate and effectively communicate powerful economic and financial arguments to courts and regulatory agencies is often critical to a successful outcome in litigation and regulatory proceedings. Our consultants combine analytical rigor with practical experience and in-depth understanding of industries and markets. Our analytical strength enables us to reach objective, factual conclusions that help our clients make important business and policy decisions and resolve critical disputes. Our consultants work with law firms, corporate counsel, and regulatory agencies to assist in developing the theory of the case and in preparing the testimony of expert witnesses from among our employees, our non-employee experts, and others in academia. In addition, our consultants provide general litigation support, including reviewing legal briefs and assisting in the appeals process.

The following is a summary of the areas of functional expertise that we offer in litigation, regulatory, and financial consulting engagements. We provide services, such as economic expertise, analyses, and expert testimony, in these areas:

Areas of Functional Expertise	Description of Area of Service
Antitrust & Competition	Antitrust litigation, including economic analysis of the competitive effects of alleged collusion and cartels, monopolization, abuse of dominance, monopsony, and vertical restrictions.
Damages & Valuation	Disputes involving lost profits, breach of contract, purchase price, valuation, business interruption, product liability, and fraud, among other damages claims. Calculating damages, providing expert testimony, and critiquing opposing experts' damages analyses in matters involving disputes in antitrust; intellectual property; securities and other financial market issues; insolvency; property values; contract; employment discrimination; product liability; environmental contamination; and purchase price. Supporting clients with broader corporate valuation services, providing pre-trial evaluations of damages claims and methodologies, and evaluating proposed settlements in class action and other cases.
Financial Accounting & Valuation	Commercial and shareholder disputes; corporate finance damages; corporate investigations; due diligence; financial accounting; valuation and litigation support and expert testimony, including both liability and damages.
Financial Economics	Matters pertaining to financial markets, including regulatory analyses and litigation support for financial institutions in areas of fair lending compliance, credit risk, credit scoring, consumer and mortgage lending, housing markets, international mortgage markets, and securitization.
Forensic & Cyber Investigations	Forensic accounting and analysis of complex accounting issues; fraud, corruption, bribery and embezzlement investigations; financial reporting misstatements, misconduct, and non-compliance allegations; white collar defense; cybercrime, data breach and theft of trade secrets investigations; computer and other digital forensic analyses; actionable business intelligence and reputational due diligence; and other independent professional services that help clients preserve their reputation and support their commitment to integrity.

Areas of Functional Expertise	Description of Area of Service
Insurance Economics	Matters pertaining to advising insurers, regulators, and legislators with respect to management, insurance products, and litigation and regulation.
Intellectual Property	Matters pertaining to all types of intellectual property assets including valuation, litigation, transaction and strategic advisory services, patents, trade secrets, copyrights, and trademarks as well as economic damages in intellectual property litigation, valuations of intellectual property assets for strategic and regulatory purposes, and transactional advisory services for licensing and other intellectual property-rich transactions.
International Arbitration	International arbitration cases brought under bilateral investment treaties and arbitration clauses in contracts between firms. Assessing causation and quantifying damages using sophisticated modeling and analytical techniques and presenting findings to arbitration authorities. Analyses of valuations and estimates of damages associated with breaches of contract, national laws, and international treaties and the effects of market rules, processes, and contracts on prices and competition.
Labor & Employment	All facets of employment litigation including equal employment opportunity claims under Title VII, the Age Discrimination in Employment Act, the Equal Pay Act, and the Americans with Disabilities Act. Providing expert witness and litigation support services, conducting proactive analyses of employment and contracting practices, monitoring consent decrees and settlement agreements, designing information systems to track relevant employment data, and analyzing liability and assessing damages under the Fair Labor Standards Act, California overtime laws, and state-specific wage and hour laws.
Mergers & Acquisitions	Assistance for clients in obtaining domestic and foreign regulatory approvals in proceedings before government agencies, such as the U.S. Federal Trade Commission, the U.S. Department of Justice, the Merger Task Force at the European Commission, and the Canadian Competition Bureau. Analyses include simulating the effects of mergers on prices, estimating demand elasticities, designing and administering customer and consumer surveys, and studying possible acquisition-related synergies.
Regulatory Economics & Compliance	Regulatory proceedings and assisting clients in understanding and mitigating regulatory risks and exposures, preparing policy studies that help develop the basis for sound regulatory policy, drafting regulatory filings, and advising on regulations pertaining to environmental protection, employment, and health and safety.
Risk, Investigations & Analytics	Assistance for clients facing complex legal and business challenges using a multi-disciplinary approach to collect, process, and analyze information, including large and complex data sets from internal and external sources, electronic communications and transactions, insights from public records, social media, and human intelligence. Services include investigative due diligence; independent monitoring; anti-money laundering and financial crimes advisory; litigation support; corporate intelligence; fraud and corruption investigations; asset tracking; social media analytics; account remediation; compliance assessment; and systems investigations.
Securities & Financial Markets	Application of financial economics and accounting to complex litigation and business problems in such areas as securities litigation; securities markets and financial institutions; valuation and damages; and other financial litigation.
Transfer Pricing	All phases of the tax cycle, including planning, documentation, and tax valuation. Also includes audit defense and support in advanced pricing agreements, alternative dispute resolution, and litigation in proceedings involving the Internal Revenue Service, the Tax Division of the U.S. Department of Justice, state and municipal tax authorities, and foreign tax authorities.

Management Consulting

Our management consulting practices offer a unique mix of industry and functional expertise to help companies address and solve their strategic, organizational, and operational business problems. We advise clients in a broad range of industries on how to succeed in uncertain, rapidly changing environments by generating growth, creating value, and enhancing shareholder wealth.

Additionally, we challenge clients to develop fresh approaches by sharing industry insights, focusing on facts, and questioning tradition. We support clients in business improvement implementation by setting priorities, focusing resources, and aligning operations, and we get results by helping clients make distinctive, substantial improvements in their organizations' performance.

The following is a summary of the areas of functional expertise that we offer in management consulting.

Areas of Functional Expertise	Description of Area of Service
Auctions & Competitive Bidding	Providing auction and market design, implementation, and monitoring services, as well as bidding support services, for businesses, industry organizations, and governments in various industries around the world, including commodities, energy and utilities, telecommunications, transportation, natural resources, and other industries.
Corporate & Business Strategy	Advising on business strategy, corporate revitalizations, and organizational effectiveness by bringing new ways of thinking to companies and new ways of working to develop better strategies over time and identifying the highest-value opportunities that address critical challenges and transform business. Advising chief executive officers and executive management teams on corporate and business unit strategy, market analysis, portfolio management, pricing strategy, and product positioning. Areas of expertise include strategy, execution, organic growth, growth through acquisition, productivity, risk management, leadership and organization, and managing for value.
Enterprise Risk Management	Advising large financial institutions and corporations in areas of governance and strategy, process analytics, and technology related to risk management.
Environmental & Energy Strategy	Advising companies on the following: corporate strategy to address risks and uncertainties surrounding environmental policy developments; business models that adapt to future environmental policy; investment decision-making processes that account for environmental policy uncertainty; environmental strategic compliance options with regulations/legislation; emissions trading planning surrounding cap-and-trade policies; identification of business opportunities that could relate to environmental trends; and the economic and business issues surrounding clean and renewable energy, enterprise and asset management, global gas and liquefied natural gas services, and regulation and litigation.
Intellectual Property & Technology Management	Advising top management, investors, and boards on technology strategy and planning, research and development management, commercialization, technology market evaluation, intellectual property management, and portfolio and resource management.
Organization & Performance Improvement	Advising corporate clients in areas of revenue growth drivers; operating margin drivers; asset efficiency drivers; key enablers; and performance management and metrics.
Transaction Advisory Services	Advising business leaders, including buyers and sellers, in the areas of due diligence, mergers and acquisitions, private equity, and valuation.

Industry Expertise

We believe our ability to combine expertise in advanced economic and financial methods with in-depth knowledge of particular industries is one of our key competitive strengths. By maintaining expertise in certain industries, we provide clients practical advice tailored to their specific markets. This industry expertise, which we developed over decades of providing sophisticated consulting services to a diverse group of clients in many industries, differentiates us from many of our competitors. We believe that we have developed a strong reputation and substantial name recognition within specific industries, which has led to repeat business and new engagements from clients in those markets. While we provide services to clients in a wide variety of industries, we have particular expertise in the following industries:

- Communications & Media
- Consumer Products, Health, & Wellness
- Energy
- Entertainment & Leisure
- Financial Services
- Healthcare
- Life Sciences
- Manufacturing & Industrials
- Natural Resources
- Retail & Distribution
- Technology
- Transportation

Clients

We have completed thousands of engagements for clients around the world, including domestic and foreign corporations; federal, state, and local domestic government agencies; governments of foreign countries; public and private utilities; accounting firms; and national and international trade associations. Frequently, we work with major law firms who approach us on behalf of their clients. While we have particular expertise in a number of industries, we provide services to a diverse group of clients in a broad range of industries. Our policy is to keep the identities of our clients confidential unless our work for the client is already publicly disclosed. Our clients come from a broad range of industries, with no single client accounting for more than 5% of our revenues in any of fiscal 2022, fiscal 2021, or fiscal 2020.

We derived approximately 19% of consolidated revenues from fixed-price contracts in fiscal 2022, and approximately 24% of consolidated revenues from fixed-price contracts in each of fiscal 2021, and fiscal 2020. These contracts are more common in our management consulting practices, and would likely grow in number with expansion of those practices.

Human Capital

As of December 31, 2022, we employed 939 consultants, consisting of 149 officers, 496 other senior staff and 294 junior staff. Approximately 77% of our senior staff have advanced degrees, with 43% of the advanced degrees being doctorate degrees, in addition to substantial management, technical, or industry expertise. We believe our financial results and reputation are directly related to the number and quality of our employee consultants.

We derive most of our revenues directly from the services provided by our employee consultants. Our employee consultants have backgrounds in many disciplines, including economics, business, corporate finance, accounting, materials sciences, life sciences, computer science, and engineering. We are highly selective in our hiring of consultants, recruiting primarily from a select group of leading universities and degree programs, industry, and government. We foster a culture where different ideas and perspectives are both welcomed and encouraged, and we strive to retain and promote diverse and dynamic talent. Our recruitment process evaluates an individual's experience, skills, and potential for growth, and is tailored to meet both the needs of the role and the interests of the candidate. We have trained our interviewing professionals on practices associated with inclusive interviewing, including how to minimize unconscious bias. We believe consultants choose to work for us because of our emphasis on accurate, rigorous analytics and high quality work; our culture that values intellectual curiosity, initiative, and resourcefulness; and our collegial, inclusive, and multi-disciplinary approach to complex client needs. Our training and career development programs for our employee consultants focus on providing multi-dimensional technical, foundational, and consulting skills. This framework is designed to complement on-the-job experience and an employee's pursuit of his or her own career development. Employee consultants participate in structured programs focused on managing teams, technical and empirical knowledge, and building client relationships. Through our ongoing internally-led workshops, speakers deliver presentations and conduct discussions with our employee consultants on various topics ranging from analytical tools to thought leadership material and service capabilities. We also provide scheduled courses designed to improve an employee's professional skills, such as written and oral presentation, marketing techniques, feedback discussions, and business development. Additionally, we encourage our employee consultants to pursue their academic interests through self-directed training modules, our on-demand library of software webinars, and external professional development and continuing education opportunities.

Many of our employee consultants have signed non-solicitation agreements, which generally prohibit the employee from soliciting our clients or soliciting or hiring our employees for one year or longer following termination of the person's employment with us. We seek to align each employee's interest with our overall interests, and many of our strongest contributors have an equity interest in us.

We compensate our senior corporate leaders, practice leaders, key revenue generators, and other employees with salary and a mixture of incentive-based programs that provide for cash and equity compensation. We maintain a bonus program through which we pay annual, performance-based cash bonuses to our employee consultants and certain other employees. In 2009, the compensation committee of our Board of Directors adopted our long-term incentive program, or "LTIP," as a framework for equity grants made under our 2006 equity incentive plan to our senior corporate leaders, practice leaders, and key revenue generators. The equity awards granted under the LTIP include stock options, time-vesting restricted stock units, and performance-vesting restricted stock units. In December 2016, our compensation committee modified the LTIP to allow grants of service- and performance-based cash awards in lieu of, or in addition to, equity awards to our senior corporate leaders, practice leaders, and key revenue generators. These LTIP cash awards are currently granted under our cash incentive plan. The LTIP is designed to reward our senior corporate leaders, practice leaders and key revenue generators and to provide them with the opportunity to share in the long-term growth of our business. The compensation committee of our Board of Directors is responsible for approving all cash and equity awards under the LTIP, all other equity compensation awards, and the total bonuses to be distributed under our bonus program, and for establishing performance goals under compensation awards and determining the extent to which these goals are achieved. Our chief executive officer, in his discretion and in consultation with the compensation committee of our Board of Directors, approves the bonuses to be granted to our employees.

In addition, we work closely with a select group of non-employee experts from leading universities and industry. These experts supplement the work of our employee consultants and generate business for us. We believe these experts choose to work with us because of the interesting and challenging nature of our work, the opportunity to work with our quality-oriented consultants, and the financially rewarding nature of the work. Several non-employee experts, generally comprising the more active of those with whom we work, have entered into restrictive covenants with us of varying lengths, which, in some cases, include non-competition agreements.

Our revenues largely depend on the number of hours worked by our employee consultants. As a result, we experience certain seasonal effects that impact our revenue, such as holiday seasons and the summer vacation season.

Marketing and Business Development

Our business development and marketing activities, led by our employee consultants and our Marketing, Business Development and Coaching group, emphasize building and maintaining relationships, cultivating brand awareness, and generating leads for new work. We encourage our employee consultants to generate new business from both existing and new clients, and we reward our employee consultants with increased compensation and promotions for obtaining new business. Many of our consultants have published articles in industry, business, economic, legal, or scientific journals, and have made speeches and presentations at industry conferences and seminars, which serve as a means of attracting new business and enhancing their reputations. On occasion, employee consultants work with one or more non-employee experts to market our services.

We supplement the personal marketing efforts of our employee consultants with diverse business development and marketing activities, including virtual and in-person seminars and presentations, speaking at and attending relevant conferences, social networking events, podcasts, videos, social media, and extensive thought leadership that we publish in industry, business, economic, legal, or scientific journals. We regularly organize seminars for existing and potential clients featuring panel members that include our employee consultants, non-employee experts, and leading government officials. We have an extensive set of brochures and infographics organized around our service areas, which describe our experience and capabilities. Our corporate website is another means of marketing our consultants and capabilities as it houses information about our business development activities, engagements, and biographies of our employee consultants and academic affiliates. We distribute publications to existing and potential clients highlighting emerging trends and noteworthy hires, awards, and engagements. Because existing clients are an important source of repeat business and referrals, we communicate regularly with our existing clients to keep them informed of developments that affect their markets and industries.

We derive the majority of our revenues from new engagements with existing clients. We have worked with leading law firms across the globe and believe we have developed a reputation among law firms as a preferred source of sophisticated economic advice for litigation and regulatory work. For our management consulting services, we also rely on referrals from existing clients, and supplement referrals with a significant amount of direct marketing to new clients through conferences, seminars, publications, presentations, and direct solicitations.

It is important to us that we conduct business ethically and in accordance with industry standards and our own rigorous professional standards. We carefully consider the pursuit of each specific market, client, and engagement in light of these standards.

Competition

The market for economic and management consulting services is intensely competitive, highly fragmented, and subject to rapid change. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and management consulting industries. In the litigation, regulatory, and financial consulting markets, we compete primarily with other economic consulting firms and individual academics. We believe the principal competitive factors in this market are reputation, analytical ability, industry expertise, size, and service. In the management consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. We believe the principal competitive factors in this market are reputation, industry expertise, analytical ability, service, and price.

Item 1A—*Risk Factors*

Our operations are subject to a number of risks. You should carefully read and consider the following risk factors, together with all other information in this report, in evaluating our business. If any of these risks, or any risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition, and results of operations could be adversely affected. If that happens, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our People

We depend upon key employees to generate revenue

Our business consists primarily of the delivery of professional services, and, accordingly, our success depends heavily on the efforts, abilities, business generation capabilities, and project execution capabilities of our employee consultants. In particular, our employee consultants' personal relationships with our clients are a critical element in obtaining and maintaining client engagements. If we lose the services of any employee consultant or group of employee consultants, or if our employee consultants fail to generate business or otherwise fail to perform effectively, that loss or failure could adversely affect our revenues and results of operations. Many of our employee consultants have signed non-solicitation agreements. We do not have non-competition agreements with a majority of our employee consultants, however, and they can terminate their relationships with us at will and without notice. The non-competition and non-solicitation agreements that we have with some of our employee consultants offer us only limited protection and may not be enforceable in every jurisdiction. In the event that an employee leaves, some clients may decide that they prefer to continue working with the employee rather than with us. In the event an employee departs and acts in a way that we believe violates the employee's non-competition or non-solicitation agreement, we will consider any legal remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with the former employee or clients that worked with the employee, or other concerns, outweigh the benefits of any possible legal recovery.

Our business could suffer if we are unable to hire and retain additional qualified consultants as employees

Our business continually requires us to hire highly qualified, highly educated consultants as employees. Our failure to recruit and retain a significant number of qualified employee consultants could limit our ability to accept or complete engagements and adversely affect our revenues and results of operations. Relatively few potential employees meet our hiring criteria, and we face significant competition for these employees from our direct competitors, academic institutions, government agencies, research firms, investment banking firms, and other enterprises. These competing employers may be able to offer potential employees greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we can. Competition for these employee consultants has increased our labor costs, and a continuation of this trend could adversely affect our margins and results of operations.

Maintaining our professional reputation is crucial to our future success

Our ability to secure new engagements and hire qualified consultants as employees depends heavily on our overall reputation as well as the individual reputations of our employee consultants and principal non-employee experts. Because we obtain a majority of our revenues from new engagements with existing clients, any client that is dissatisfied with our performance on a single matter could seriously impair our ability to secure new engagements. Given the frequently high-profile nature of the matters on which we work, including work before and on behalf of government agencies, any factor that diminishes our reputation or the reputations of any of our employee consultants or non-employee experts could make it substantially more difficult for us to compete successfully for both new engagements and qualified consultants.

We depend on our non-employee experts

We depend on our relationships with our non-employee experts. We believe that these experts are highly regarded in their fields and that each offers a combination of knowledge, experience, and expertise that would be very difficult to replace. We also believe that we have been able to secure some engagements and attract some consultants in part because we can offer the services of these experts. Most of these experts can limit their relationships with us at any time for any reason. These reasons could include affiliations with universities with policies that prohibit accepting specified engagements, termination of exclusive relationships, the pursuit of other interests, and retirement.

In many cases we seek to include restrictive covenants in our agreements with our non-employee experts, which could include non-competition agreements, non-solicitation agreements and non-hire agreements. The limitation or termination of any of their relationships with us, or competition from any of them after these agreements expire, could harm our reputation, reduce our business opportunities and adversely affect our revenues and results of operations. The restrictive covenants that we may have with some of our non-employee experts offer us only limited protection and may not be enforceable in every jurisdiction. In the event that non-employee experts leave, clients working with these non-employee experts may decide that they prefer to continue working with them rather than with us. In the event a non-employee expert departs and acts in a way that we believe violates the expert's restrictive covenants we will consider any legal and equitable remedies we may have against such person on a case-by-case basis. We may decide that preserving cooperation and a professional relationship with the former non-employee expert or clients that worked with the non-employee expert, or other concerns, outweigh the benefits of any possible legal action or recovery.

To meet our long-term growth targets, we need to establish ongoing relationships with additional non-employee experts who have reputations as leading experts in their fields. We may be unable to establish relationships with any additional non-employee experts. In addition, any relationship that we do establish may not help us meet our objectives or generate the revenues or earnings that we anticipate.

Additional hiring and business acquisitions could disrupt our operations, increase our costs, or adversely affect our results

Our business strategy is dependent, in part, upon our ability to grow by hiring consultant employees or groups of consultant employees, and we regularly evaluate opportunities to acquire other businesses. We may not, however, be able to identify, hire, acquire, or successfully integrate new employees and acquired businesses without substantial expense, delay, or other operational or financial obstacles. From time to time, we will evaluate the total mix of our services and we may conclude that acquired businesses may not achieve the results we previously expected. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential employees or the prices we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational, and other benefits we anticipate from any hiring or acquisition, including those we have completed. New acquisitions could also negatively impact existing practices. Hiring additional employees or acquiring businesses could also involve a number of additional risks, including:

- the diversion of management's time, attention, and resources from managing and marketing our existing business;

- the failure to retain key acquired personnel or retain existing personnel who may view the acquisition unfavorably;

- additional conflicts of interest due to the acquired businesses that could impact our ability to secure new engagements;

- the need to compensate new employees while they wait for their restrictive covenants with other institutions to expire;

- the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing stockholders;

- increased costs to improve or coordinate managerial, operational, financial, and administrative systems, including compliance with the Sarbanes-Oxley Act of 2002;

- the potential assumption of legal liabilities;

- the inability to attain the expected synergies with an acquired business;

- the impact of earn-outs based on the future performance of our acquired businesses that may deter the acquired company from fully integrating into our existing business; and

- potential difficulties in integrating new employees with diverse backgrounds and experiences with our existing employee consultants.

Our acquisitions have been accounted for as purchases, some of which involved purchase prices in excess of tangible asset values, resulting in the creation of goodwill and other intangible assets. Under generally accepted accounting principles, we do not amortize goodwill or intangible assets acquired in a business combination that are determined to have indefinite useful lives, but instead review them annually (or more frequently if impairment indicators arise) for impairment. To the extent that we determine that such an asset has been impaired, we will write down its carrying value on our consolidated balance sheet and book a non-cash impairment charge in our consolidated statement of operations. If, as a result of acquisitions or otherwise, the amount of intangible assets being amortized increases, so will our amortization charges in future periods.

Risks Related to Our Client Relationships

Clients can terminate engagements with us at any time

Many of our engagements depend upon disputes, proceedings, or transactions that involve our clients. Our clients may decide at any time to seek to resolve the dispute or proceeding, abandon the transaction, or file for bankruptcy. Our engagements can therefore terminate suddenly and without advance notice to us. If an engagement is terminated unexpectedly, our employee consultants working on the engagement could be underutilized until we assign them to other projects. In addition, because much of our work is project-based rather than recurring in nature, our consultants' utilization depends on our ability to secure additional engagements on a continual basis. Accordingly, the termination or significant reduction in the scope of a single large engagement could reduce our utilization and have an immediate adverse impact on our revenues and results of operations.

Information or technology systems failures, or a cybersecurity attack or other compromise of our or our client's confidential or proprietary information, could have a material adverse effect on our reputation, business and results of operations

We rely upon our information and technology infrastructure and systems to operate, manage and run our business and to provide services to our clients. This includes infrastructure and systems for receiving, storing, hosting, analyzing, transmitting and securing our and our clients' sensitive, confidential or proprietary information, including, but not limited to, health and other personally-identifiable information and commercial, financial and consumer data. Our ability to secure and maintain the confidentiality and integrity of this information is critical to our reputation and the success of our businesses. We must comply with the privacy laws of all of the jurisdictions in which we operate, including the strict general data privacy regulation (GDPR) in the European Union, laws that adopt the GDPR as a model (such as Brazil's comprehensive data protection law, the LGPD), and the U.S. state and federal laws such as the California Consumer Protection Act (CCPA), and these laws are becoming increasingly complex and vary by jurisdiction. The costs of complying with these laws and any fines resulting from lack of compliance, and the other costs of protecting our and our clients' confidential information, could have a material effect on our financial results. In addition, we may be affected by or subject to events that are out of our control, including, but not limited to, cybersecurity or other malicious attacks, which continue to evolve and pose a constant risk, unauthorized system intrusions by unknown third parties, viruses, malicious software, worms, failures in our or our third party hosting sites' (whether hosted offsite or in the cloud) information and technology systems, disruptions in the Internet or electricity grids, natural disasters, and terrorism. Any of these events could disrupt our or our client's business operations or cause us or our clients to incur unanticipated losses, including the costs of investigating and remediating any such event and any fines related thereto, as well as reputational damage, any of which could have a material adverse effect on our business and results of operations.

In addition, our or our clients' sensitive, confidential or proprietary information could be compromised or corrupted, whether intentionally or unintentionally, by our employees, outside consultants, vendors, or rogue third-party "hackers" or enterprises. A breach or compromise of the security of our information technology systems or infrastructure, or our processes for securing sensitive, confidential or proprietary information, whether due to a cybersecurity attack or otherwise, could result in the loss or misuse of this information. Any such loss or misuse could result in our suffering claims, fines, damages, losses or reputational damage, any of which could have a material adverse effect on our business and results of operations.

Potential conflicts of interests may preclude us from accepting some engagements

We provide our services primarily in connection with significant or complex transactions, disputes, or other matters that are usually adversarial or that involve sensitive client information. Our engagement by a client may preclude us from accepting engagements with the client's competitors or adversaries because of conflicts between their business interests or positions on disputed issues or other reasons. Accordingly, the nature of our business limits the number of both potential clients and potential engagements. Moreover, in many industries in which we provide consulting services there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of potential clients for our services and increase the chances that we will be unable to continue some of our ongoing engagements or accept new engagements as a result of conflicts of interests.

We derive revenue from a limited number of large engagements

We derive a portion of our revenues from a limited number of large engagements. If we do not obtain a significant number of new large engagements each year, our business, financial condition, and results of operations could suffer. In general, the volume of work we perform for any particular client varies from year to year, and due to the specific engagement nature of our practice, a major client in one year may not hire us in the following year.

Our clients may be unable or unwilling to pay us for our services

Our clients include some companies that may from time to time encounter financial difficulties, particularly during a downward trend in the economy, or may dispute the services we provide. If a client's financial difficulties become severe or a dispute arises, the client may be unwilling or unable to pay our invoices in the ordinary course of business, which could adversely affect collections of both our accounts receivable and unbilled services. On occasion, some of our clients have entered bankruptcy, which has prevented us from collecting amounts owed to us. The bankruptcy of a client with a substantial accounts receivable could have a material adverse effect on our financial condition and results of operations. Clients who have paid sizable invoices may later declare bankruptcy, and a court may determine that we are not properly entitled to any of those payments consequently requiring a repayment by us of some or all of them, which could adversely affect our financial condition and results of operations.

Additionally, from time to time, we may derive a significant amount of revenue from contracts with government agencies in the United States. Because of this, changes in federal government budgetary priorities could directly affect our financial performance. This could result in the cancellation of contracts and/or the incurrence of substantial costs without reimbursement under our contracts with the federal government, which could have a negative effect on our business, financial condition, results of operations and cash flows.

Risks Related to Our Operations

Changes in global economic, business, health and political conditions could have a material adverse impact on our revenues, results of operations, and financial condition

Overall global economic, business, health and political conditions, as well as conditions specific to the industries we or our clients serve, can affect our clients' businesses and financial condition, their demand or ability to pay for our services, and the market for our services. These conditions, all of which are outside of our control, include but are not limited to merger and acquisition activity levels, the availability, cost and terms of credit, the state of the United States and global financial markets, including the impact of rising inflation rates, the levels of litigation and regulatory and administrative investigations and proceedings, global health crises and pandemics, political developments, including the June 2016 referendum where voters in the United Kingdom ("U.K.") approved an exit from the European Union ("E.U."), commonly referred to as "Brexit," geopolitical unrest or other conflicts in foreign nations, natural disasters and the potential impact such developments, uncertainties or further unrest could have on our clients, on the markets in which we operate and on general economic and business conditions. In addition, many of our clients are in highly regulated industries, and regulatory and legislative changes affecting these industries could impact the market for our service offerings, render our current service offerings obsolete, or increase the competition among providers of these services. Although we are not able to predict the positive or negative effects that general changes in global economic, business and political conditions will have on our individual practice areas or our business as a whole, any specific changes in these conditions could have a material adverse impact on our revenues, results of operations and financial condition.

Brexit created political, economic, and regulatory uncertainty in the U.K., where our European operations are headquartered. The impact of Brexit, including the U.K.'s relationship with the E.U. and other countries, including the U.S., remains unclear. The U.K. formally left the E.U. on January 31, 2020. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in political institutions and regulatory agencies. This uncertainty may result in new regulatory, tax, operations, and cost challenges to our U.K., European and global operations. Currency fluctuations caused by or relating to Brexit could adversely affect our financial position. Such uncertainties may significantly impact our business, as customers of our U.K.-based operations evaluate their business needs in consideration of changing economic conditions or increased international regulatory complexities. There can be no assurance that any or all of these events, or others that we cannot anticipate at this time, will not have a material adverse effect on our business, financial condition and results of operations.

Our business and operations may in the future be, adversely affected by epidemics or pandemics such as the COVID-19 pandemic outbreak

We may face risks related to health epidemics and pandemics or other outbreaks of communicable diseases. For example, in March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. In response, many governments have implemented, and continue to implement, "shelter-in-place" restrictions, travel restrictions, and other measures to reduce the spread of COVID-19. Many businesses, including those of our clients, have responded with their own work-from-home policies and procedures. Although our offices remain open and capable of hosting our colleagues, we have invited them to work wherever they feel most comfortable.

A public health epidemic or pandemic, such as the COVID-19 pandemic, poses the risk that our employees, our non-employee experts, governmental agencies, courts, clients, and parties otherwise engaged in the delivery of our services may be prevented from conducting business activities for an indefinite period of time, including due to shutdowns that may be requested or mandated by governmental authorities, or that such epidemic may otherwise interrupt or impair business activities.

The COVID-19 pandemic continues to cause disruption to the global economy, including in the regions in which we and our clients do business. We continue to monitor the pandemic, and while periodic local increases and decreases in COVID-19 cases are likely, generally the restrictions due to and in response to the pandemic continue to be relaxed in most locations. However, the COVID-19 pandemic and efforts to manage it, including those by governmental authorities, have had, and could continue to have, an adverse effect on the economy and may have an adverse impact on our business. This includes, for example, the delay or disruption of the timing of projects due to the length and severity of any restrictions or limitations implemented in the future and the risk that COVID-19 poses our employees, our non-employee experts, governmental agencies, courts, clients, and parties otherwise engaged in the delivery of our services which may prevent them from conducting business activities in the ordinary course for an indefinite period. Extended shutdowns or other restrictions could also adversely limit our business operations or increase costs.

Although economic conditions have generally improved since the height of the COVID-19 pandemic, the strength of the economic recovery is uncertain and may vary across industries, clients and from country to country. The ultimate extent and robustness of any economic recovery from the impact of the pandemic imposes a significant degree of uncertainty and complexity, and may adversely affect our operations and client demand for our services. Adverse or weakening economic conditions either as a direct or indirect result of the COVID-19 pandemic, may also result in deterioration in the collection of customer accounts receivable, as well as a reduction in sales.

Our results of operations and consequently our business may be adversely affected if we are not able to maintain our current bill rates, compensation costs and/or utilization rate

Our revenues and profitability are largely based on the bill rates charged to our clients, compensation costs and the utilization of our consultants. We calculate utilization by dividing the total hours worked by our employee consultants on engagements during the measurement period by the total number of hours that our employee consultants were available to work during that period. If we are not able to maintain adequate bill rates for our services, maintain compensation costs or obtain appropriate utilization rates from our consultants, our results of operations may be adversely impacted. Bill rates, compensation costs and consultant utilization rates are affected by a number of factors, including:

- Our clients' perceptions of our ability to add value through our services;

- The market demand for our services;

- Our competitors' pricing of services and compensation levels;

- The market rate for consultant compensation;

- Our ability to redeploy consultants from completed client engagements to new client engagements; and

- Our ability to predict future demand for our services and maintain the appropriate staffing levels without significantly underutilizing consultants.

The interpretation and application of U.S. tax legislations or other changes in U.S. taxation of our operations could harm our business, revenue, cash flows and financial results

Tax reform remains a legislative priority for the U.S. government and certain legislations have already been enacted. Further regulatory or legislative developments may arise from the proposed U.S. tax reform under the Biden Administration's "Build Back Better Act" which is proposing a new corporate alternative minimum tax and increased taxation of international business operations. While there is current uncertainty regarding what changes will eventually be enacted, such new laws may affect our operating results and financial conditions.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 that includes, among other provisions, changes to the U.S. corporate income tax system, including a fifteen percent minimum tax based on "adjusted financial statement income," and a one percent excise tax on net repurchases of stock after December 31, 2022. The Company is continuing to evaluate the Inflation Reduction Act and its requirements, as well as the application to its business.

What changes if any to the U.S. or non-U.S. taxation of our operations may increase our worldwide effective tax rate, result in additional taxes or other costs or have other material consequences, which could harm our business, revenue, cash flows and financial results.

Our revenues, operating results and cash flows are likely to fluctuate

We experience fluctuations in our revenues, operating results and cash flows and expect that they will continue to occur in the future due to factors that are either within or outside of our control, including, but not limited to, the timing and duration of our client engagements, utilization of our employee consultants, the types of engagements we are working on at different times, the geographic locations of our clients or where the services are rendered, the length of billing and collection cycles, hiring, business and capital expenditures, share repurchases, dividends, debt repayments, and other general economic factors. We may also experience future fluctuations in our cash flows from operations because of increases in employee compensation, including changes to our incentive compensation structure and the timing of incentive payments, which we generally pay during the first quarter of each year, or hiring or retention payments or bonuses which are paid throughout the year. Also, the timing of future acquisitions and other investments and the cost of integrating them may cause fluctuations in our operating results and related cash flows.

Fluctuations in our quarterly revenues and results of operations could depress the market price of our common stock

We may experience significant fluctuations in our revenues and results of operations from one quarter to the next. If our revenues or net income in a quarter fall or fall below the expectations of securities analysts or investors, the market price of our common stock could fall significantly. Our results of operations in any quarter can fluctuate for many reasons, including:

- our ability to implement billing rate increases or maintain billing rates;

- the number, scope, and timing of ongoing client engagements;

- the extent to which we can reassign our employee consultants efficiently from one engagement to the next;

- the extent to which our employee consultants or clients take holiday, vacation, and sick time, including traditional seasonality related to summer vacation and holiday schedules;

- employee hiring and attrition;

- the extent of revenue realization or cost overruns;

- fluctuations in our provision for income taxes due to changes in income arising in various tax jurisdictions, statutory tax rates, valuation allowances, non-deductible expenses, and changes in estimates of our uncertain tax positions;

- fluctuations in interest rates;

- inflation, an economic slowdown, stagflation and/or recessions;

- currency fluctuations; and

- collectability of receivables and unbilled work in process.

Because we generate most of our revenues from consulting services that we provide on an hourly fee basis, our revenues in any period are directly related to the number of our employee consultants, their billing rates, and the number of billable hours they work in that period. We have a limited ability to increase any of these factors in the short term. Accordingly, if we underutilize our consultants during one part of a fiscal period, we may be unable to compensate by augmenting revenues during another part of that period. In addition, we are occasionally unable to utilize fully any additional consultants that we hire, particularly in the quarter in which we hire them. Moreover, a significant majority of our operating expenses, primarily office rent and salaries, are fixed in the short term. As a result, any failure of our revenues to meet our projections in any quarter could have a disproportionate adverse effect on our net income. For these reasons, we believe our historical results of operations are not necessarily indicative of our future performance.

Changes in financial accounting standards or practices may cause unexpected financial reporting fluctuations and affect our reported results of operations

We are required to prepare our consolidated financial statements in accordance with generally accepted accounting principles in the United States of America, which may change periodically. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the Financial Accounting Standards Board and the Securities and Exchange Commission. A change in accounting standards or practices may adversely affect our reported financial results or the way we conduct our business. It may also require changes to the current accounting treatment of certain transactions and the way they are reported in our financial statements. Additionally, such a change in accounting standards or practices may require us to enhance our internal accounting systems and processes, as well as our internal control over financial reporting.

Our failure to execute our business strategy or manage future growth successfully could adversely affect our revenues and results of operations

Any failure on our part to execute our business strategy or manage future growth successfully could adversely affect our revenues and results of operations. In the future, we could open offices in new geographic areas, including foreign locations, and expand our employee base as a result of internal growth and acquisitions. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general and administrative expenses. Expansion creates new and increased management, consulting, and training responsibilities for our employee consultants, and expansion may require additional regulatory compliance. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. We depend heavily upon the managerial, operational, and administrative skills of our executive officers to manage our expansion and business strategy. New responsibilities and demands may adversely affect the overall quality of our work.

Our engagements may result in professional liability and we may be subject to other litigation, claims or assessments

Our services typically involve difficult analytical assignments and carry risks of professional and other liability. Many of our engagements involve matters that could have a severe impact on a client's business, and cause the client to lose significant amounts of money, or prevent the client from pursuing desirable business opportunities. Accordingly, if a client is dissatisfied with our performance, the client could threaten or bring litigation in order to recover damages or to contest its obligation to pay our fees. Litigation alleging that we performed negligently, disclosed client confidential information, or otherwise breached our obligations to the client could expose us to significant liabilities to our clients and other third parties and tarnish our reputation.

Despite our efforts to prevent litigation, from time to time we are party to various lawsuits, claims, or assessments in the ordinary course of business. Disputes may arise, for example, from business acquisitions, employment issues, regulatory actions, and other business transactions. The costs and outcome of any lawsuits or claims could have a material adverse effect on our business and results of operations.

We may need to take material write-offs for the impairment of goodwill and other intangible assets, including if our market capitalization declines

As further described in our Notes to Consolidated Financial Statements, goodwill is monitored annually for impairment, or more frequently, if events or circumstances exist that would more likely than not reduce the fair value of a reporting unit below its carrying amount. In performing the goodwill impairment testing and measurement process, we compare the estimated fair value of our reporting unit to its net book value to identify potential impairment. We estimate the fair value of our consulting business utilizing our market capitalization, plus an appropriate control premium. Market capitalization is determined by multiplying the shares outstanding on the test date by the market price of our common stock on that date. We determine the control premium utilizing data from publicly available premium studies for the trailing four quarters for public company transactions in our industry group. If the estimated fair value of a reporting unit is less than its net book value, an impairment charge would be recorded in our consolidated statement of operations.

A goodwill impairment charge in any period would have the effect of decreasing our earnings in such period. If we are required to take a substantial impairment charge, our reported operating results would be materially adversely affected in such period, though such a charge would have no impact on cash flows or working capital for such period.

The market price of our common stock may be volatile

The market price of our common stock has fluctuated widely and may continue to do so. Many factors could cause the market price of our common stock to rise and fall. Some of these factors are:

- variations in our quarterly results of operations;

- changes in quarterly dividends;

- the extent of any repurchases of shares of our common stock;

- the hiring or departure of key personnel or non-employee experts;

- changes in our professional reputation;

- the introduction of new services by us or our competitors;

- acquisitions or strategic alliances involving us or our competitors;

- changes in accounting principles or methods or issues with our internal control over financial reporting;

- changes in estimates of our performance or recommendations by securities analysts;

- future sales of shares of common stock in the public market; and

- market conditions in the industry and the economy as a whole.

In addition, the stock market often experiences significant price and volume fluctuations. These fluctuations are often unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock. When the market price of a company's stock drops significantly, shareholders often institute securities class action litigation against that company. Any litigation against us could cause us to incur substantial costs, divert the time and attention of our management and other resources, or otherwise harm our business.

Our performance could be affected if employees and non-employee experts default on loans

We utilize forgivable loans with some of our employees and non-employee experts, other than our executive officers, as a way to attract and retain them. A portion of these loans is collateralized. Defaults under these loans could have a material adverse effect on our consolidated statements of operations, financial condition and liquidity.

Fluctuations in the types of service contracts we enter into may adversely impact revenue and results of operations

We derive a portion of our revenues from fixed-price contracts. These contracts are more common in our management consulting area, and would likely grow in number with expansion of that area. Fluctuations in the mix between time-and-material contracts, fixed-price contracts and arrangements with fees tied to performance-based criteria may result in fluctuations of revenue and results of operations. In addition, if we fail to accurately estimate third-party vendor expenses and the resources required for a fixed-price project or fail to satisfy our contractual obligations in a manner consistent with the project budget, we might generate a smaller profit or incur a loss on the project. On occasion, we have had to commit unanticipated additional resources to complete projects, and we may have to take similar action in the future, which could adversely affect our revenues and results of operations. Revenue generated from fixed-price contracts was approximately 19% of our total revenues for the year ended December 31, 2022.

There can be no assurance that we will continue to declare cash dividends at all or in any particular amounts

Our Board of Directors declared the first quarterly dividend on our common stock during 2016 and we have continued to pay quarterly dividends throughout fiscal 2022. Although we anticipate paying regular quarterly dividends on our common stock for the foreseeable future, the declaration of dividends is subject to the discretion of our Board of Directors, and is restricted by applicable state law limitations on distributions to shareholders. As a result, the amount, if any, of the dividends to be paid by us in the future depends upon a number of factors, including but not limited to our available cash on hand, anticipated cash needs, overall financial condition, and future prospects for earnings and cash flows, as well as other factors considered relevant by our Board of Directors. In addition, our Board of Directors may also suspend the payment of dividends at any time. Any reduction or suspension in our dividend payments could adversely affect the price of our common stock.

Our stock repurchase programs could affect the market price of our common stock and increase its volatility

Our Board of Directors has from time to time authorized repurchase programs of our outstanding common stock. Under these stock repurchase programs, we are authorized to repurchase, from time-to-time, shares of our outstanding common stock on the open market or in privately negotiated transactions. The timing and amount of stock repurchases are determined based upon our evaluation of market conditions and other factors. Any stock repurchase program may be suspended, modified or discontinued at any time, and we have no obligation to repurchase any amount of our common stock under any program. Repurchases pursuant to our stock repurchase programs could affect the market price of our common stock and increase its volatility. Any termination of our stock repurchase programs could cause a decrease in the market price of our common stock, and the existence of a stock repurchase program could cause our stock price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity and trading volumes of our common stock. There can be no assurance that any stock repurchases under these programs will enhance stockholder value because the market price of our common stock may decline below the levels at which those repurchases were made. Although our stock repurchase programs are intended to enhance long-term stockholder value, short-term fluctuations in the market price of our common stock could reduce the programs' effectiveness.

We could incur substantial costs protecting our proprietary rights from infringement or defending against a claim of infringement

As a professional services organization, we may rely on non-competition and non-solicitation agreements with some of our employees and non-employee experts to protect our proprietary rights. These agreements, however, may offer us only limited protection and may not be enforceable in every jurisdiction. In addition, we may incur substantial costs trying to enforce these agreements.

Our services may involve the development of custom business processes or solutions for specific clients. In some cases, the clients retain ownership or impose restrictions on our ability to use the business processes or solutions developed from these projects. Issues relating to the ownership of business processes or solutions can be complicated, and disputes could arise that affect our ability to resell or reuse business processes or solutions we develop for clients.

In recent years, there has been significant litigation in the U.S. involving patents and other intellectual property rights. We could incur substantial costs in prosecuting or defending any intellectual property litigation, which could adversely affect our operating results and financial condition.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Litigation may be necessary in the future to enforce our proprietary rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Any such resulting litigation could result in substantial costs and diversion of resources and could adversely affect our business, operating results and financial condition. Any failure by us to protect our proprietary rights, or any court determination that we have either infringed or lost ownership of proprietary rights, could adversely affect our business, operating results and financial condition.

Insurance and claims expenses could significantly reduce our profitability

We are exposed to claims related to group health insurance. We self-insure a portion of the risk associated with these claims. If the number or severity of claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our original assessment, our operating results would be adversely affected. Our future insurance and claims expense might exceed historical levels, which could reduce our earnings. We expect to periodically assess our self-insurance strategy. We are required to periodically evaluate and adjust our claims reserves to reflect our experience. However, ultimate results may differ from our estimates, which could result in losses over our reserved amounts. We maintain individual and aggregate medical plan stop loss insurance with a licensed insurance carrier to limit our ultimate risk exposure for any one case and for our total liability.

Many businesses are experiencing the impact of increased medical costs as well as greater variability in ongoing costs. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention, when our policies are renewed. If these expenses increase or we experience a claim for which coverage is not provided, results of our operations and financial condition could be materially and adversely affected.

Our charter and by-laws, and Massachusetts law may deter takeovers

Our articles of organization and by-laws and Massachusetts law contain provisions that could have anti-takeover effects and that could discourage, delay, or prevent a change in control or an acquisition that our shareholders may find attractive. These provisions may also discourage proxy contests and make it more difficult for our shareholders to take some corporate actions, including the election of directors. These provisions could limit the price that investors might be willing to pay for shares of our common stock.

Risks Related to Competition

Competition from other litigation, regulatory, financial, and management consulting firms could hurt our business

The market for litigation, regulatory, financial, and management consulting services is intensely competitive, highly fragmented, and subject to rapid change. We may be unable to compete successfully with our existing competitors or with any new competitors. In general, there are few barriers to entry into our markets, and we expect to face additional competition from new entrants into the economic and management consulting industries. In the litigation, regulatory, and financial consulting markets, we compete primarily with other economic and financial consulting firms and individual academics. In the management consulting market, we compete primarily with other business and management consulting firms, specialized or industry-specific consulting firms, the consulting practices of large accounting firms, and the internal professional resources of existing and potential clients. Many of our competitors have national or international reputations, as well as significantly greater personnel, financial, managerial, technical, and marketing resources than we do, which could enhance their ability to respond more quickly to technological changes, finance acquisitions, and fund internal growth. Some of our competitors also have a significantly broader geographic presence and significantly more resources than we do.

Risks Related to Our International Operations

Our international operations create risks

Our international operations carry financial and business risks, including:

- currency fluctuations that could adversely affect our financial position and operating results;

- adverse social, political and economic conditions, such as inflation, rising interest rates and risk of global or regional recession;

- unexpected changes in trading policies, regulatory requirements, tariffs, and other barriers;

- continued uncertainty around how Brexit will impact the U.K. generally, including its impact on the regulatory environment, currency, tax, and operations that could disrupt trade, the sale of our services, the movement of our people between the U.K., E.U., and other locations, and the global economy;

- restrictions on the repatriation of earnings;

- potentially adverse tax consequences, such as changes in tax laws and statutory tax rates;

- the impact of differences in the governmental, legal and regulatory environment in foreign jurisdictions, as well as U.S. laws and regulations related to our foreign operations;

- political developments, geopolitical unrest or other conflicts or natural disasters in foreign nations; and

- civil disturbances or other catastrophic events that reduce business activity.

If our international revenues increase relative to our total revenues, these factors could have a more pronounced effect on our operating results.

Fluctuations in currency exchange rates could adversely affect our operations

We conduct our business in the Americas, Europe, and Australia, and the global scope of our business exposes us to risk of fluctuations in foreign currency markets. Specifically, our results of operations are subject to fluctuations primarily in the British Pound and Euro against the U.S. Dollar as well as the Euro against the British Pound. The fluctuation in foreign currency markets can both increase and decrease our overall revenue and expenses for any fiscal period, and therefore has a resulting negative impact on our reported results of operations and on our ability to predict our future results and earnings accurately. Additionally, global economic events, including Brexit, have caused and may continue to cause significant volatility in currency exchange rate fluctuations. The impact of Brexit on currency exchange rates and the significance of the resulting fluctuations in the exchange rate of the British Pound may not be fully realized for several years or more. Revenue generated from our U.K.-based operations was approximately 15% (which includes currency exchange effects) of our total revenues for the year ended December 31, 2022. We currently do not hedge our exposure to current foreign currency exchange risks by engaging in foreign exchange hedging transactions, though we may do so in the future.

Risks Related to Our Indebtedness

Our debt obligations may adversely impact our financial performance

We rely on our cash and cash equivalents, cash flows from operations and borrowings under our credit agreement to fund our short-term and anticipated long-term operating activities. We currently have a revolving credit facility with our bank for up to $250.0 million, which may be decreased at CRA's option to $200.0 million during the period from July 16th in a year through January 15th in the next year. Additionally, for the period from January 16th to July 15th of each calendar year, CRA may elect to not increase the revolving credit facility to $250.0 million. The amounts available under this revolving credit facility are constrained by various financial covenants and reduced by certain letters of credit outstanding. At February 24, 2023, we had no borrowings outstanding under the credit agreement and approximately $195.6 million available for future borrowings, after consideration of outstanding letters of credit. Our loan agreement with the bank will mature on August 19, 2027. The degree to which we are leveraged could adversely affect our ability to obtain further financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. Our ability to secure short-term and long-term debt or equity financing in the future will also depend on several factors, including our future profitability, the levels of our debt and equity, restrictions under our existing or any future revolving credit facility, and the overall credit and equity market environments.

Item 1B—*Unresolved Staff Comments*

Not applicable.

Item 2—*Properties*

In the aggregate, as of December 31, 2022, we leased approximately 396,000 square feet of office space in locations around the world, including Boston, San Francisco, Oakland, New York, Chicago, London, and Washington, D.C.

All of our offices are electronically linked and have access to our core consulting tools. We believe our existing office space is adequate to meet our current requirements and that suitable space will be available as needed.

Item 3—*Legal Proceedings*

None.

Item 4—*Mine Safety Disclosures*

Not applicable.

Item 5—*Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market Information. We first offered our common stock to the public on April 23, 1998. Our common stock is traded on the NASDAQ Global Select Market under the symbol CRAI.

Shareholders. We had approximately 68 holders of record of our common stock as of February 24, 2023. This number does not include shareholders for whom shares were held in a "nominee" or "street" name.

Repurchases of Equity Securities. The following table provides information about our repurchases of shares of our common stock during the fiscal quarter ended December 31, 2022. During that period, we did not act in concert with any affiliate or any other person to acquire any of our common stock and, accordingly, we do not believe that purchases by any such affiliate or other person (if any) are reportable in the following table. For purposes of this table, we have divided the fiscal quarter into three periods of four weeks, four weeks and five weeks, respectively, to coincide with our reporting periods during the fourth quarter of fiscal 2022.

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased(1)	(b) Average Price Paid per Share(1)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
October 2, 2022 to October 29, 2022	—	$ —	—	$ 22,854,204
October 30, 2022 to November 26, 2022	—	$ —	—	$ 22,854,204
November 27, 2022 to December 31, 2022	9,682	$ 118.02	—	$ 22,854,204

_____

(1) During the five weeks ended December 31, 2022, we accepted 9,682 shares of our common stock as a tax withholding from certain of our employees in connection with the vesting of restricted stock units that occurred during the period, pursuant to the terms of our 2006 equity incentive plan, at the average price per share of $118.02.

(2) On March 2, 2023, we announced that our Board of Directors authorized an expansion to our existing share repurchase program of an additional $20.0 million of outstanding shares of our common stock. We may repurchase shares under this program in open market purchases (including through any Rule 10b5-1 plan adopted by us) or in privately negotiated transactions in accordance with applicable insider trading and other securities laws and regulations. Approximately $22.9 million and $42.9 million was available for future repurchases under this program as of December 31, 2022 and March 2, 2023, respectively. We expect to continue to repurchase shares under this program.

Shareholder Return Performance Graph and Dividend Information. (1)   The graph below compares the cumulative 5-year total return of holders of our common stock with the cumulative total returns of the NASDAQ Composite index and a customized peer group of three companies consisting of Exponent Inc., FTI Consulting Inc. and Huron Consulting Group Inc.

The graph tracks the cumulative shareholder return calculated on a dividend-reinvested basis of a $100 investment in our common stock, in a customized peer group, and in a market index over a 5-year period. The graph assumes the $100 was invested on the last calendar day of 2017 in stock or index, where the index is calculated on a month-end basis. We initiated a quarterly dividend in the fourth quarter of fiscal 2016 and continued to pay quarterly dividends throughout fiscal 2022.

Although we anticipate paying regular quarterly dividends on our common stock for the foreseeable future, the declaration of any future dividends is subject to the discretion of our Board of Directors.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among CRA International, Inc., the NASDAQ Composite Index, and a Peer Group



	December 30, 2017	December 29, 2018	December 28, 2019	January 2, 2021	January 1, 2022	December 31, 2022
CRA International, Inc.	$ 100.00	$ 92.27	$ 123.04	$ 119.53	$ 221.92	$ 295.00
NASDAQ Composite	$ 100.00	$ 97.16	$ 132.81	$ 192.47	$ 235.15	$ 158.65
Peer Group	$ 100.00	$ 141.08	$ 215.03	$ 236.71	$ 300.86	$ 296.37

(1)   This performance graph shall not be deemed to be "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed incorporated by reference into any filing of CRA International, Inc. under the Securities Act of 1933, as amended.

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6—*[Reserved]*

Item 7—*Management's Discussion and Analysis of Financial Condition and Results of Operations*

This section of the Form 10-K does not address certain items regarding the year ended January 2, 2021. Discussion and analysis of year-to-year comparisons between fiscal 2021 and fiscal 2020 not included in this Form 10-K can be found in "Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations" of our Annual Report on Form 10-K for the year ended January 1, 2022.

Overview

We are a leading worldwide economic, financial, and management consulting firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients.

We derive revenues principally from professional services rendered by our employee consultants. In most instances, we charge clients on a time-and-materials basis and recognize revenues in the period when we provide our services. We charge consultants' time at hourly rates, which vary from consultant to consultant depending on a consultant's position, experience, expertise, and other factors. We derive a portion of our revenues from fixed-price engagements. Revenues from fixed-price engagements are recognized using a proportional performance method based on the ratio of costs incurred to the total estimated project costs. We generate substantially all of our professional services fees from the work of our own employee consultants and a portion from the work of our non-employee experts. Factors that affect our professional services revenues include the number and scope of client engagements, the number of consultants we employ, the consultants' billing rates, and the number of hours our consultants work. Revenues also include reimbursements for costs we incur in fulfilling our performance obligations, including travel and other out-of-pocket expenses, fees for outside consultants and other reimbursable expenses.

Our costs of services include the salaries, bonuses, share-based compensation expense, forgivable loan amortization, and benefits of our employee consultants. Our bonus program awards discretionary bonuses based on our revenues and profitability and individual performance. Costs of services also include out-of-pocket and other third-party vendor expenses, and the salaries of support staff whose time is billed directly to clients, such as librarians, editors, and programmers, as well as the amounts billed to us by our outside consultants for services rendered while completing a project. Selling, general and administrative expenses include salaries, bonuses, share-based compensation expense, and benefits of our administrative and support staff, fees to non-employee experts for generating new business, office rent, marketing, and other costs.

While the COVID-19 pandemic did not materially adversely affect our financial results and business operations during fiscal 2022, the COVID-19 pandemic may continue to pose risks to our business. The public health actions being undertaken to reduce the spread of the virus may create significant disruptions with respect to the demand for our services and impact our ability to conduct business activities in the ordinary course for an indefinite period. We have implemented enhanced safety procedures and enhanced cleaning protocols at our facilities to protect the health of our colleagues. Although our offices remain open and capable of hosting our colleagues, we have invited them to work wherever they feel most comfortable. Due to the above circumstances and as described generally in this Form 10-K, our results of operations for fiscal 2022 are not necessarily indicative of the results to be expected for future fiscal years. See Item 1A in this annual report on Form 10-K for an additional discussion of risks and potential risks of the COVID-19 pandemic on our business, financial condition and results of operations.

Utilization and Seasonality

We derive the majority of our revenues from the number of hours worked by our employee consultants. Our utilization of those employee consultants is one key indicator that we use to measure our operating performance. We calculate utilization by dividing the total hours worked by our employee consultants on engagements during the measurement period by the total number of hours that our employee consultants were available to work during that period. Utilization was 75%, 74%, and 69% for fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

We experience certain seasonal effects that impact our revenue. Concurrent vacations or holidays taken by a large number of consultants can adversely impact our revenue. For example, we usually experience fewer billable hours in our fiscal third quarter, as that is the summer vacation season for most of our offices, and in our fiscal fourth quarter, as that is the quarter that typically includes the December holiday season. In addition, much of our junior staff hiring occurs in our fiscal third quarter during which our new colleagues receive training and become acclimated to the organization. As a result, utilization may be impacted for the latter half of the year.

International Operations

Revenues outside of the U.S. accounted for approximately 20% of our total revenues in each of fiscal 2022, fiscal 2021, and fiscal 2020, respectively. Revenue by country is detailed in Note 3 to our Notes to Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets and liabilities, as well as related disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances.

Actual results may differ from our estimates if our assumptions based on past experience or our other assumptions do not turn out to be substantially accurate.

Our significant accounting policies are discussed in Note 1 in our Notes to Consolidated Financial Statements. A summary of the accounting policies that we believe are most critical to understanding and evaluating our financial results is set forth below. We believe the following accounting policies involve our more subjective and complex judgments that have the most significant potential impact to the presentation of our financial statements. This summary should be read in conjunction with our consolidated financial statements and the related notes included in Item 8 of this annual report on Form 10-K.

Revenue Recognition. Revenue is recognized when we satisfy a performance obligation by transferring services promised in a contract to a client in an amount that reflects the consideration that we expect to receive in exchange for those services. Performance obligations in our contracts represent distinct or separate service streams that we provide to our clients. If, at the outset of an arrangement, we determine that an enforceable contract does not exist, revenues are deferred until all criteria for an enforceable contract are met.

We derive substantially all of our revenues from the performance of professional services for our clients. The contracts that we enter into and operate under specify whether the engagement will be billed on a time-and-materials basis or a fixed-price basis. These engagements generally last three to six months, although some of our engagements can be much longer in duration.

- *Time-and-materials arrangements* require the client to pay us based on the number of hours worked at contractually agreed-upon hourly rates. We recognize revenues from these arrangements based on hours incurred and contracted rates based on a right-to-payment for services completed to date. When a time-and-materials arrangement has a "cap" or "limit" amount, we recognize revenue up to the cap or limit amount specified by the client, based on the efforts or hours incurred and expenses incurred. Thereafter, revenue is reserved pending an amendment of the cap or limit.

- *Fixed-price arrangements* require the client to pay a contractually agreed-upon fee in exchange for a pre-established set of professional services. We base our fees on our estimates of the costs and timing for completing a performance obligation. We generally recognize revenues under fixed-price arrangements using a proportional performance method, which is based on the ratio of costs incurred to the total estimated costs for completing a performance obligation. Our fixed-price arrangements generally have a single performance obligation. For arrangements that contain multiple performance obligations, the fixed price is allocated based on the estimated relative standalone selling prices of the promised services underlying each performance obligation.

Reimbursable expenses, including those relating to travel, out-of-pocket expenses, outside consultants and other third-party vendor expenses, are generally included in revenues, and an equivalent amount of reimbursable expenses is included in costs of services in the period in which the expense is incurred.

Variable consideration to be included in the transaction price is estimated using either the expected value method or the most likely method based on facts and circumstances. Variable consideration is included in the transaction price if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Variable consideration estimates are based on specific price concessions already granted and those expected to be extended to our clients based on historical realization rates. If actual results in the future vary from our estimates, we adjust these estimates in the period such variances become known.

We usually issue invoices to our customers on a monthly basis, and payment is usually due upon receipt of the invoice unless contract terms state otherwise. When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. We do not assess whether a significant financing component exists if the period between when we perform our obligations under the contract and when the customer pays is one year or less.

Deferred Compensation. We account for performance-based and service-based cash awards using an accrual method where changes in estimates are accounted for prospectively over the remaining service period. To the extent the terms of an award attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits is accrued over the employee's or non-employee's requisite service period in a systematic and rational manner.

The requisite service period typically ranges from two to seven years starting with the employee's employment date or non-employee's affiliation date. For an employee or non-employee consultant currently affiliated with us, the requisite service period generally begins at the start of the award's measurement period. A recipient of such an award is expected to be employed by or affiliated with us for the entire measurement period. If the recipient's employment or affiliation with us terminates during the measurement period, the amount paid will be determined in accordance with the recipient's specific contract provisions.

The terms of award agreements may include the achievement of minimum required financial targets over the award's measurement period. These financial targets may include a measure of revenue generation, profitability, or both. The amount of the liability of the award agreements is estimated based on internally generated financial projections. The process of projecting these financial targets over the measurement period is highly subjective and requires significant judgment and estimates. There can be no assurance that the estimates and assumptions used in preparing these projections will prove to be accurate.

Business Combinations.   We account for business acquisitions using the acquisition method of accounting, which requires assets acquired and liabilities assumed to be measured and recorded at their estimated fair values as of the acquisition date, with certain exceptions. Right-of-use assets and lease liabilities are recorded on the date of acquisition in accordance with ASC Topic 842, *Leases*. In addition, contract assets and contract liabilities are recorded in accordance with ASC 606, as we adopted Accounting Standards Update No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* on the first day of fiscal 2022. All other tangible assets and identifiable intangible assets acquired and liabilities assumed are recorded at their fair value as of the date of acquisition.

The purchase price is determined as the fair value of consideration transferred. Goodwill is recognized for the excess of consideration transferred over the net value of assets acquired and liabilities assumed. Intangible assets that are separate from goodwill and have determinable useful lives are valued separately. Fair value measurements require extensive use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets, discount rates that we believe reflect the risk factors associated with the related cash flows, and estimates of useful lives. The useful lives of identifiable intangible assets acquired in a business acquisition are estimated based on the expected period that we will receive substantially all of the projected future benefits from the intangible asset.

Accounting for Income Taxes.   We record income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. We include in our estimate of deferred tax assets and liabilities an estimate of the realizable benefits from operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Our effective tax rate may vary from period to period based on changes in estimated taxable income or loss; changes to the valuation allowance; changes to federal, state, or foreign tax laws; future expansion into areas with varying country, state, and local income tax rates; deductibility of certain costs; uncertain tax positions; expenses by jurisdiction; and results of acquisitions or dispositions.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. We are periodically reviewed by domestic and foreign tax authorities. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. We account for uncertainties in income tax positions in accordance with ASC Topic 740. The number of years with open tax audits varies depending on the tax jurisdiction.

Recent Accounting Standards

Please refer to the section captioned "Recent Accounting Standards" in Note 1 of our Notes to Consolidated Financial Statements contained in this Form 10-K.

Results of Operations

The following table provides operating information as a percentage of revenues for the periods indicated:

	Fiscal Year Ended		
	December 31, 2022 (52 weeks)	January 1, 2022 (52 weeks)	January 2, 2021 (53 weeks)
Revenues	100.0 %	100.0 %	100.0 %
Costs of services (exclusive of depreciation and amortization)	69.4	70.7	72.9
Selling, general and administrative expenses	18.6	17.2	17.7
Depreciation and amortization	2.0	2.3	2.5
Income from operations	9.9	9.8	6.8
Interest expense, net	(0.3)	(0.2)	(0.2)
Foreign currency gains (losses), net (1)	0.3	(0.1)	—
Income before provision for income taxes	10.0	9.6	6.6
Provision for income taxes	2.6	2.2	1.8
Net income	7.4 %	7.4 %	4.8 %

_____

(1) Percentage calculates to less than 0.1% for fiscal 2020.

Fiscal 2022 Compared to Fiscal 2021

Our fiscal year end is the Saturday nearest December 31 of each year. Our fiscal years periodically contain 53 weeks rather than 52 weeks. Fiscal 2022 and fiscal 2021 were both 52-week years.

Revenues. Revenues increased by $25.0 million, or 4.4%, to $590.9 million for fiscal 2022 from $565.9 million for fiscal 2021. Utilization increased to 75% for fiscal 2022 from 74% for fiscal 2021, while consultant headcount increased by 78 consultants during fiscal 2022. Billable hours increased by 4.3% for fiscal 2022 when compared to fiscal 2021.

Overall, revenues outside of the U.S. represented approximately 20% of net revenues in each of fiscal 2022 and fiscal 2021. Revenues derived from fixed-price engagements decreased to 19% of net revenues for fiscal 2022 from 24% for fiscal 2021. Revenues derived from time-and-materials engagements increased to 81% of net revenues for fiscal 2022 from 76% for fiscal 2021. The percentages of revenue derived from fixed-price engagements depends largely on the proportion of our revenues derived from our management consulting business, which typically has a higher concentration of fixed-price service engagements.

Costs of Services (exclusive of depreciation and amortization). Costs of services (exclusive of depreciation and amortization) increased by $10.0 million, or 2.5%, to $410.1 million for fiscal 2022 from $400.1 million for fiscal 2021. The increase in costs of services was due primarily to an increase of $8.5 million in employee compensation and fringe benefit costs attributable to salaries and benefits associated with our increased consulting headcount, an increase in forgivable loan amortization of $2.1 million in fiscal 2022 compared to fiscal 2021. These increases were partially offset by a decrease of $1.2 million of client reimbursable expenses and a decrease of $0.4 million in accretion related to contingent consideration in fiscal 2022 compared to fiscal 2021. As a percentage of net revenue, costs of services decreased to 69.4% for fiscal 2022 as compared to 70.7% for fiscal 2021.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $12.7 million, or 13.1%, to $110.1 million for fiscal 2022 from $97.4 million for fiscal 2021. This increase was due primarily to a $2.0 million increase to employee and incentive compensation, a $3.5 million increase in travel and entertainment expenses, a $1.5 million increase in software subscription and data services, a $1.1 million increase in training and marketing expenses, a $1.0 million increase in rent expense, a $1.6 million increase in legal and professional services, and a $0.8 million increase in other operating expenses. These increases were partially offset by a $0.3 million decrease in bad debt expense. Commissions to our non-employee experts experienced an increase of $1.5 million.

As a percentage of revenues, selling, general and administrative expenses increased to 18.6% for fiscal 2022 from 17.2% for fiscal 2021. Commissions to non-employee experts increased to 3.1% of revenue in fiscal 2022 compared to 3.0% of revenues in fiscal 2021.

Provision for Income Taxes. For fiscal 2022, our income tax provision was $15.2 million and the effective tax rate ("ETR") was 25.8%, as compared to a provision of $12.6 million and an effective tax rate of 23.2% for fiscal 2021. The effective tax rate for fiscal 2022 was higher than the prior year primarily due to a decrease in the tax benefit related to share-based compensation. The ETR for both fiscal 2022 and 2021 were lower than our combined federal and state statutory rate primarily due to the tax benefit related to shared-based compensation, partially offset by non-deductible compensation paid to executive officers.

Net Income.   Net income increased by $1.9 million to $43.6 million for fiscal 2022 from $41.7 million for fiscal 2021. The diluted net income per share was $5.91 per share for fiscal 2022, compared to diluted net income per share of $5.45 per share for fiscal 2021. Diluted weighted average shares outstanding decreased by approximately 266,000 shares to approximately 7,355,000 shares for fiscal 2022 from approximately 7,621,000 shares for fiscal 2021. The decrease in diluted weighted average shares outstanding was primarily due to the repurchase of shares of our common stock since January 1, 2022, offset in part by the issuance or vesting of shares of restricted stock and time-vesting restricted stock units and the exercise of stock options.

Liquidity and Capital Resources

We believe that current cash, cash equivalents, cash generated from operations, and amounts available under our revolving credit facility will be sufficient to meet our anticipated working capital and capital expenditure requirements for at least the next 12 months. As of December 31, 2022, we have $31.4 million of cash and cash equivalents and $195.6 million of borrowing capacity under our revolving credit facility.

General.   In fiscal 2022, our cash and cash equivalents decreased by $34.7 million, completing the year with cash and cash equivalents of $31.4 million. The principal drivers of the reduction of cash were the repurchase and retirement of shares of our common stock throughout the year under our share repurchase program, consideration paid for business acquisitions, payments of dividends, and payments made in respect of forgivable loans.

During fiscal 2022, working capital (defined as current assets less current liabilities) decreased by $4.5 million to end fiscal 2022 at $31.7 million. The decrease in working capital was principally due to a decrease in cash and cash equivalents of $34.7 million, a decrease in the current portion of forgivable loans of $0.9 million, an increase in accounts payable of $4.1 million, and an increase of $1.6 million in the current portion of lease liabilities. Partially offsetting these decreases to working capital were an increase in accounts receivable and unbilled services of $32.9 million, an increase of $2.2 million in prepaid expenses and other current assets, a decrease in accrued expenses of $0.5 million, a decrease in deferred revenue and other liabilities of $0.8 million and a decrease in the current portion of deferred compensation of $0.4 million, which was primarily related to the payment of contingent consideration.

At December 31, 2022, $12.9 million of our cash and cash equivalents were held within the U.S. We have sufficient sources of liquidity in the U.S., including cash flow from operations and availability on our revolving credit facility, to fund U.S. operations over the next 12 months without the need to repatriate funds from our foreign subsidiaries.

As of December 31, 2022, our cash accounts were concentrated at two financial institutions, which potentially exposes us to credit risks. The financial institutions have short-term credit ratings of A-1 and A-2 by Standard & Poor's ratings services. We have not experienced any losses related to such accounts. We do not believe that there is significant risk of non-performance by the financial institutions, and its cash on deposit is fully liquid. We continually monitor the credit ratings of these institutions.

Sources and Uses of Cash.   During fiscal 2022, net cash provided by operating activities was $25.0 million. Net income was $43.6 million for fiscal 2022. Sources of cash for operating activities included a $2.2 million increase in accounts payable, accrued expenses, and other liabilities. Offsetting these sources of cash for operating activities included a $30.3 million increase in accounts receivable and unbilled receivables, a $16.5 million decrease in lease liabilities, a $0.5 million increase in prepaid expenses and other current assets, a $10.6 million increase in forgivable loans, (comprised of $35.0 million of forgivable loan issuances, net of repayments, offset by $24.4 million of forgivable loan amortization) and $0.5 million related foreign currency translation.

Cash provided by operating activities included non-cash depreciation and amortization expense of $12.0 million, share-based compensation expenses of $4.8 million, incentive cash awards of $6.6 million, right-of-use asset amortization of $13.7 million.

During fiscal 2022, net cash used in investing activities was $18.2 million, which included $14.4 million of net consideration paid for the acquisition of Welch Consulting, Ltd. ("Welch Consulting") and bioStrategies Group, Inc. ("bSG"), and $3.8 million for capital expenditures.

We used $38.9 million of net cash in financing activities during fiscal 2022, primarily as a result of $27.6 million of repurchases of our common stock, payment of $9.6 million of cash dividends and dividend equivalents, and tax withholding payments reimbursed by restricted shares of $2.1 million. Offsetting these uses in cash for financing activities was $1.4 million received upon the issuance of shares of common stock related to the exercise of stock options.

Lease Commitments

We are a lessee under certain operating leases for office space and equipment, which have remaining lease terms between one and approximately nine years, many of which include one or more options to extend the term for periods of up to five years for each option. The maturities of lease liabilities, as of December 31, 2022, related to office space and equipment are discussed in Note 5 in our Notes to Consolidated Financial Statements. We have no additional operating leases we have committed to that have not yet commenced.

Certain of our operating leases have terms that impose asset retirement obligations due to office modifications or the periodic redecoration of the premises, which are included in other liabilities on our consolidated balance sheets and are recorded at a value based on their estimated discounted cash flows. We do not expect to incur asset retirement obligation or redecoration obligation costs over the next twelve months. The remainder of our asset retirement obligations and redecoration obligations are approximately $2.6 million and are expected to be settled between fiscal 2026 and fiscal 2031 when the underlying leases terminate. We expect to satisfy these lease and related obligations, as they become due, from cash generated from operations.

Indebtedness

We were a party to an amended and restated credit agreement (the "Initial Credit Agreement") that provided us with a $175.0 million revolving credit facility and included a $15.0 million sublimit for the issuance of letters of credit.

On August 19, 2022, we refinanced our revolving credit facility under the Initial Credit Agreement by entering into a Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as swingline lender, a letter of credit issuing bank and administrative agent, and with Citizens Bank, N.A., as a letter of credit issuing bank. The Credit Agreement provides us a $250.0 million revolving credit facility, which may be decreased at our option to $200.0 million during the period from July 16th in a year through January 15th in the next year. Additionally, for the period from January 16th to July 15th of each calendar year, we may elect to not increase the revolving credit facility to $250.0 million. The revolving credit facility includes a $25.0 million sublimit for the issuance of letters of credit.

Concurrent with our entry into the Credit Agreement, we terminated the Initial Credit Agreement and repaid in full all outstanding indebtedness under the Initial Credit Agreement of approximately $50.0 million. Also, letters of credit in the aggregate amount of approximately $4.4 million that had been issued under the Initial Credit Agreement were deemed to be issued and outstanding under the revolving credit facility under the Credit Agreement. In connection with the Credit Agreement, we incurred debt issuance costs from the lenders and third-parties of $1.0 million.

We may use the proceeds of the revolving credit loans under the Credit Agreement for general corporate purposes and may repay any borrowings under the revolving credit facility at any time, but any borrowings must be repaid no later than August 19, 2027. Borrowings under the revolving credit facility bear interest at a rate per annum equal to one of the following rates, at our election, plus an applicable margin as described below: (i) in the case of borrowings in U.S. dollars by us, the Base Rate (as defined in the Credit Agreement), (ii) in the case of borrowings in U.S. dollars, a rate based on Term SOFR (as defined in the Credit Agreement) for the applicable interest period, (iii) in the case of borrowings in Euros, EURIBOR (as defined in the Credit Agreement) for the applicable interest period, (iv) in the case of borrowings in Pounds Sterling, a daily rate based on SONIA (as defined in the Credit Agreement), (v) in the case of borrowings in Canadian Dollars, CDOR (as defined in the Credit Agreement) for the applicable interest period, (vi) in the case of borrowings in Swiss Francs, a daily rate based on SARON (as defined in the Credit Agreement), or (vii) in the case of borrowings in any other Alternate Currency (as defined in the Credit Agreement), the relevant daily or term rate determined as provided in the Credit Agreement. The applicable margin on borrowings based on the Base Rate varies within a range of 0.25% to 1.00% depending on our consolidated net leverage ratio, and the applicable margin on borrowings based on any of the other rates described above varies within a range of 1.25% to 2.00% depending on our consolidated net leverage ratio.

We are required to pay a fee on the amount available to be drawn under any letter of credit issued under the revolving credit facility at a rate per annum that varies between 1.25% and 2.00% depending on our consolidated net leverage ratio. In addition, we are required to pay a fee on the unused portion of the revolving credit facility at a rate per annum that varies between 0.175% and 0.250% depending on our consolidated net leverage ratio.

Under the Credit Agreement, we must comply with various financial and non-financial covenants. The primary financial covenants consist of a maximum consolidated net leverage ratio and a minimum consolidated interest coverage ratio. The primary non-financial covenants include, but are not limited to, restrictions on our ability to incur future indebtedness, engage in acquisitions or dispositions, pay dividends or repurchase capital stock, and enter into business combinations. Any indebtedness outstanding under the revolving credit facility may become immediately due upon the occurrence of stated events of default, including our failure to pay principal, interest or fees, or upon the breach of any covenant. As of December 31, 2022, we were in compliance with the covenants of the Credit Agreement.

There were no borrowings outstanding under the revolving credit facility as of December 31, 2022. As of December 31, 2022, the amount available under the revolving credit facility was reduced by certain letters of credit outstanding, which amounted to $4.4 million.

Forgivable Loans

In order to attract and retain highly skilled professionals, we may issue forgivable loans or term loans to employees and non-employee experts. A portion of these loans is collateralized by key person life insurance. The forgivable loans have terms that are generally between two and six years. The principal amount of forgivable loans and accrued interest is forgiven by us over the term of the loans, so long as the employee or non-employee expert continues employment or affiliation with us and complies with certain contractual requirements. The expense associated with the forgiveness of the principal amount of the loans is recorded as compensation expense over the service period, which is consistent with the term of the loans.

Compensation Arrangements

We have entered into compensation arrangements for the payment of performance awards to certain of our non-employee experts and employees that are payable if specific performance targets are met. These financial targets may include a measure of revenue generation, profitability, or both. The amounts of the awards to be paid under these compensation arrangements could fluctuate depending on future performance during the applicable measurement periods. Changes in the estimated awards are expensed prospectively over the remaining service period. We believe that we will have sufficient funds to satisfy any cash obligations related to the performance awards. We expect to fund any cash payments from existing cash resources, cash generated from operations, or borrowings on our revolving credit facility.

Our Amended and Restated 2006 Equity Incentive Plan, as amended (the "2006 Equity Plan"), authorizes the grant of a variety of incentive and performance equity awards to our directors, employees and non-employee experts, including stock options, shares of restricted stock, restricted stock units, and other equity awards.

In 2009, the compensation committee of our Board of Directors adopted our long-term incentive program, or "LTIP," as a framework for equity grants made under our 2006 equity incentive plan to our senior corporate leaders, practice leaders, and key revenue generators. The equity awards granted under the LTIP include stock options, time-vesting restricted stock units, and performance-vesting restricted stock units.

In December 2016, our compensation committee modified the long-term incentive program, or "LTIP," to allow grants of service- and performance-based cash awards in lieu of, or in addition to, equity awards to our senior corporate leaders, practice leaders, and key revenue generators. The compensation committee of our Board of Directors is responsible for approving all cash and equity awards under the LTIP. Under our cash incentive plan, we expect to pay LTIP cash awards of approximately $6.3 million over the next twelve months and $16.3 million between fiscal 2024 and fiscal 2027. We expect to fund any cash payments from existing cash resources, cash generated from operations, or borrowings on our revolving credit facility.

Business and Talent Acquisitions

As part of our business, we regularly evaluate opportunities to acquire other consulting firms, practices or groups, or other businesses. In recent years, we have typically paid for acquisitions with cash, or a combination of cash and our common stock, and we may continue to do so in the future. To pay for an acquisition, we may use cash on hand, cash generated from our operations, borrowings under our revolving credit facility, or we may pursue other forms of financing. Our ability to secure short-term and long-term debt or equity financing in the future, including our ability to refinance our credit agreement, will depend on several factors, including our future profitability, the levels of our debt and equity, restrictions under our existing revolving credit facility with our bank, and the overall credit and equity market environments.

Share Repurchases

In March 2023 and February 2022, our Board of Directors authorized an expansion to our existing share repurchase program, authorizing the purchase of an additional $20.0 million and $20.0 million, respectively, of our common stock. We may repurchase shares under this program in open market purchases (including through any Rule 10b5-1 plan adopted by us) or in privately negotiated transactions in accordance with applicable insider trading and other securities laws and regulations. Refer to the section titled "Self-Tender Offer" below for discussion of shares repurchased during the second quarter of fiscal 2021 under our modified "Dutch auction" self-tender offer.

During fiscal 2022, fiscal 2021, and fiscal 2020, we repurchased and retired 319,534 shares, 270,908 shares, and 283,842 shares, respectively, under our share repurchase program at an average price per share of $86.47, $72.53, and $47.14, respectively. We had approximately $22.9 million and $42.9 million available for future repurchases under our share repurchase program as of December 31, 2022 and February 24, 2023, respectively. We plan to finance future repurchases with available cash, cash from future operations and funds from our revolving credit facility. We expect to continue to repurchase shares under our share repurchase program.

Self-Tender Offer

On March 8, 2021, we commenced a modified "Dutch auction" self-tender offer to purchase up to $25.0 million in value of shares of our common stock at a price of not less than $66.25 per share nor greater than $76.00 per share. The self-tender offer expired on April 5, 2021. On April 8, 2021, we paid $25.3 million, including transaction costs, to repurchase 337,837 shares at a purchase price of $74.00 per share. The purchase price and transaction costs were funded from the revolving credit facility and cash on hand. The repurchased shares were retired.

Dividends to Shareholders

We anticipate paying regular quarterly dividends each year. These dividends are anticipated to be funded through cash flow from operations, available cash on hand, and/or borrowings under our revolving credit facility. Although we anticipate paying regular quarterly dividends on our common stock for the foreseeable future, the declaration, timing and amounts of any such dividends remain subject to the discretion of our Board of Directors. During the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, we paid dividends of $9.6 million, $8.3 million, and $7.5 million, respectively.

Impact of Inflation

To date, inflation has not had a material impact on our financial results. There can be no assurance, however, that inflation will not adversely affect our financial results in the future.

Future Capital and Liquidity Needs

We anticipate that our future capital and liquidity needs will principally consist of funds required for:

- operating and general corporate expenses relating to the operation of our business, including the compensation of our employees under various annual bonus or long-term incentive compensation programs;

- the hiring of individuals to replenish and expand our employee base;

- capital expenditures, primarily for information technology equipment, office furniture and leasehold improvements;

- debt service and repayments, including interest payments on borrowings from our revolving credit facility;

- share repurchases under programs that we may have in effect from time to time;

- dividends to shareholders;

- potential acquisitions of businesses that would allow us to diversify or expand our service offerings;

- contingent obligations related to our acquisitions; and

- other known future contractual obligations.

The hiring of individuals to replenish and expand our employee base is an essential part of our business operations and has historically been funded principally from operations. Many of the other above activities are discretionary in nature. For example, capital expenditures can be deferred, acquisitions can be forgone, and share repurchase programs and regular dividends can be suspended. As such, our operating model provides flexibility with respect to the deployment of cash flow from operations. Given this flexibility, we believe that our cash flows from operations, supplemented by cash on hand and borrowings under our revolving credit facility (as necessary), will provide adequate cash to fund our long-term cash needs from normal operations for at least the next twelve months.

Our conclusion that we will be able to fund our cash requirements by using existing capital resources and cash generated from operations does not take into account the impact of any future acquisition transactions or any unexpected significant changes in the number of employees or other expenditures that are currently not contemplated. The anticipated cash needs of our business could change significantly if we pursue and complete additional business acquisitions, if our business plans change, if economic conditions change from those currently prevailing or from those now anticipated, or if other unexpected circumstances arise that have a material effect on the cash flow or profitability of our business. Any of these events or circumstances, including any new business opportunities, could involve significant additional funding needs in excess of the identified currently available sources and could require us to raise additional debt or equity funding to meet those needs on terms that may be less favorable compared to our current sources of capital. Our ability to raise additional capital, if necessary, is subject to a variety of factors that we cannot predict with certainty, including:

- our future profitability;

- the quality of our accounts receivable;

- our relative levels of debt and equity;

- the volatility and overall condition of the capital markets; and

- the market prices of our securities.

Factors Affecting Future Performance

Item 1A of this annual report sets forth risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this annual report. If any of these risks, or any risks not presently known to us or that we currently believe are not significant, develops into an actual event, then our business, financial condition, and results of operations could be adversely affected.

Item 7A—*Quantitative and Qualitative Disclosure About Market Risk*

Foreign Exchange Risk

The majority of our operations are based in the U.S. and, accordingly, the majority of our transactions are denominated in U.S. Dollars. However, we have foreign-based operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative value of foreign currencies. Our primary foreign currency exposures relate to our short-term intercompany balances with our foreign subsidiaries, intercompany loans with our foreign subsidiaries, and accounts receivable and cash valued in the United Kingdom in U.S. Dollars or Euros. Our primary foreign subsidiaries have functional currencies denominated in either the British Pound or the Euro, and foreign denominated assets and liabilities are remeasured each reporting period with any exchange gains and losses recorded in our consolidated statements of operations. We continue to manage our foreign currency exchange exposure through frequent settling of intercompany account balances and by self-hedging movements between functional currency exchange rates and those in which we transact business. Holding all other variables constant, a hypothetical 10% movement in foreign exchange rates on December 31, 2022 would have affected our income before provision for income taxes for fiscal 2022 by approximately $4.3 million. However, actual gains and losses in the future could differ materially from this analysis based on the timing and amount of both foreign currency exchange rate movements and our actual exposure.

Additionally, Brexit could adversely affect U.K., European and worldwide economic market conditions and could contribute to instability in global financial and foreign exchange markets, including volatility in the value of the British Pound and Euro. The U.K. officially left the E.U. on January 31, 2020, and the TCA was ratified by the U.K. Parliament on December 31, 2020. We recognize that there remains significant uncertainties surrounding the impact of the TCA and other ongoing Brexit negotiations, and will continue to monitor any changes that may arise and assess their potential impact on our business.

Translation of Financial Results

Our foreign subsidiaries operate in currencies other than the U.S. Dollar. The functional currencies of our foreign subsidiaries are generally denominated in the local currency. Increases or decreases in the value of the U.S. Dollar against these currencies will affect our operating results and the value of our balance sheet items denominated in foreign currencies. Our most significant exposures to translation risk relate to functional currency assets and liabilities that are denominated in the British Pound and Euro. For our foreign subsidiaries whose functional currencies are denominated in currencies other than the U.S. Dollar, the unrealized changes in the net investments were losses of $5.0 million, losses of $1.5 million, and gains of $3.3 million for fiscal 2022, fiscal 2021, and fiscal 2020, respectively. These translation gains and losses are reflected in shareholders' equity as a component of accumulated other comprehensive income (loss).

Interest Rate Risk

Our primary exposure to interest rate risk is associated with our revolving credit facility, which has variable interest rates for our borrowings based on our consolidated net leverage ratio and certain contractual rates, at our election, permitted under the terms of the credit agreement. We had no outstanding borrowings under our revolving credit facility as of December 31, 2022. A hypothetical change in the interest rate of 10% would not have a material impact to our net income.

From time to time, we may maintain an investment portfolio, often consisting mainly of money market mutual funds that may be withdrawn upon request. These money market mutual funds are subject to interest rate risk. However, a hypothetical change in the interest rates of 10% would not have a material impact to the fair values of these securities at December 31, 2022.

Item 8—*Financial Statements and Supplementary Data*

We have included our consolidated financial statements in this annual report on pages FS-4 to FS-31, which includes the report of Grant Thornton LLP (PCAOB ID: 248). We have provided an index to our consolidated financial statements on page FS-1.

Item 9—*Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None

Item 9A—*Controls and Procedures*

(a) *Evaluation of Disclosure Controls and Procedures*

Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. This is done in order to ensure that information we are required to disclose in the reports that are filed or submitted under the Securities Exchange Act of 1934 ("the Exchange Act"), as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Based upon that evaluation, our President and Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2022.

(b) *Management's Report on Internal Control over Financial Reporting*

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this report based on the framework in "Internal Control—Integrated Framework (2013)" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, our President and Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with U.S. generally accepted accounting principles as of December 31, 2022.

Our independent registered public accounting firm, Grant Thornton LLP, has issued an audit report on their assessment of our internal control over financial reporting. The audit report is included herein.

(c) *Evaluation of Changes in Internal Control over Financial Reporting*

Our evaluation of our internal control over financial reporting discussed in Section (b) did not identify any changes in our internal control over financial reporting during the fourth quarter of fiscal 2022 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B—*Other Information*

None.

Item 9C—*Disclosures Regarding Foreign Jurisdictions that Prevent Inspections*

Not Applicable.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
CRA International, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of CRA International, Inc. (a Massachusetts corporation) and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in the 2013 *Internal Control— Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2022, and our report dated March 2, 2023 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

Boston, Massachusetts
March 2, 2023

PART III

We have omitted the information required in Part III of this annual report because we intend to include that information in our definitive proxy statement for the 2023 annual meeting of shareholders, which we expect to file within 120 days (or such greater number as permitted by SEC rules) after the end of fiscal 2022. We incorporate that information in this annual report by reference to the proxy statement to be filed in connection with the 2023 annual meeting of our shareholders, which we will refer to herein as our "2023 annual proxy statement."

Item 10—*Directors, Executive Officers and Corporate Governance*

We incorporate the information required by this item by reference to the sections captioned "Corporate Governance" (specifically, its subsections captioned "Overview," "Executive officers and directors" and "Audit committee") and "Delinquent Section 16(a) Reports" in our 2023 annual proxy statement.

Item 11—*Executive Compensation*

We incorporate the information required by this item by reference to the section captioned "Compensation of Directors and Executive Officers" in our 2023 annual proxy statement.

Item 12—*Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

We incorporate the information required by this item by reference to the sections captioned "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plans" in our 2023 annual proxy statement.

Item 13—*Certain Relationships and Related Transactions and Director Independence*

We incorporate the information required by this item by reference to the sections captioned "Transactions with Related Parties" and "Corporate Governance" (specifically, its subsection captioned "Overview") in our 2023 annual proxy statement.

Item 14—*Principal Accountant Fees and Services*

We incorporate the information required by this item by reference to the section captioned "Principal Accountant Fees and Services" in our 2023 annual proxy statement.

Item 15—*Exhibits and Financial Statement Schedules*

(a) *Financial Statements, Schedules, and Exhibits.*   We have listed our consolidated financial statements filed as part of this annual report in the index to consolidated financial statements on page FS-1. We have listed the exhibits filed as part of this annual report in the accompanying exhibit index, which follows the signature page to this annual report.

(b) *Exhibits.*   We have listed the exhibits filed as part of this annual report in the accompanying exhibit index, which follows the signature page to this annual report.

(c) *Financial Statement Schedules.*   We have omitted all financial statement schedules because they are not applicable or not required or because we have included the necessary information in our consolidated financial statements or related notes.

EXHIBIT INDEX

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
3.1	Amended and Restated Articles of Organization, as amended by the Articles of Amendment to our Articles of Organization filed on May 6,2005.		10-K	February 27, 2020	3.1
3.2	Amended and Restated By-Laws, as amended.		8-K	January 31, 2011	3.2
4.1	Specimen certificate for common stock.		S-8	April 21, 2006	4.4
4.2	Description of Capital Stock		10-K	February 27, 2020	4.2
10.1*	1998 Employee Stock Purchase Plan.		S-1/A	April 3, 1998	10.2
10.2*	Amended and Restated 2006 Equity Incentive Plan, as amended.		DEF 14A	April 27, 2018	Annex A
10.3*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan.		8-K	April 27, 2006	10.2
10.4*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan with Company Right of First Refusal.		10-K	February 12, 2009	10.9
10.5*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended.		10-K	March 2, 2012	10.11
10.6*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended.		10-K	March 15, 2017	10.9
10.7*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended.		10-K	March 12, 2018	10.7
10.8*	Form of Restricted Stock Agreement for Non-Employee Director Award Pursuant to Section 6.9 of the 2006 Equity Incentive Plan, as amended.		10-Q	August 2, 2018	10.3
10.9*	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan.		8-K	April 27, 2006	10.3
10.10*	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company Right of First Refusal.		10-K	February 12, 2009	10.11
10.11*	Form of Restricted Stock Agreement for Employee or Independent Contractor Awards under the 2006 Equity Incentive Plan with Company, as amended.		10-K	March 2, 2012	10.14
10.12*	Form of Restricted Stock Agreement for Employee or Independent Contractor Award under the 2006 Equity Incentive Plan, as amended.		10-Q	August 2, 2018	10.4
10.13*	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan.		10-K	February 8, 2007	10.10
10.14*	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Stock Ownership Guidelines.		10-K	March 2, 2012	10.16
10.15*	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Ownership Guidelines.		10-K	March 15, 2017	10.12
10.16*	Form of Nonqualified Stock Option under the 2006 Equity Incentive Plan with Ownership Guidelines.		10-K	March 12, 2018	10.14
10.17*	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan.		10-K	January 29, 2010	10.14
10.18*	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Stock Ownership Guidelines.		10-K	March 2, 2012	10.18
10.19*	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Ownership Guidelines.		10-K	March 15, 2017	10.15
10.20*	Form of Restricted Stock Unit Award Agreement under the 2006 Equity Incentive Plan with Ownership Guidelines.		10-K	March 12, 2018	10.18
10.21*	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan.		10-K	January 29, 2010	10.15
10.22*	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Stock Ownership Guidelines.		10-K	March 2, 2012	10.20

Exhibit No.	Description	Filed with this Form 10-K	Form	Filing Date	Exhibit No.
				Incorporated by Reference	
10.23*	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Ownership Guidelines.		10-K	March 15, 2017	10.18
10.24*	Form of Restricted Stock Unit Award Agreement for Performance under the 2006 Equity Incentive Plan with Ownership Guidelines.		10-K	March 12, 2018	10.22
10.25*	CRA International, Inc. Cash Incentive Plan, as amended.		DEF 14A	April 28, 2017	Annex B
10.26*	Form of Service Cash Awards Agreement under the Cash Incentive Plan with Ownership Guidelines.		8-K	December 12, 2016	10.2
10.27*	Form of Performance Cash Awards Agreement under the Cash Incentive Plan with Ownership Guidelines.		8-K	December 12, 2016	10.3
10.28*	Summary of Director Compensation.		10-K	February 27, 2020	10.28
10.29	Lease dated February 24, 2014 by and between CRA International, Inc. and BP Hancock LLC		8-K	February 27, 2014	10.1
10.30	First Amendment to Lease dated as of February 24, 2015 by and between CRA International, Inc. and BP Hancock LLC		8-K	March 2, 2015	10.1
10.31	Second Amendment to Lease dated as of August 16, 2017 by and between CRA International, Inc. and BP Hancock LLC.		10-Q	August 2, 2018	10.1
10.32	Third Amendment to Lease dated as of June 27, 2018 by and between CRA International, Inc. and BP Hancock LLC.		10-Q	August 2, 2018	10.2
10.33	Office Lease dated as of November 29, 1999 between CRA and 1201 F Street, L.L.C., as amended.		10-K	February 23, 2001	10.9
10.34	Addenda Nos. 3 and 4 to Office Lease dated as of November 29, 1999 between CRA and 1201 F Street, L.L.C. (or its successor in interest, 1201 F Street, L.P.), as amended.		10-K	March 17, 2015	10.35
10.35	Addendum No. 5 to Office Lease dated as of November 29, 1999 between CRA and 1201 F Street, L.P., as amended.		8-K	December 30, 2014	10.1
10.36	Amended and Restated Addendum No. 5 to Office Lease dated as of November 29, 1999 between CRA and 1201 F Street L.P., as amended.		10-K	March 4, 2016	10.28
10.37	Addendum No. 6 to Lease dated July 11, 2016 by and between CRA International, Inc. and 1201 F Street, L.P.		10-Q	October 31, 2017	10.3
10.38	Agreement for Leases dated May 20, 2016 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	May 25, 2016	10.1
10.39	Lease relating to Unit 2, Part Ground Floor, 8 Finsbury Circus, London EC2 dated May 20, 2016 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	May 25, 2016	10.2
10.40	Lease relating to Fourth Floor, 8 Finsbury Circus, London EC2 dated May 20, 2016 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	May 25, 2016	10.3
10.41	Licence to Carry Out Works relating to Unit 2, Part Ground Floor, 8 Finsbury Circus, London EC2 dated May 20, 2016 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	May 25, 2016	10.4
10.42	Licence to Carry Out Works relating to Fourth Floor, 8 Finsbury Circus, London EC2 dated May 20, 2016 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	May 25, 2016	10.5
10.43	Side Deed dated May 20, 2016 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	May 25, 2016	10.6
10.44	Agreement for Lease dated November 21, 2017 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		8-K	November 27, 2017	10.1
10.45	Lease dated February 12, 2018 by and among Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		10-Q	May 8, 2018	10.2

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.46	Deed of Variation of a Lease of Fourth Floor, 8 Finsbury Circus, London EC2 dated October 17, 2018 between Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		10-K	February 28, 2019	10.46
10.47	Deed of Variation of a Lease of Part Third Floor, 8 Finsbury Circus, London EC2 dated October 17, 2018 between Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		10-K	February 28, 2019	10.47
10.48	Licence to Carry Out Works relating to Part Third Floor and Fourth Floor, 8 Finsbury Circus, London EC2 dated October 17, 2018 between Mitsubishi Estate London Limited, CRA International (UK) Limited and CRA International, Inc.		10-K	February 28, 2019	10.48
10.49	Lease dated July 15, 2015 by and between CRA International, Inc. and 1411 IC-SIC Property LLC.		8-K	July 21, 2015	10.1
10.50	First Amendment to Lease dated April 21, 2017 by and between CRA International, Inc. and 1411 IC-SIC Property LLC		8-K	May 5, 2017	10.1
10.51	Second Amendment to Lease dated July 28, 2017 by and between CRA International, Inc. and 1411 IC-SIC Property LLC.		10-Q	May 8, 2018	10.1
10.52	Lease dated as of February 14, 2008 by and between Teachers Insurance and Annuity Association of America, as landlord, and CRA International, Inc., as tenant, and the First Amendment to Lease dated as of May 8, 2017 by and among John Hancock Life Insurance Company (U.S.A.), as landlord and successor-in-interest to Teachers Insurance and Annuity Association of America, and CRA International, Inc., as tenant.		10-Q	May 11, 2017	10.2
10.53	Office Lease dated April 2, 2013 by and between C1 Consulting Limited Liability Company and 221 Main Property Owner LLC, as amended by First Amendment to Lease dated July 21, 2017 by and between CRA International, Inc. (as successor to C1 Consulting Limited Liability Company) and Columbia REIT—221 Main, LLC (as successor to 221 Main Property Owner LLC)		10-Q	October 31, 2017	10.2
10.54	Form of consulting agreement with outside experts.		S-1/A	April 3, 1998	10.8
10.55	Amended and Restated Credit Agreement, dated as of October 24, 2017, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Citizens Bank, N.A., as Administrative Agent, a Lender and an Issuing Bank, Bank of America, N.A., as a Lender and an Issuing Bank, and Santander Bank, N.A., as a Lender		8-K	October 26, 2017	10.1
10.56	Amended and Restated Securities Pledge Agreement, dated as of October 24, 2017, by and between CRA International, Inc., as Pledgor, and Citizens Bank, N.A., as Administrative Agent		8-K	October 26, 2017	10.2
10.57	Transaction Agreement dated November 20, 2017 by and among IMSWorld Publications Ltd., IMS Health Technology Solutions Norway AS, IMS Health GmbH & Co. OHG, IQVIA Inc., CRA International, Inc., CRA International (UK) Limited and the Former Employees		8-K	November 27, 2017	10.2
10.58	Office Lease dated June 18, 2019 between 601 City Center LLC and CRA International, LLC		8-K	June 24, 2019	10.1
10.59	Third Amendment to Lease dated September 9, 2019 by and between CRA International, Inc. and 1411 IC-SIC Property LLC		10-Q	October 31, 2019	10.1
10.60*	Offer Letter between CRA International, Inc. and Daniel Mahoney effective March 17, 2020.		8-K	March 20, 2020	10.1
10.61*	Severance Agreement between CRA International, Inc. and Paul A. Maleh dated March 17, 2020.		8-K	March 20, 2020	10.2
10.62*	Severance Agreement between CRA International, Inc. and Chad M. Holmes dated March 17, 2020.		8-K	March 20, 2020	10.3
10.63*	Severance Agreement between CRA International, Inc. and Jonathan Yellin dated March 17, 2020.		8-K	March 20, 2020	10.4
10.64*	Severance Agreement between CRA International, Inc. and Daniel Mahoney dated March 17, 2020.		8-K	March 20, 2020	10.5

Exhibit No.	Description	Filed with this Form 10-K	Incorporated by Reference		
			Form	Filing Date	Exhibit No.
10.65	Incremental Amendment to Amended and Restated Credit Agreement, dated as of January 12, 2021, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Citizens Bank, N.A., as Administrative Agent and a 2021 Incremental Revolving Lender, and Bank of America, N.A., as a 2021 Incremental Revolving Lender		8-K	January 14, 2021	10.1
10.66	Third Amendment to Lease dated August 11, 2021 by and between CRA International, Inc., 601W South Wacker LLC and 601 Sunset Wacker LLC.		10-Q	November 4, 2021	10.1
10.67	Suspension of Rights Agreement dated November 19, 2021, by and among Citizens Bank, N.A., CRA International, Inc., CRA International (UK) Limited, CRA International Limited and CRA International (Netherlands) B.V.		10-K	March 3, 2022	10.67
10.68	Credit Agreement, dated as of August 19, 2022, by and among CRA International, Inc., CRA International (UK) Limited, CRA International (Netherlands) B.V., and CRA International Limited, as the Borrowers, Bank of America, N.A., as Administrative Agent, Swingline Lender and L/C Issuer, the other L/C Issuers party thereto and the other Lenders party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on August 23, 2022).		8-K	August 23, 2022	10.1
21.1	Subsidiaries.	X			
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm.	X			
31.1	Rule 13a-14(a)/15d-14(a) certification of principal executive officer.	X			
31.2	Rule 13a-14(a)/15d-14(a) certification of principal financial officer.	X			
32.1	Section 1350 certification of principal executive officer.	X			
32.2	Section 1350 certification of principal financial officer.	X			
101	The following financial statements from CRA International, Inc.'s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, formatted in Inline XBRL (eXtensible Business Reporting Language), as follows: (i) Consolidated Statements of Operations for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, (ii) Consolidated Statements of Comprehensive Income for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, (iii) Consolidated Balance Sheets at December 31, 2022 and January 1, 2022, (iv) Consolidated Statements of Cash Flows for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021, (v) Consolidated Statements of Shareholders' Equity for the fiscal years ended December 31, 2022, January 1, 2022, and January 2, 2021 and (vi) Notes to Consolidated Financial Statements.	X			
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).				

* Management contract or compensatory plan, contract or arrangement.

Item 16—*Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRA INTERNATIONAL, INC.

By: /s/ PAUL A. MALEH

Paul A. Maleh
President, Chief Executive Officer and Director

Date: March 2, 2023

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PAUL A. MALEH Paul A. Maleh	President, Chief Executive Officer, and Chairman of the Board (principal executive officer)	March 2, 2023
/s/ DANIEL K. MAHONEY Daniel K. Mahoney	Chief Financial Officer, Executive Vice President, and Treasurer (principal financial officer and principal accounting officer)	March 2, 2023
/s/ RICHARD D. BOOTH Richard D. Booth	Director	March 2, 2023
/s/ THOMAS A. AVERY Thomas A. Avery	Director	March 2, 2023
/s/ WILLIAM F. CONCANNON William F. Concannon	Director	March 2, 2023
/s/ ALVA H. TAYLOR Alva H. Taylor	Director	March 2, 2023
/s/ ROBERT W. HOLTHAUSEN Robert W. Holthausen	Director	March 2, 2023
/s/ CHRISTINE R. DETRICK Christine R. Detrick	Director	March 2, 2023
/s/ HEATHER E. TOOKES Heather E. Tookes	Director	March 2, 2023

(This page has been left blank intentionally.)

CRA INTERNATIONAL, INC.

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
CRA International, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of CRA International, Inc. (a Massachusetts corporation) and subsidiaries (the "Company") as of December 31, 2022 and January 1, 2022, the related consolidated statements of operations, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and January 1, 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 2, 2023 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fixed-Price Revenue Recognition – Estimates of total costs to complete a performance obligation

As described further in Notes 1 and 2 to the consolidated financial statements, the Company recognizes revenue from fixed-price arrangements using the ratio of costs incurred to total estimated costs for completing a performance obligation. We identified the Company's estimates of total costs to complete a performance obligation in a fixed-price contract as a critical audit matter.

The principal considerations for our determination that the Company's estimates of total costs to complete a performance obligation in a fixed-price arrangement is a critical audit matter are the significant management judgement in estimating forecasted direct labor, subcontract labor and other direct costs remaining to complete a performance obligation and to determine the related revenue recognized. Significant management estimates are subject to estimation uncertainty and require significant auditor subjectivity in evaluating the results of our procedures and the reasonableness of those estimates.

Our audit procedures related to the estimates of total costs to complete a performance obligation included the following, among others.

- We tested the design and operating effectiveness of internal controls relating to management's estimates of total costs to complete a performance obligation in a fixed-price arrangement.

- We evaluated management's historical ability to estimate total costs to complete a performance obligation in a fixed-price arrangement.

- For a sample of fixed-price arrangements, we obtained subsequent actual costs incurred and subsequent estimates of total costs to complete and compared to the Company's estimate.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2020.
Boston, Massachusetts
March 2, 2023

CRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2022 (52 weeks)		Year Ended January 1, 2022 (52 weeks)		Year Ended January 2, 2021 (53 weeks)	
	(in thousands, except per share data)					
Revenues	$	590,901	$	565,933	$	508,373
Costs of services (exclusive of depreciation and amortization)		410,081		400,054		370,709
Selling, general and administrative expenses		110,087		97,372		90,028
Depreciation and amortization		11,996		12,768		12,840
Income from operations		58,737		55,739		34,796
Interest expense, net		(1,826)		(970)		(1,216)
Foreign currency gains (losses), net		1,889		(494)		42
Income before provision for income taxes		58,800		54,275		33,622
Provision for income taxes		15,181		12,596		9,115
Net income	$	43,619	$	41,679	$	24,507
Net income per share:						
Basic	$	6.02	$	5.59	$	3.14
Diluted	$	5.91	$	5.45	$	3.07
Weighted average number of shares outstanding:						
Basic		7,218		7,423		7,768
Diluted		7,355		7,621		7,948

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31, 2022 (52 weeks)		Year Ended January 1, 2022 (52 weeks)		Year Ended January 2, 2021 (53 weeks)	
			(in thousands)			
Net income	$	43,619	$	41,679	$	24,507
Other comprehensive income (loss)						
Foreign currency translation adjustments, net of tax		(5,031)		(1,467)		3,280
Comprehensive income	$	38,588	$	40,212	$	27,787

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2022	January 1, 2022
	(in thousands, except share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 31,447	$ 66,130
Accounts receivable, net of allowances of $2,640 and $3,256, respectively	143,644	116,962
Unbilled services, net of allowances of $1,120 and $1,364, respectively	51,343	45,095
Prepaid expenses and other current assets	12,760	10,589
Forgivable loans	9,666	10,571
Total current assets	248,860	249,347
Property and equipment, net	45,582	53,612
Goodwill	92,922	88,936
Intangible assets, net	8,588	4,181
Right-of-use assets	96,725	110,475
Deferred income taxes	9,163	9,319
Forgivable loans, net of current portion	46,790	38,020
Other assets	2,287	1,470
Total assets	$ 550,917	$ 555,360
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 27,584	$ 23,511
Accrued expenses	155,864	156,314
Deferred revenue and other liabilities	12,016	12,821
Current portion of lease liabilities	15,972	14,337
Current portion of deferred compensation	5,689	6,103
Total current liabilities	217,125	213,086
Non-current liabilities:		
Deferred compensation and other non-current liabilities	15,677	10,947
Non-current portion of lease liabilities	106,008	124,464
Deferred income taxes	953	1,029
Total non-current liabilities	122,638	136,440
Commitments and contingencies (Note 17)		
Shareholders' equity:		
Preferred stock, no par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value; 25,000,000 shares authorized; 7,149,884 and 7,362,703 shares issued and outstanding, respectively	1,743	—
Retained earnings	224,392	215,784
Accumulated other comprehensive loss	(14,981)	(9,950)
Total shareholders' equity	211,154	205,834
Total liabilities and shareholders' equity	$ 550,917	$ 555,360

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2022 (52 weeks)	Year Ended January 1, 2022 (52 weeks)	Year Ended January 2, 2021 (53 weeks)
	(in thousands)		
OPERATING ACTIVITIES:			
Net income	$ 43,619	$ 41,679	$ 24,507
Adjustments to reconcile net income to net cash provided by operating activities, net of effect of acquired businesses:			
Depreciation and amortization	11,996	12,768	12,840
Right-of-use asset amortization	13,755	13,011	12,037
Deferred income taxes	189	446	1,114
Share-based compensation expense	4,773	4,086	3,235
Bad debt expense (recovery)	(345)	27	227
Unrealized foreign currency remeasurement (gains) losses, net	122	(294)	247
Changes in operating assets and liabilities:			
Accounts receivable	(24,929)	(6,053)	(2,654)
Unbilled services	(5,382)	(4,399)	(3,940)
Prepaid expenses and other current assets, and other assets	(485)	(2,399)	1,377
Forgivable loans	(10,539)	10,742	(15,868)
Incentive cash awards	6,618	6,724	6,602
Accounts payable, accrued expenses, and other liabilities	2,253	14,875	25,478
Lease liabilities	(16,524)	(15,515)	(10,539)
Net cash provided by operating activities	25,121	75,698	54,663
INVESTING ACTIVITIES:			
Purchases of property and equipment	(3,813)	(2,623)	(17,094)
Consideration paid for acquisitions, net	(14,352)	—	—
Net cash used in investing activities	(18,165)	(2,623)	(17,094)
FINANCING ACTIVITIES:			
Issuance of common stock, principally stock options exercises	1,411	5,157	2,236
Borrowings under revolving line of credit	126,000	74,000	77,000
Repayments under revolving line of credit	(126,000)	(74,000)	(77,000)
Payments for debt issuance costs	(1,008)	—	—
Tax withholding payments reimbursed by shares	(2,145)	(1,528)	(862)
Cash paid for contingent consideration	—	(2,357)	—
Cash dividends paid	(9,580)	(8,289)	(7,503)
Repurchase of common stock	(27,630)	(44,976)	(13,371)
Net cash used in financing activities	(38,952)	(51,993)	(19,500)
Effect of foreign exchange rates on cash and cash equivalents	(2,687)	(629)	1,969
Net increase (decrease) in cash and cash equivalents	(34,683)	20,453	20,038
Cash and cash equivalents at beginning of period	66,130	45,677	25,639
Cash and cash equivalents at end of period	$ 31,447	$ 66,130	$ 45,677
Noncash investing and financing activities:			
Increase (decrease) in accounts payable and accrued expenses for property and equipment	$ (268)	$ 8	$ (4,749)
Asset retirement obligations	$ —	$ —	$ 155
Right-of-use assets obtained in exchange for lease obligations	$ 2,436	$ 1,751	$ 2,640
Restricted common stock issued for contingent consideration	$ —	$ 2,250	$ —
Supplemental cash flow information:			
Cash paid for taxes	$ 15,646	$ 14,953	$ 6,535
Cash paid for interest	$ 1,579	$ 727	$ 1,162
Cash paid for amounts included in operating lease liabilities	$ 21,306	$ 20,823	$ 20,436

See accompanying notes to the consolidated financial statements.

CRA INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands, except share data)

	Common Stock		Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
	Shares Issued	Amount			
BALANCE AT DECEMBER 28, 2019	7,814,797	$ 9,265	$ 200,249	$ (11,763)	$ 197,751
Balance at December 29, 2019, as previously reported	7,814,797	9,265	200,249	(11,763)	197,751
Cumulative effect of a change in accounting principle related to ASC 326	—	—	(203)	—	(203)
Balance at December 29, 2019, as adjusted	7,814,797	$ 9,265	$ 200,046	$ (11,763)	$ 197,548
Net income	—	—	24,507	—	24,507
Foreign currency translation adjustment	—	—	—	3,280	3,280
Exercise of stock options	118,841	2,236	—	—	2,236
Share-based compensation expense	—	3,235	—	—	3,235
Restricted shares vesting	61,396	—	—	—	—
Redemption of vested employee restricted shares for tax withholding	(17,695)	(862)	—	—	(862)
Shares repurchased	(283,842)	(13,371)	—	—	(13,371)
Accrued dividends on unvested shares	—	—	(51)	—	(51)
Cash dividends paid ($0.95 per share)	—	—	(7,503)	—	(7,503)
BALANCE AT JANUARY 2, 2021	7,693,497	$ 503	$ 216,999	$ (8,483)	$ 209,019
Net income	—	—	41,679	—	41,679
Foreign currency translation adjustment	—	—	—	(1,467)	(1,467)
Issuance of restricted common stock for contingent consideration	40,039	2,250	—	—	2,250
Exercise of stock options	192,803	5,157	—	—	5,157
Share-based compensation expense	—	4,086	—	—	4,086
Restricted shares vesting	65,242	—	—	—	—
Redemption of vested employee restricted shares for tax withholding	(20,133)	(1,528)	—	—	(1,528)
Shares repurchased	(608,745)	(10,468)	(34,508)	—	(44,976)
Accrued dividends on unvested shares	—	—	(97)	—	(97)
Cash dividends paid ($1.09 per share)	—	—	(8,289)	—	(8,289)
BALANCE AT JANUARY 1, 2022	7,362,703	$ —	$ 215,784	$ (9,950)	$ 205,834
Net income	—	—	43,619	—	43,619
Foreign currency translation adjustment	—	—	—	(5,031)	(5,031)
Exercise of stock options	61,645	1,411	—	—	1,411
Share-based compensation expense	—	4,773	—	—	4,773
Restricted shares vesting	66,127	—	—	—	—
Redemption of vested employee restricted shares for tax withholding	(21,057)	(2,145)	—	—	(2,145)
Shares repurchased	(319,534)	(2,296)	(25,334)	—	(27,630)
Accrued dividends on unvested shares	—	—	(97)	—	(97)
Cash dividends paid ($1.29 per share)	—	—	(9,580)	—	(9,580)
BALANCE AT DECEMBER 31, 2022	7,149,884	$ 1,743	$ 224,392	$ (14,981)	$ 211,154

See accompanying notes to the consolidated financial statements

CRA INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   Summary of Significant Accounting Policies

Description of Business

CRA International, Inc. ("CRA" or the "Company") is a worldwide leading consulting services firm that applies advanced analytic techniques and in-depth industry knowledge to complex engagements for a broad range of clients. CRA offers services in two broad areas: litigation, regulatory, and financial consulting and management consulting. CRA operates in one business segment. CRA operates its business under its registered trade name, Charles River Associates.

Fiscal Year and Quarters

CRA's fiscal year end is the Saturday nearest December 31 of each year. CRA's fiscal years periodically contain 53 weeks rather than 52 weeks. Fiscal 2022 and fiscal 2021 were 52-week years. Fiscal 2020 was a 53-week year. CRA's fiscal quarter ends are determined as the last Saturday nearest the respective calendar quarter end.

Basis of Presentation

The consolidated financial statements include the accounts of CRA International, Inc. and its wholly-owned subsidiaries (collectively the "Company") which require consolidation, after the elimination of intercompany accounts and transactions. Certain prior period amounts have been reclassified to conform to the current period presentation. These reclassifications had no effect on previously reported results of operations, financial position, or cash flows.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make significant estimates and judgments that affect the reported amounts of assets and liabilities, as well as the related disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of consolidated revenues and expenses during the reporting period. Estimates in these consolidated financial statements include, but are not limited to, allowances for accounts receivable and unbilled services, revenue recognition on fixed-price contracts, variable consideration to be included in the transaction price of revenue contracts, the useful life of long-lived assets, measurement of operating lease right-of-use ("ROU") assets and liabilities, share-based compensation, valuation of contingent consideration liabilities, valuation of acquired intangible assets, goodwill, accrued and deferred income taxes, valuation allowances on deferred tax assets, accrued incentive compensation, and certain other accrued expenses. These items are monitored and analyzed by CRA for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. CRA bases its estimates on historical experience and various other assumptions that CRA believes to be reasonable under the circumstances. Actual results may differ from those estimates if CRA's assumptions based on past experience or other assumptions do not turn out to be substantially accurate.

Cash and Cash Equivalents

CRA considers all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consist principally of money market funds with original maturities of three months or less when purchased.

Concentrations of Credit Risk

CRA holds cash in accounts at various third-party financial institutions. At times, these deposits may exceed federally insured limits. As of December 31, 2022, CRA's cash accounts were concentrated at two financial institutions, which potentially exposes CRA to credit risks. The financial institutions have short-term credit ratings of A-1 and A-2 by Standard & Poor's ratings services. CRA has not experienced any losses related to such accounts. CRA does not believe that there is significant risk of non-performance by the financial institutions, and its cash on deposit is fully liquid. CRA continually monitors the credit ratings of the institutions.

Foreign Currency Translation

Asset and liability accounts of CRA's foreign subsidiaries are translated into U.S. Dollars at reporting period-end exchange rates and operating accounts are translated at average exchange rates for each fiscal month. The resulting translation adjustments are recorded in shareholders' equity as a component of accumulated other comprehensive income (loss). Foreign currency transactions are remeasured at current exchanges rates, with adjustments recorded as foreign currency gains (losses), net, on the consolidated statements of operations. These foreign currency transactions may be realized or unrealized based upon whether the transaction has settled as of the reporting period-end. The effect of transaction gains and losses recorded in income before provision for income taxes amounted to gains of $1.9 million for fiscal 2022, losses of $0.5 million for fiscal 2021, and gains of approximately $0.1 million for fiscal 2020.

Revenue Recognition and Allowances for Accounts Receivable and Unbilled Services

Revenue is recognized when CRA satisfies a performance obligation by transferring services promised in a contract to a client in an amount that reflects the consideration that CRA expects to receive in exchange for those services. Performance obligations in CRA's contracts represent distinct or separate service streams that CRA provides to clients. If, at the outset of an arrangement, CRA determines that an enforceable contract does not exist, revenues are deferred until all criteria for an enforceable contract are met.

CRA derives substantially all of its revenues from the performance of professional services for its clients. The contracts that CRA enters into and operates under specify whether the engagement will be billed on a time-and-materials basis or a fixed-price basis. These engagements generally last three to six months, although some engagements can be much longer in duration.

- *Time-and-materials arrangements* require the client to pay based on the number of hours worked at contractually agreed-upon hourly rates. Revenues are recognized from these arrangements based on hours incurred and contracted rates based on a right-to-payment for services completed to date. When a time-and-materials arrangement has a "cap" or "limit" amount, revenue is recognized up to the cap or limit amount specified by the client, based on the efforts or hours incurred and expenses incurred. Thereafter, revenue is reserved pending an amendment of the cap or limit.

- *Fixed-price arrangements* require the client to pay a contractually agreed-upon fee in exchange for a pre-established set of professional services. Fees are based on estimates of the costs and timing for completing a performance obligation. Under fixed-price arrangements, revenues are generally recognized using a proportional performance method, which is based on the ratio of costs incurred to the total estimated costs for completing a performance obligation. CRA's fixed-price arrangements generally have a single performance obligation. For arrangements that contain multiple performance obligations, the fixed price is allocated based on the estimated relative standalone selling prices of the promised services underlying each performance obligation.

CRA has elected as a practical expedient to not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations as of December 31, 2022 and January 1, 2022, as CRA's contracts have an original expected duration of one year or less or revenue has been recognized at the amount for which CRA has the right to invoice for consulting services performed.

Reimbursable expenses, including those relating to travel, out-of-pocket expenses, outside consultants and other third-party vendor expenses, are generally included in revenues, and an equivalent amount of reimbursable expenses is included in costs of services in the period in which the expense is incurred. Sales, value-added, and other taxes collected on behalf of third parties are excluded from revenue. Commissions to non-employee experts are expensed when incurred if the related amortization period is expected to be one year or less.

Differences between the timing of billing and the recognition of revenue are recognized as either unbilled services or deferred revenues in the accompanying consolidated balance sheets. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. Client prepayments and retainers are classified as deferred revenues and recognized over future periods as earned in accordance with the applicable retention agreement.

CRA usually issues invoices to its customers on a monthly basis, and payment is usually due upon receipt of the invoice unless contract terms state otherwise. When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. CRA does not assess whether a significant financing component exists if the period between when it performs its obligations under the contract and when the customer pays is one year or less. None of CRA's contracts contained a significant financing component as of December 31, 2022 or January 1, 2022.

Contract Balances from Contracts with Customers

The timing of revenue recognition, billings, and cash collections results in accounts receivables, unbilled services, and contract liabilities on the consolidated balance sheets. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services.

CRA defines contract assets as assets for which it has recorded revenue because it determines that it is probable that it will earn a performance-based or contingent fee, but is not yet entitled to receive a fee because certain events, such as completion of the measurement period or client approval, must occur.

CRA defines contract liabilities as advance payments from or billings to its clients for services that have not yet been performed or earned. When consideration is received, or such consideration is unconditionally due from a customer prior to transferring consulting services to the customer under the terms of a contract, a contract liability is recorded. Contract liabilities are recognized as revenue after performance obligations have been satisfied and all revenue recognition criteria have been met. Contract liabilities are included in deferred revenue and other liabilities on the consolidated balance sheets.

Variable Consideration

Variable consideration to be included in the transaction price is estimated using either the expected value method or the most likely method based on facts and circumstances. Variable consideration is included in the transaction price if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Revenues from CRA's consulting services are recorded at the net transaction price, which includes estimates of variable consideration for which reserves are established. Variable consideration reserves are based on specific price concessions and those expected to be extended to CRA clients estimated by CRA's historical realization rates. Reserves for variable consideration are recorded as a component of the allowances for accounts receivable and unbilled services on the consolidated balance sheets. Actual amounts of consideration ultimately received may differ from CRA's estimates. If actual results in the future vary from its estimates, CRA adjusts these estimates in the period such variances become known. Adjustments to the reserves for variable consideration are included in revenues on the consolidated statement of operations.

Reserves for Credit Risk

CRA's accounts receivable and unbilled services consist of receivables from a broad range of clients in a variety of industries located throughout the U.S. and in other countries. CRA performs a credit evaluation of its clients to minimize its collectability risk. Periodically, CRA will require advance payment from certain clients. However, CRA does not require collateral or other security.

CRA adopted ASU No. 2016-13, *Financial Instruments – Credit Loss (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASC 326") on the first day of fiscal 2020, which changed the method CRA utilizes to estimate reserves related to credit risk. As a result of the adoption, CRA recognized a cumulative-effect adjustment of $0.2 million to retained earnings and allowances for accounts receivable. Comparative periods and their respective disclosures prior to the adoption of ASC 326 have not been adjusted.

CRA maintains allowances for accounts receivable and unbilled services for estimated losses resulting from clients' failure to make required payments. CRA estimates these allowances based on historical charge-off rates, adjusted for days of sales outstanding and expected changes to clients' financial conditions during the anticipated collection period. CRA writes off allowances when management determines the balance is uncollectible and all efforts of collection have been exhausted. Bad debt expense, net of recoveries of previously written off allowances, is recorded as a component of selling, general and administrative expenses on the consolidated statements of operations.

Costs of Services

Costs of services include the salaries, bonuses, share-based compensation expense, forgivable loan amortization, and benefits of our employee consultants. Costs of services also include out-of-pocket and other third-party vendor expenses, and the salaries of support staff whose time is billed directly to clients, such as librarians, editors, and programmers, as well as the amounts billed to us by our outside consultants for services rendered while completing a project. Costs of services does not include depreciation and amortization.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include salaries, bonuses, share-based compensation expense, and benefits of our administrative and support staff, fees to non-employee experts for generating new business, office rent, marketing, and other costs.

Business Combinations

CRA accounts for business acquisitions using the acquisition method of accounting, which requires assets acquired and liabilities assumed to be measured and recorded at their estimated fair values as of the acquisition date, with certain exceptions. The purchase price is determined as the fair value of consideration transferred. Goodwill is recognized for the excess of consideration transferred over the net value of assets acquired and liabilities assumed. The operating results of each acquired company is included in CRA's consolidated financial statements beginning on the date of acquisition.

Fair value measurements require use of estimates and assumptions, including estimates of future cash flows to be generated by the acquired assets. The useful lives of identifiable intangible assets acquired in a business acquisition are estimated based on the expected period that the Company will receive substantially all projected future benefits from the intangible asset. Transaction expenses directly related to acquisitions are expensed as incurred and are included in selling, general and administrative expenses on the consolidated statements of operations.

Deferred Compensation

CRA accounts for performance-based and service-based cash awards using an accrual method where changes in estimates are accounted for prospectively over the remaining service period. To the extent the terms of an award attribute all or a portion of the expected future benefits to a period of service greater than one year, the cost of those benefits is accrued over the employee's or non-employee's requisite service period in a systematic and rational manner.

The requisite service period typically ranges from two to seven years starting with the employee's employment date or non-employee's affiliation date. For an employee or non-employee consultant currently affiliated with CRA, the requisite service period generally begins at the start of the award's measurement period. A recipient of such an award is expected to be employed by or affiliated with CRA for the entire measurement period. If the recipient's employment or affiliation with CRA terminates during the measurement period, the amount paid will be determined in accordance with the recipient's specific contract provisions.

The terms of award agreements may include the achievement of minimum required financial targets over the award's measurement period. These financial targets may include a measure of revenue generation, profitability, or both. The amount of the liability of the award agreements is estimated based on internally generated financial projections. The process of projecting these financial targets over the measurement period is subjective and requires judgment and estimates. There can be no assurance that the estimates and assumptions used in preparing these projections will prove to be accurate.

Leases

CRA is a lessee under certain operating leases for office space and equipment. CRA determines whether a contract is a lease at the inception of the contract, based on whether the contract provides CRA the right to control the use of a physically distinct asset or substantially all of the capacity of an asset. At the commencement date, operating lease liabilities and ROU assets are recognized on the consolidated balance sheet. Lease liabilities are based on the present value of lease payments over the lease term, discounted using an incremental borrowing rate specific to the underlying asset. ROU assets are equal to the lease liability, adjusted for payments made to the lessor prior to the lease commencement date and lease incentives received, such as tenant improvement allowances. CRA estimates its incremental borrowing rate for each leased asset based on the interest rate CRA would incur to borrow an amount equal to the lease payments on a collateralized basis over a similar term in a similar economic environment. CRA recognizes rent expense for its operating leases on a straight-line basis over the term of the lease.

CRA classifies as short-term leases any leases with an initial noncancellable term of twelve months or less that do not include an option to purchase the underlying asset that CRA is reasonably certain to exercise. ROU assets and lease liabilities related to short-term leases are excluded from the consolidated balance sheets.

CRA leases office space and equipment. CRA's equipment leases are generally short-term. CRA's office space leases have remaining lease terms between one and approximately nine years, many of which include one or more options to extend the term for periods of up to five years for each option. Certain office space leases contain options to terminate the lease early, which may include a penalty for exercising the option. Many of the termination options require notice within a specified period, after which the option is no longer available to CRA if not exercised. The extension options and termination options may be exercised at CRA's sole discretion. CRA does not consider in the measurement of ROU assets and lease liabilities an option to extend or terminate a lease if CRA is not reasonably certain to exercise the option. As of December 31, 2022, CRA has not included any options to extend or terminate in its measurement of ROU assets or lease liabilities. Certain of CRA's office space leases impose asset retirement obligations due to office modifications or the periodic redecoration of the premises. These obligations are included in deferred compensation and other non-current liabilities on the consolidated balance sheets and are recorded at a value based on their estimated discounted cash flows.

Many of CRA's office space leases include fixed and variable payments. Variable payments relate to real estate taxes, sales or use taxes, insurance, operating expenses, and common area maintenance, which are usually billed at actual amounts incurred proportionate to CRA's rented square feet of the building. Variable payments that do not depend on an index or rate are expensed by CRA as they are incurred and are not included in the measurement of the lease liability.

Many of CRA's leases contain both lease and non-lease components. For office space leases, lease and non-lease components are accounted for as a single component. For equipment leases, fixed and variable payments are allocated to each component relative to observable or estimated standalone prices. CRA measures its variable lease costs as the portion of variable payments that are allocated to lease components.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value of the identifiable net assets acquired. Goodwill is tested annually for impairment as of October 15th and if events or changes in circumstances indicate that the carrying value may not be recoverable. Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair values of the identifiable assets acquired. CRA assesses goodwill at the reporting unit level. For CRA's fiscal 2022 goodwill impairment analysis, it operated as one reporting unit, which is its consulting services.

The annual goodwill impairment test may use a qualitative or quantitative assessment. In performing the qualitative assessment, CRA considers various factors, such as macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, a sustained decrease in share price, and factors specific to the reporting unit. In performing the quantitative assessment, CRA compares the estimated value of its reporting unit to its net book value to identify potential impairment. CRA estimates the fair value of its consulting business reporting unit utilizing its market capitalization plus an appropriate control premium. Market capitalization is determined by multiplying CRA's shares outstanding by the market price of its common stock. CRA determines the control premium utilizing data from publicly available premium studies for the trailing four quarters for public company transactions in its industry group. If the estimated fair value of the reporting unit is less than its net book value, goodwill is impaired.

Intangible Assets

Intangible assets are comprised of non-competition agreements and customer relationship intangibles, which are separable from goodwill and have determinable useful lives. CRA's intangible assets are valued separately and amortized over their estimated useful lives using the straight-line method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of approximately three years for computer equipment, three to ten years for computer software, and ten years for furniture and fixtures. Amortization of leasehold improvements is calculated using the straight-line method over the shorter of the lease term or the estimated useful life of the leasehold improvements. Expenditures for maintenance and repairs are expensed as incurred. Expenditures for renewals and betterments are capitalized.

Debt Issuance Costs

The Company records its debt issuance costs related to its revolving credit facility as an asset and amortizes the costs over the term of the credit agreement using the straight-line method. Debt issuance costs in the amount of $0.2 million and $0.7 million are included in prepaid expenses and other current assets and other assets, respectively, on the consolidated balance sheets as of December 31, 2022. Debt issuance costs in the amount of $0.2 million are included in prepaid expenses and other current assets on the consolidated balance sheets as of January 1, 2022.

Impairment of Long-Lived Assets

CRA reviews the carrying value of its long-lived assets (primarily property and equipment, finite-lived intangible assets, and ROU assets) to assess the recoverability of these assets whenever events or circumstances indicate that impairment may have occurred. Factors CRA considers important that could trigger an impairment review include, among others, the following:

- a significant underperformance relative to expected historical or projected future operating results;

- a significant change in the manner of CRA's use of the acquired asset or the strategy for CRA's overall business; and

- a significant negative industry or economic trend.

If CRA determines that an impairment review is required, CRA would review the expected future undiscounted cash flows to be generated by the assets or asset groups. If CRA determines that the carrying value of long-lived assets or asset groups may not be recoverable, CRA would measure any impairment based on a projected discounted cash flow method using a discount rate determined by CRA to be commensurate with the risk inherent in CRA's current business model. If impairment is indicated through this review, the carrying amount of the assets would be reduced to their estimated fair value.

Fair Value of Financial Instruments

ASC Topic 820, *Fair Value Measurement,* establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurement), then priority to quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which all significant assumptions are observable in the market (Level 2 measurement), then the lowest priority to unobservable inputs (Level 3 measurement).

CRA's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses, are carried at cost, which approximates their fair value because of the short-term maturity of these instruments or because their stated interest rates are indicative of market interest rates.

A contingent consideration liability paid in February 2021, pertained to estimated future contingent consideration payments related to the acquisition of C1 Consulting, LLC, an independent consulting firm, and its wholly-owned subsidiary C1 Associates (collectively, "C1"). CRA recorded an additional contingent consideration liability of $1.1 million during fiscal year 2022 related to the acquisition of bSG. The fair value measurement of the liabilities were based on significant inputs not observed in the market and thus represented a Level 3 measurement. The significant unobservable inputs used in the fair value measurement of the contingent consideration liabilities were CRA's estimate of the payout based on internally generated revenue projections, expected volatility of the revenue projections, and discount rates. The fair value of the contingent consideration had been determined using a Monte Carlo simulation, and was reassessed on a quarterly basis by CRA using additional information as it became available. Changes in the fair value estimate were recorded in costs of services (exclusive of depreciation and amortization) on the consolidated statements of operations.

Income Taxes

CRA records income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized based on estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases. CRA includes in the estimate of deferred tax assets and liabilities an estimate of the realizable benefits from operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

CRA is required to establish a valuation allowance on its deferred tax assets to reflect the likelihood of realization. Significant management judgment is required in determining deferred tax assets and liabilities and any valuation allowance recorded against its net deferred tax assets. The weight of all available evidence is evaluated to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The decision to record a valuation allowance requires varying degrees of judgment based upon the nature of the item giving rise to the deferred tax asset. If, after a valuation allowance is recorded, it is determined that CRA would be able to realize deferred tax assets in the future in excess of their net recorded amount, CRA would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

CRA's effective tax rate may vary from period to period based on changes in estimated taxable income or loss; changes to the valuation allowance; changes to federal, state, or foreign tax laws; future expansion into areas with varying country, state, and local income tax rates; deductibility of certain costs; uncertain tax positions; expenses by jurisdiction; and results of acquisitions or dispositions.

The calculation of CRA's tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several different tax jurisdictions. CRA is periodically reviewed by domestic and foreign tax authorities. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. CRA accounts for uncertainties in income tax positions in accordance with ASC Topic 740, *Income Taxes* ("ASC 740"). The number of years with open tax audits varies depending on the tax jurisdiction.

The Company has elected to recognize the tax on global intangible low-taxed income ("GILTI") as a period expense in the period the tax is incurred. As such, CRA has included its GILTI provision associated with current-year operations solely within the estimated annual effective tax rate ("EAETR") and has not provided additional GILTI on deferred items.

Share-Based Compensation

CRA accounts for equity-based compensation using a fair value based recognition method. Under the fair value recognition requirements of ASC Topic 718, *Compensation-Stock Compensation* ("ASC Topic 718"), share-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the award. For those awards that are deemed probable of vesting, CRA recognizes the estimated fair value as expense over the requisite service period of the award. The amount of share-based compensation expense recognized at any date must at least equal the portion of grant date value of the award that is vested at that date. In accordance with ASC Topic 718, for time-vesting restricted stock units awarded to employees, CRA estimates share-based compensation cost at the grant date based on the fair value of the restricted stock units and awards and recognizes the cost for awards that are probable of vesting over the requisite service period on a straight-line basis. Performance-vesting restricted stock units are expensed using the graded attribution method.

Common Stock and Equity

Equity transactions consist primarily of the repurchase by CRA of its common stock under its share repurchase program and the recognition of compensation expense and issuance of common stock under CRA's 2006 Equity Incentive Plan. The Company repurchases its common stock under its share repurchase program in open market purchases (including through any Rule 10b5-1 plan adopted by CRA) or in privately negotiated transactions in accordance with applicable insider trading and other securities laws and regulations. During the second fiscal quarter of fiscal 2021, CRA repurchased shares of its common stock through a modified "Dutch auction" self-tender offer, as further described in Note 12.

The purchase price of common stock is first charged against available paid-in capital ("PIC") until PIC is exhausted, after which the purchase price is charged to retained earnings. CRA's common stock has no par value. All shares repurchased have been retired.

Net Income (Loss) Per Share

CRA computes basic net income or loss per share utilizing the two-class method, whereby net earnings are allocated to each class of common stock and participating security as if all the net earnings for the period had been distributed. Under the two-class method, basic net income or loss per share is computed by dividing net income or loss allocated to common stock by the weighted-average number of common shares outstanding. CRA's participating securities consist of unvested share-based payment awards that contain a nonforfeitable right to receive dividends. Potentially dilutive shares are excluded from the basic net income or loss per share calculation.

CRA computes diluted net income or loss per share utilizing the more dilutive of either the two-class method or the treasury stock method. Under the two-class method, diluted net income or loss per share is computed by dividing net income or loss by the sum of the weighted-average number of shares determined from the basic earnings per share computation and the number of common stock equivalents that would have a dilutive effect. Under the treasury stock method, the weighted average number of common shares outstanding is increased by the potentially dilutive common shares. Potentially dilutive shares are related to our restricted stock, stock options, time-vesting RSUs, and performance-vesting RSUs. To the extent that there is a net loss, CRA assumes all common stock equivalents to be anti-dilutive, and they are excluded from diluted weighted-average shares outstanding.

Recent Accounting Standards

Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers

In October 2021, the FASB issued Accounting Standards Update ("ASU") No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers* ("ASU 2021-08"). The ASU requires that an acquirer recognize and measure contract assets and liabilities acquired in a business combination in accordance with ASC Topic 606, *Revenue from Contracts with Customers ("ASC 606")* at the acquisition date as if the acquirer had originated the contracts rather than adjust them to fair value. CRA elected to early adopt ASU 2021-08 on the first day of fiscal 2022. The adoption of the new standard had no impact on CRA's financial position, results of operations, cash flows, or disclosures on the date of transition.

2. Business Acquisition

On February 28, 2022, CRA acquired substantially all business assets and assumed certain liabilities of Welch Consulting, Ltd. ("Welch Consulting"), a Texas limited partnership. Welch Consulting provided economic, business, and strategic consulting services principally involving labor and employment issues. The acquisition expands CRA's business opportunities, expertise, and market presence with the addition of 45 colleagues and offices in Bryan, Texas; Los Angeles, California; and Washington, D.C. A non-employee expert of CRA served as an agent and attorney-in-fact on behalf of Welch Consulting. The non-employee expert did not and will not receive compensation or a portion of the purchase price as part of the transaction.

The acquisition has been accounted for as a business combination, and the results of operations have been included in the accompanying consolidated financial statements from the date of acquisition. On the date of acquisition, right-of-use assets and lease liabilities were recorded in accordance with ASC Topic 842, *Leases*. In addition, contract assets and contract liabilities were recorded in accordance with ASC 606, as CRA adopted ASU 2021-08 on the first day of fiscal 2022. All other tangible assets and identifiable intangible assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition.

Welch Consulting's results of operations have been included in the accompanying consolidated statements of operations from the date of acquisition. The following table is the final allocation of the purchase price to the estimated fair value of assets acquired and liabilities assumed (in thousands):

Assets Acquired

Current assets:		
Accounts receivable	$	3,778
Unbilled services		1,507
Prepaid expenses and other current assets		100
Total current assets		5,385
Property and equipment		141
Goodwill		2,409
Intangible assets		4,150
Right-of-use assets		1,210
Other assets		41
Total assets acquired	$	13,336

Liabilities Assumed

Current liabilities:		
Accrued expenses	$	1,280
Deferred revenue and other liabilities		161
Current portion of lease liabilities		549
Total current liabilities		1,990
Non-current portion of lease liabilities		661
Total liabilities assumed	$	2,651
Net assets acquired	$	10,685

For the acquired assets and assumed liabilities, CRA has paid $10.2 million, net, as of December 31, 2022, the amount of which was based on adjusted estimates of certain net working capital items. Per the terms of the Asset Purchase Agreement, $0.5 million was withheld from the closing payment and will be paid to Welch Consulting within one year of the date of acquisition, subject to the satisfaction of certain assurances provided by Welch Consulting. In addition, CRA issued $7.9 million of forgivable loans and agreed to provide other deferred compensation to key employees and a non-employee expert, which is treated as post-transaction compensation expense over the term of the loan.

The intangible assets acquired are comprised of customer relationships, the fair value of which was determined using a multi-period excess earning method. The customer relationships intangible is being amortized over a ten-year life on a straight-line basis, which approximates the expected pattern of economic benefit from this asset. The Company also recorded $2.4 million of goodwill, all of which is expected to be deductible for tax purposes.

On November 29, 2022, CRA acquired substantially all of the business assets and assumed certain liabilities of bioStrategies Group, Inc. ("bSG"), a Chicago-based consulting firm focused on developing commercial strategies for healthcare products and technologies. The acquisition expands CRA's business opportunities, expertise, and market presence with the addition of 17 colleagues with an office in Chicago, Illinois. The acquisition has been accounted for as a business combination, and the results of operations have been included in the accompanying consolidated financial statements from the date of acquisition. The acquisition of bSG is not significant to our consolidated financial statements for the year ended December 31, 2022.

Transaction related expenses, which are principally legal and accounting service fees, amounted to $0.3 million for the fiscal year-to-date period ended December 31, 2022 and are included in selling, general and administrative expenses on the consolidated statements of operations.

3.   **Revenues and Allowances**

The contracts CRA enters into and operates under specify whether the projects are billed on a time-and-materials or a fixed-price basis. Time-and-materials contracts are typically used for litigation, regulatory, and financial consulting projects while fixed-price contracts are principally used for management consulting projects. In general, project costs are classified in costs of services and are based on the direct salary of CRA's employee consultants on the engagement, plus all direct expenses incurred to complete the project, including any amounts billed to CRA by its non-employee experts.

Disaggregation of Revenue

The following tables disaggregate CRA's revenue by type of contract and geographic location (in thousands):

Type of Contract	Year Ended December 31, 2022 (52 weeks)		Year Ended January 1, 2022 (52 weeks)		Year Ended January 2, 2021 (53 weeks)	
Consulting services revenues:						
Fixed-price	$	110,129	$	136,276	$	124,383
Time-and-materials		480,772		429,657		383,990
Total	$	590,901	$	565,933	$	508,373

Geographic Breakdown	Year Ended December 31, 2022 (52 weeks)		Year Ended January 1, 2022 (52 weeks)		Year Ended January 2, 2021 (53 weeks)	
Consulting services revenues:						
United States	$	470,233	$	451,436	$	405,808
United Kingdom		89,235		86,191		79,922
Other		31,433		28,306		22,643
Total	$	590,901	$	565,933	$	508,373

Reserves for Variable Consideration and Credit Risk

Revenues from CRA's consulting services are recorded at the net transaction price, which includes estimates of variable consideration for which reserves are established. Variable consideration reserves are based on specific price concessions and those expected to be extended to CRA customers estimated by CRA's historical realization rates. Reserves for variable consideration are recorded as a component of the allowances for accounts receivable and unbilled services on the consolidated balance sheets. Adjustments to the reserves for variable consideration are included in revenues on the consolidated statements of operations.

CRA also maintains allowances for accounts receivable and unbilled services for estimated losses resulting from clients' failure to make required payments. CRA adopted ASC 326 on the first day of fiscal 2020, which changed the method CRA utilizes to estimate reserves related to credit risk. Under ASC 326, CRA estimates allowances based on historical charge-off rates, adjusted for days of sales outstanding and expected changes to clients' financial conditions during the anticipated collection period. Bad debt expense, net of recoveries of previously written off allowances, is recorded as a component of selling, general and administrative expenses on the consolidated statements of operations.

A rollforward of the variable consideration and doubtful accounts reserves for accounts receivable, which includes allowances for doubtful accounts of $0.1 million and $0.5 million as of December 31, 2022 and January 1, 2022, respectively, is as follows (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Balance at beginning of fiscal year	$ 3,256	$ 3,595
Increases to reserves, net of recoveries	1,808	2,612
Amounts written off and foreign currency translation	(2,424)	(2,951)
Balance at end of fiscal year	$ 2,640	$ 3,256

A rollforward of the variable consideration and doubtful accounts reserves for unbilled services is as follows (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Balance at beginning of fiscal year	$ 1,364	$ 1,000
Increases to reserves, net of recoveries	9,176	7,574
Amounts written off and foreign currency translation	(9,420)	(7,210)
Balance at end of fiscal year	$ 1,120	$ 1,364

The following table presents CRA's bad debt expense, net of recoveries of previously written off allowances (in thousands):

	Year Ended December 31, 2022 (52 weeks)	Year Ended January 1, 2022 (52 weeks)	Year Ended January 2, 2021 (53 weeks)
Bad debt expense, net	$ (345)	$ 27	$ 227

Reimbursable Expenses

Revenues also include reimbursements for costs incurred by CRA in fulfilling its performance obligations, including travel and other out-of-pocket expenses, fees for outside consultants, and other reimbursable expenses. CRA recovers substantially all of these costs. The following expenses are subject to reimbursement (in thousands):

	Year Ended December 31, 2022 (52 weeks)	Year Ended January 1, 2022 (52 weeks)	Year Ended January 2, 2021 (53 weeks)
Reimbursable expenses	$ 63,318	$ 64,532	$ 61,661

Contract Balances from Contracts with Customers

CRA defines contract assets as assets for which it has recorded revenue because it determines that it is probable that it will earn a performance-based or contingent fee, but is not yet entitled to receive a fee because certain events, such as completion of the measurement period or client approval, must occur. The contract assets balance was immaterial as of December 31, 2022 and January 1, 2022.

When consideration is received, or such consideration is unconditionally due from a customer prior to transferring consulting services to the customer under the terms of a contract, a contract liability is recorded. Contract liabilities are recognized as revenue after performance obligations have been satisfied and all revenue recognition criteria have been met. The following table presents the closing balances of CRA's contract liabilities (in thousands):

	December 31, 2022	January 1, 2022	January 2, 2021
Contract liabilities	$ 6,977	$ 8,811	$ 5,527

CRA recognized the following revenue that was included in the contract liabilities balance as of the opening of the respective period or for performance obligations satisfied in previous periods (in thousands):

	Year Ended December 31, 2022 (52 weeks)		Year Ended January 1, 2022 (52 weeks)		Year Ended January 2, 2021 (53 weeks)	
Amounts included in contract liabilities at the beginning of the fiscal year	$	8,325	$	5,185	$	3,533
Performance obligations satisfied in previous fiscal years	$	2,207	$	2,827	$	4,503

4. Forgivable Loans

In order to attract and retain highly skilled professionals, CRA may issue forgivable loans to employees and non-employee experts, certain of which may be denominated in local currencies. A portion of these loans is collateralized. The forgivable loans have terms that are generally between two and six years with interest rates currently ranging up to 4.27%. The principal amount of forgivable loans and accrued interest is forgiven by CRA over the term of the loans, so long as the employee or non-employee expert continues employment or affiliation with CRA and complies with certain contractual requirements. During fiscal years 2022, 2021 and 2020 there were no balances due under these loans for which the full principal and interest were not forgiven or not collected upon termination of employment or affiliation with CRA. The expense associated with the forgiveness of the principal amount of the loans is recorded as compensation expense over the service period, which is consistent with the term of the loans.

The following table presents forgivable loan activity for the respective periods (in thousands):

	Fiscal Year 2022		Fiscal Year 2021	
Beginning balance	$	48,591	$	61,613
Advances		34,984		14,528
Repayments		(25)		(69)
Reclassifications from accrued expenses or to other assets (1)		(2,192)		(2,229)
Amortization		(24,403)		(25,187)
Effects of foreign currency translation		(499)		(65)
Ending balance	$	56,456	$	48,591
Current portion of forgivable loans	$	9,666	$	10,571
Non-current portion of forgivable loans	$	46,790	$	38,020

_____

(1) Relates to the reclassification of performance awards previously recorded as accrued expenses or forgivable loans that have been reclassified to other receivables.

5. Leases

The components of CRA's lease expenses, which are included in the consolidated statements of operations, are as follows (in thousands):

	Year Ended December 31, 2022 (52 weeks)		Year Ended January 1, 2022 (52 weeks)		Year Ended January 2, 2021 (53 weeks)	
Operating lease cost	$	18,494	$	18,293	$	17,803
Short-term lease cost		285		442		908
Variable lease cost		5,986		5,273		6,155
Total lease cost	$	24,765	$	24,008	$	24,866

The following table presents summary information for CRA's lease terms and discount rates for its operating leases:

	December 31, 2022	January 1, 2022	January 2, 2021
Weighted average remaining lease term—operating leases	6.7 years	7.7 years	8.6 years
Weighted average discount rate—operating leases	3.6 %	3.6 %	3.6 %

At December 31, 2022, CRA had the following maturities of lease liabilities related to office space, all of which are under non-cancellable operating leases (in thousands):

Fiscal Year	Operating Lease Commitments
2023	$ 19,804
2024	21,632
2025	21,244
2026	20,050
2027	20,333
Thereafter	35,591
Total lease payments	138,654
Less: imputed interest	(16,674)
Total	$ 121,980

Certain of our operating leases have terms that impose asset retirement obligations due to office modifications or the periodic redecoration of the premises, which are included in other liabilities on our consolidated balance sheets. As of December 31, 2022 and January 1, 2022, these redecoration and asset retirement obligations were approximately $1.9 million and $2.0 million, respectively.

As of December 31, 2022, CRA had no additional operating leases that had not yet commenced.

6.   Goodwill and Intangible Assets

The changes in the carrying amount of goodwill for fiscal 2022 and fiscal 2021 are as follows (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Goodwill	$ 160,829	$ 161,080
Accumulated goodwill impairment	(71,893)	(71,893)
Goodwill, net at beginning of fiscal year	88,936	89,187
Additions due to acquisitions	5,361	—
Foreign currency translation adjustment	(1,375)	(251)
Goodwill, net at end of fiscal year	$ 92,922	$ 88,936

Goodwill, net at December 31, 2022, is comprised of goodwill of $164.8 million and accumulated impairment of $71.9 million. There were no impairment losses related to goodwill during fiscal 2022, fiscal 2021, or fiscal 2020.

Intangible assets that are separable from goodwill and have determinable useful lives are valued separately and amortized using the straight-line method over their expected useful lives. The components of acquired identifiable intangible assets are as follows (in thousands):

		December 31, 2022			January 1, 2022		
	Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Non-competition agreements	5	$ —	$ —	$ —	$ 280	$ (275)	$ 5
Customer relationships	10	13,800	(5,212)	8,588	8,220	(4,044)	4,176
Total		$ 13,800	$ (5,212)	$ 8,588	$ 8,500	$ (4,319)	$ 4,181

There were no impairment losses related to intangible assets during fiscal 2022, fiscal 2021, or fiscal 2020. As a result of the Welch Consulting acquisition, CRA recognized $4.2 million of intangible assets related to customer relationships in the first quarter of fiscal 2022. As a result of the bSG acquisition, CRA recognized $1.4 million of intangible assets related to customer relationships in the fourth quarter of fiscal 2022. Amortization expense related to intangible assets was $1.2 million, $0.9 million, and $1.4 million for fiscal 2022, fiscal 2021, and fiscal 2020, respectively. Amortization of intangible assets held at December 31, 2022 for the next five fiscal years and thereafter is expected to be as follows (in thousands):

Fiscal Year	Amortization Expense
2023	$ 1,380
2024	1,380
2025	1,380
2026	1,380
2027	624
Thereafter	2,444
	$ 8,588

7. **Property and Equipment**

Property and equipment consist of the following (in thousands):

	December 31, 2022	January 1, 2022
Computer, office equipment, and software	$ 30,268	$ 28,778
Leasehold improvements	61,220	62,070
Furniture	15,868	15,984
Total cost	107,356	106,832
Accumulated depreciation and amortization	(61,774)	(53,220)
Total property and equipment, net	$ 45,582	$ 53,612

Depreciation expense was $10.8 million, $11.8 million, and $11.4 million in fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

Long-lived assets by geographic location are as follows (in thousands):

Geographic Breakdown	December 31, 2022	January 1, 2022
Long-lived assets (property and equipment, net):		
United States	$ 38,495	$ 44,340
United Kingdom	4,943	6,491
Other	2,144	2,781
Total long-lived assets (property and equipment, net)	$ 45,582	$ 53,612

8.   **Accrued Expenses**

Accrued expenses consist of the following (in thousands):

	December 31, 2022	January 1, 2022
Compensation and related expenses	$ 138,728	$ 143,199
Performance awards	9,359	4,603
Direct project accruals	1,783	2,833
Other	5,994	5,679
Total accrued expenses	$ 155,864	$ 156,314

As of December 31, 2022 and January 1, 2022, approximately $116.1 million and $118.9 million, respectively, of accrued bonuses for fiscal 2022 and fiscal 2021 were included above in "Compensation and related expenses".

9.   **Income Taxes**

The components of income before provision for income taxes are as follows (in thousands):

	Year Ended December 31, 2022 (52 weeks)	Year Ended January 1, 2022 (52 weeks)	Year Ended January 2, 2021 (53 weeks)
Income before provision for income taxes:			
U.S.	$ 45,387	$ 43,511	$ 26,054
Foreign	13,413	10,764	7,568
Total	$ 58,800	$ 54,275	$ 33,622

The provision (benefit) for income taxes consists of the following (in thousands):

	Year Ended December 31, 2022 (52 weeks)	Year Ended January 1, 2022 (52 weeks)	Year Ended January 2, 2021 (53 weeks)
Currently payable:			
Federal	$ 8,805	$ 7,072	$ 4,039
Foreign	2,956	2,517	1,335
State	3,231	2,561	2,627
Total current expense	14,992	12,150	8,001
Deferred:			
Federal	(21)	(92)	1,170
Foreign	114	230	309
State	96	308	(365)
Total deferred expense	189	446	1,114
Total tax expense	$ 15,181	$ 12,596	$ 9,115

A reconciliation of CRA's tax rates with the federal statutory rate is as follows:

	Fiscal Year 2022	Fiscal Year 2021	Fiscal Year 2020
Federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes, net of federal income tax benefit	5.2	5.3	5.8
Share-based compensation	(2.4)	(5.0)	(1.8)
Meals & Entertainment Expense	0.3	0.1	0.2
Executive Compensation	1.6	1.3	1.6
Other	0.1	0.5	0.3
Annual effective tax rate	25.8 %	23.2 %	27.1 %

The components of CRA's deferred tax assets (liabilities) are as follows (in thousands):

	December 31, 2022	January 1, 2022
Deferred tax assets:		
Accrued compensation and related expense	$ 15,432	$ 15,047
Allowance for doubtful accounts	1,263	1,375
Net operating loss carryforwards	560	281
Lease liabilities	31,552	34,523
Foreign exchange and other	73	76
Total gross deferred tax assets	48,880	51,302
Less: valuation allowance	(749)	(308)
Total deferred tax assets, net of valuation allowance	48,131	50,994
Deferred tax liabilities:		
Goodwill and other intangible asset amortization	4,749	4,262
Right-of-Use assets	25,376	27,710
Property and equipment	8,397	9,788
Prepaids and other	1,399	944
Total deferred tax liabilities	39,921	42,704
Net deferred tax assets	$ 8,210	$ 8,290

At December 31, 2022, CRA had U.S. local and foreign net operating losses of $2.4 million with lives ranging from 20 years to indefinite.

The aggregate changes in the balances of gross unrecognized tax benefits were as follows (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Balance at beginning of period	$ 41	$ 203
Reductions as a result of a lapse of the applicable statutes of limitations	(6)	(162)
Balance at end of the period	$ 35	$ 41

CRA files income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which CRA has unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, CRA believes that its unrecognized tax benefits reflect the most likely outcome. CRA adjusts these unrecognized tax benefits, and the associated interest, in light of changing facts and circumstances. At the end of fiscal 2022, accrued interest for uncertain tax positions and total unrecognized tax benefit were immaterial.

The number of years with open tax audits varies depending on the tax jurisdiction. CRA's major taxing jurisdiction is the United States where CRA is no longer subject to U.S. federal examinations by the Internal Revenue Service for years before fiscal 2019. Within the significant states where CRA is subject to income tax, CRA is no longer subject to examinations by state taxing authorities before fiscal 2018. CRA's United Kingdom ("U.K.") subsidiary's corporate tax returns are no longer subject to examination by Her Majesty's Revenue and Customs for years before fiscal 2021. During fiscal 2022, an examination by the German Tax Authority for fiscal years 2014-2016 concluded with no material adjustment. CRA believes its reserves for uncertain tax positions are adequate.

During the fourth quarter of fiscal 2020, CRA considered the operating needs of the U.K. subsidiary, as well as the tax implications of no longer asserting indefinite reinvestment with respect to the U.K. operations. As a result of both a qualitative and quantitative analysis, previously taxed and untaxed post fiscal 2018 U.K. earnings were no longer considered permanently reinvested. Deferred taxes that are a consequence of foreign exchange translation resulting from earnings that are no longer considered permanently reinvested are recorded as a component of foreign currency translation adjustments on the consolidated statements of comprehensive income. In fiscal 2022, CRA's U.S. parent entity received approximately $6.0 million in cash dividends from CRA's U.K. subsidiary. These dividends were distributed out of primarily untaxed earnings and therefore qualified for a full dividends-received-deduction. As a result, foreign exchange on the transaction was negligible. Deferred income taxes or foreign withholding taxes, estimated to be $0.4 million, have not been recorded for other jurisdictions as those earnings are considered to be permanently reinvested.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 that includes, among other provisions, changes to the U.S. corporate income tax system, including a fifteen percent minimum tax based on "adjusted financial statement income," and a one percent excise tax on net repurchases of stock after December 31, 2022. The Company is continuing to evaluate the Inflation Reduction Act and its requirements, as well as the application to its business.

10. Share-Based Compensation

CRA recorded approximately $4.8 million, $4.1 million, and $3.2 million of compensation expense for fiscal 2022, fiscal 2021, and fiscal 2020, respectively, for share-based awards consisting of stock options, shares of restricted stock, time-vesting restricted stock units, and performance-vesting restricted stock units issued to employees and directors, based on their respective estimated grant date fair values. Performance-vesting restricted stock units are expensed using the graded attribution method.

Share-based Compensation Plans. As of December 31, 2022, CRA's active equity-based compensation plans consist of its Amended and Restated 2006 Equity Incentive Plan, as amended (the "2006 Equity Plan"), and its 1998 Employee Stock Purchase Plan (the "1998 ESPP"), a tax-qualified plan under Section 423 of the Internal Revenue Code. During fiscal 2009, CRA implemented a long-term incentive program, or "LTIP," as a framework for grants made under the 2006 Equity Plan to its senior corporate leaders, practice leaders and key revenue generators. Under the LTIP, participants have received a mixture of stock options, time-vesting restricted stock units, and performance-vesting restricted stock units. In December 2016, CRA's Board of Directors amended CRA's Cash Incentive Plan to facilitate the grant to LTIP participants of service-based and performance-based cash awards as a component of the LTIP. The LTIP is designed to reward CRA's senior corporate leaders, practice leaders and key revenue generators and provide them with the opportunity to share in the long-term growth of CRA.

2006 Equity Plan: Maximum and Available Shares. The 2006 Equity Plan authorizes the grant of a variety of incentive and performance awards to CRA's directors, employees and non-employee experts, including stock options, shares of restricted stock, restricted stock units, and other equity awards. The shares available for grant under the 2006 Equity Plan as of December 31, 2022 was 238,061.

Stock Options. A summary of option activity during fiscal 2022 from the 2006 Equity Plan is as follows:

	Options		Weighted Average Exercise Price		Weighted Average Remaining Contractual Term		Aggregate Intrinsic Value
							(in thousands)
Outstanding at January 1, 2022	132,845	$	32.38			$	8,100
Fiscal 2022:							
Granted	—		—				
Exercised	(61,645)		22.89			$	4,903
Expired	—		—				
Forfeited	—		—			$	—
Outstanding at December 31, 2022	71,200	$	40.60		3.78	$	5,826
Option exercisable at December 31, 2022	71,200	$	40.60		3.78	$	5,826
Vested or expected to vest at December 31, 2022	71,200	$	40.60		3.78	$	5,826

There were no stock options granted in fiscal 2022, fiscal 2021, and fiscal 2020. CRA determines the weighted average fair market value for stock options granted using the Black-Scholes option-pricing model. Generally, the risk-free interest rate is based on U.S. Treasury interest rates with corresponding terms consistent with the expected life of the stock options. Expected volatility and expected life are based on CRA's historical experience. Expected dividend yield is determined based on CRA's annualized dividend rate per share, as a percentage of average market price of the common stock, on each dividend payment date. The forfeiture rate is based upon historical experience. CRA believes its historical experience is an appropriate indicator of future forfeitures.

The aggregate intrinsic value of stock options exercised in fiscal 2022, fiscal 2021, and fiscal 2020 was approximately $4.9 million, $11.2 million, and $2.8 million, respectively.

The following table provides a roll-forward of the outstanding non-vested stock options over fiscal 2022:

	Options	
	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	5,613	$ 19.96
Granted	—	—
Vested	(5,613)	19.96
Forfeited	—	—
Non-vested at December 31, 2022	—	$ —

The total fair value of stock options that vested during fiscal 2022, fiscal 2021, and fiscal 2020 was $0.1 million, $0.2 million, and $0.2 million, respectively. As of December 31, 2022, there was no unrecognized compensation cost, net of expected forfeitures, related to non-vested stock options granted. Options granted during or prior to fiscal 2016 expire on the seventh anniversary of the date of grant. Options granted during or after fiscal 2017 expire on the tenth anniversary of the date of grant.

Restricted Stock. CRA grants shares of restricted stock, which are subject to the execution of a restricted stock agreement, under its 2006 Equity Incentive Plan. Generally, shares of restricted stock vest in four equal annual installments beginning on the first anniversary of the date of grant. Total unrecognized compensation cost, net of expected forfeitures, related to shares of restricted stock as of December 31, 2022 was $1.3 million, which is expected to be recognized over a weighted-average period of 2.9 years. The forfeiture rate of 0.9% used for shares of restricted stock was based upon historical experience. CRA believes its historical experience is an appropriate indicator of future forfeitures.

The following table provides a roll-forward of the shares of restricted stock under the 2006 Equity Incentive Plan over fiscal 2022:

	Shares of Restricted Stock	
	Number of Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	30,783	$ 56.98
Granted	8,354	96.53
Vested	(10,903)	53.59
Forfeited	(1,325)	39.73
Non-vested at December 31, 2022	26,909	$ 71.48

The total fair value of shares of restricted stock that vested during fiscal 2022, fiscal 2021, and fiscal 2020 was $0.6 million, $0.5 million, and $0.5 million, respectively.

Time-Vesting RSUs.   CRA grants time-vesting restricted stock units, which are subject to the execution of a restricted stock unit agreement, under its 2006 Equity Incentive Plan. Generally, time-vesting restricted stock units vest in four or five equal annual installments beginning on the first anniversary of the date of grant. Total unrecognized compensation cost, net of expected forfeitures, related to time-vesting restricted stock units as of December 31, 2022 was $3.5 million, which is expected to be recognized over a weighted-average period of 2.7 years. The forfeiture rate of 0.9% used for time-vesting restricted stock units was based upon historical experience. CRA believes its historical experience is an appropriate indicator of future forfeitures.

The following table provides a roll-forward of the time-vesting restricted stock units under the 2006 Equity Incentive Plan over fiscal 2022:

	Time-Vesting Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	82,381	$ 51.48
Granted	20,373	85.28
Vested	(28,698)	49.98
Forfeited	—	—
Non-vested at December 31, 2022	74,056	$ 61.36

The total fair value of time-vesting restricted stock units that vested during fiscal 2022, fiscal 2021, and fiscal 2020 was $1.4 million, $1.3 million, and $1.0 million, respectively.

Performance-Vesting RSUs.   CRA grants performance-vesting restricted stock units ("PRSUs"), which are subject to the execution of a restricted stock unit agreement, under its 2006 Equity Incentive Plan. Generally, achievement of performance measures for PRSUs are based on a two-year performance period, after which the units determined based on this achievement will vest three-fourths in the first year following the performance period and one-fourth on the fourth anniversary of the date of grant. Beginning with the 2021 grant, fifty percent will vest in the first year following the performance period and one-fourth on the fourth and fifth anniversaries of the date of the grant. The number of units determined based on the achievement of a PRSUs performance measures generally ranges from 50% to 150% of the PRSUs' target number of units.

For PRSUs awarded to employees, CRA estimates share-based compensation cost at the grant date based on the fair value of the award and recognizes the cost over the requisite service period using the graded attribution method.

The following table provides a roll-forward of the performance-vesting restricted stock units under the 2006 Equity Incentive Plan over fiscal 2022. For purposes of this table, granted PRSUs are counted based on the maximum number of units that could vest upon achievement of the PRSUs' performance conditions which equaled 150% of the PRSU's target number of units for the 2022 grants and 125% of the PRSUs' target number of units for all grants issued prior to 2022.

	Performance-Vesting Restricted Stock Units	
	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2022	93,381	$ 56.55
Granted	28,191	85.40
Vested	(26,526)	50.64
Forfeited	—	—
Non-vested at December 31, 2022	95,046	$ 66.76

1998 ESPP. In fiscal 1998, CRA adopted the 1998 ESPP, a tax-qualified plan under Section 423 of the Internal Revenue Code. The 1998 ESPP authorizes the issuance of up to an aggregate of 243,000 shares of common stock to participating employees at a purchase price equal to 85% of fair market value on either the first or the last day of the one-year offering period under the plan. In fiscal 2022, fiscal 2021, and fiscal 2020, there were no offering periods under this plan and no shares were issued. As of December 31, 2022, there were 211,777 shares available for grant under the 1998 ESPP.

11.   Net Income Per Share

CRA calculates basic earnings per share using the two-class method. CRA calculates diluted earnings per share using the more dilutive of either the two-class method or treasury stock method. The two-class method was more dilutive for fiscal 2022, fiscal 2021, and fiscal 2020.

Under the two-class method, net earnings are allocated to each class of common stock and participating security as if all the net earnings for the period had been distributed. CRA's participating securities consist of unvested share-based payment awards that contain a nonforfeitable right to receive dividends and therefore are considered to participate in undistributed earnings with common shareholders Net earnings allocable to these participating securities were not material for fiscal 2022, fiscal 2021, and fiscal 2020.

The following table presents the calculation of basic and diluted net income per share (in thousands, except per share data):

	Year Ended December 31, 2022	Year Ended January 1, 2022	Year Ended January 2, 2021
Numerator:			
Net income — basic	$ 43,619	$ 41,679	$ 24,507
Less: net income attributable to participating shares	167	175	93
Net income — diluted	$ 43,452	$ 41,504	$ 24,414
Denominator:			
Weighted average shares outstanding — basic	7,218	7,423	7,768
Effect of dilutive stock options and restricted stock units	137	198	180
Weighted average shares outstanding — diluted	7,355	7,621	7,948
Net income per share:			
Basic	$ 6.02	$ 5.59	$ 3.14
Diluted	$ 5.91	$ 5.45	$ 3.07

Certain share-based awards were anti-dilutive because their exercise price exceeded the average market price over the respective period. The following table presents the anti-dilutive share-based awards that were excluded from the calculation of common stock equivalents for purposes of computing diluted weighted average shares outstanding (in thousands):

	Year Ended	Year Ended	Year Ended
	December 31, 2022	January 1, 2022	January 2, 2021
Anti-dilutive share-based awards excluded	—	3	80

12. Self-Tender Offer

On March 8, 2021, CRA commenced a modified "Dutch auction" self-tender offer to purchase up to $25.0 million in value of shares of its common stock at a price of not less than $66.25 per share nor greater than $76.00 per share. The self-tender offer expired on April 5, 2021. On April 8, 2021, CRA paid $25.3 million, including transaction costs, to repurchase 337,837 shares at a purchase price of $74.00 per share. The purchase price and transaction costs were funded from the revolving credit facility and cash on hand. The repurchased shares were retired.

13. Fair Value of Financial Instruments

The contingent consideration liabilities in the table below are for estimated future contingent consideration payments related to the acquisition of bSG, an independent consulting firm. The fair value measurement of these liabilities is based on significant inputs not observed in the market and thus represent a Level 3 measurement. The significant unobservable inputs used in the fair value measurements of these contingent consideration liabilities are CRA's measures of the estimated payouts based on internally generated revenue projections, expected volatility of the revenue projections, and discount rates. The fair value of the contingent consideration was determined using a Monte Carlo simulation. The fair value of these contingent consideration liabilities are reassessed on a quarterly basis by CRA using additional information as it becomes available, and any change in the fair value estimates are recorded in costs of services (exclusive of depreciation and amortization) on the consolidated statements of operations. As of January 1, 2022, CRA did not have any financial instruments measured at fair value on a recurring basis. The following table shows CRA's financial instruments recorded in the consolidated financial statements as of December 31, 2022, which are measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2022		
	Level 1	Level 2	Level 3
Assets:			
Money market mutual funds	$ —	$ —	$ —
Total Assets	$ —	$ —	$ —
Liabilities:			
Contingent consideration liability	$ —	$ —	$ 1,056
Total Liabilities	$ —	$ —	$ 1,056

In a prior fiscal year, CRA had recorded a contingent consideration liability, which pertained to estimated future contingent consideration payments related to the acquisition of C1. CRA paid the contingent consideration liability in the first quarter of fiscal 2021. CRA recorded a contingent consideration liability of $1.1 million during fiscal year 2022 related to the acquisition of bSG. The following table summarizes the changes in the contingent consideration liability (in thousands):

	Fiscal Year 2022	Fiscal Year 2021
Beginning balance	$ —	$ 14,620
Acquisition-related contingent consideration	1,056	—
Accretion	—	380
Payments of contingent consideration	—	(15,000)
Ending balance	$ 1,056	$ —

14. Credit Agreement

CRA was a party to an amended and restated credit agreement (the "Initial Credit Agreement") that provided CRA with a $175.0 million revolving credit facility that included a $15.0 million sublimit for the issuance of letters of credit. The maturity date of the Initial Credit Agreement was October 24, 2022; CRA complied with the various financial and non-financial covenants under the Initial Credit Agreement.

On August 19, 2022, CRA refinanced its revolving credit facility under the Initial Credit Agreement by entering into a Credit Agreement (the "Credit Agreement") with Bank of America, N.A., as swingline lender, a letter of credit issuing bank and administrative agent, and with Citizens Bank, N.A., as a letter of credit issuing bank. The Credit Agreement provides CRA with a $250.0 million revolving credit facility, which may be decreased at CRA's option to $200.0 million during the period from July 16th in a year through January 15th in the next year. Additionally, for the period from January 16th to July 15th of each calendar year, CRA may elect to not increase the revolving credit facility to $250.0 million. The revolving credit facility includes a $25.0 million sublimit for the issuance of letters of credit.

Concurrent with CRA's entry into the Credit Agreement, the Company terminated the Initial Credit Agreement and repaid in full all outstanding indebtedness under the Initial Credit Agreement of approximately $50.0 million. Also, letters of credit in the aggregate amount of approximately $4.4 million that had been issued under the Initial Credit Agreement were deemed to be issued and outstanding under the revolving credit facility under the Credit Agreement. In connection with the Credit Agreement, the Company incurred debt issuance costs from the lenders and third-parties of $1.0 million.

CRA may use the proceeds of the revolving credit loans under the Credit Agreement for general corporate purposes and may repay any borrowings under the revolving credit facility at any time, but any borrowings must be repaid no later than August 19, 2027. Borrowings under the revolving credit facility bear interest at a rate per annum equal to one of the following rates, at CRA's election, plus an applicable margin as described below: (i) in the case of borrowings in U.S. dollars by the Company, the Base Rate (as defined in the Credit Agreement), (ii) in the case of borrowings in U.S. dollars, a rate based on Term SOFR (as defined in the Credit Agreement) for the applicable interest period, (iii) in the case of borrowings in Euros, EURIBOR (as defined in the Credit Agreement) for the applicable interest period, (iv) in the case of borrowings in Pounds Sterling, a daily rate based on SONIA (as defined in the Credit Agreement), (v) in the case of borrowings in Canadian Dollars, CDOR (as defined in the Credit Agreement) for the applicable interest period, (vi) in the case of borrowings in Swiss Francs, a daily rate based on SARON (as defined in the Credit Agreement), or (vii) in the case of borrowings in any other Alternate Currency (as defined in the Credit Agreement), the relevant daily or term rate determined as provided in the Credit Agreement. The applicable margin on borrowings based on the Base Rate varies within a range of 0.25% to 1.00% depending on CRA's consolidated net leverage ratio, and the applicable margin on borrowings based on any of the other rates described above varies within a range of 1.25% to 2.00% depending on CRA's consolidated net leverage ratio.

CRA is required to pay a fee on the amount available to be drawn under any letter of credit issued under the revolving credit facility at a rate per annum that varies between 1.25% and 2.00% depending on CRA's consolidated net leverage ratio. In addition, CRA is required to pay a fee on the unused portion of the revolving credit facility at a rate per annum that varies between 0.175% and 0.250% depending on CRA's consolidated net leverage ratio.

Under the Credit Agreement, CRA must comply with various financial and non-financial covenants. The primary financial covenants consist of a maximum consolidated net leverage ratio of 3.0 to 1 and a minimum consolidated interest coverage ratio of 2.5 to 1. The primary non-financial covenants include, but are not limited to, restrictions on CRA's ability to incur future indebtedness, engage in acquisitions or dispositions, pay dividends or repurchase capital stock, and enter into business combinations. Any indebtedness outstanding under the revolving credit facility may become immediately due upon the occurrence of stated events of default, including CRA's failure to pay principal, interest or fees, or upon the breach of any covenant. As of December 31, 2022, CRA was in compliance with the covenants of the Credit Agreement.

There were no borrowings outstanding under the Credit Agreement and Initial Credit Agreement as of December 31, 2022 or January 1, 2022, respectively. As of December 31, 2022, the amount available under the revolving credit facility was reduced by certain letters of credit outstanding, which amounted to $4.4 million.

15. Employee Benefit Plans

CRA maintains a qualified defined-contribution plan under Section 401(k) of the Internal Revenue Code, covering all regular U.S. employees who meet specified age, hour, and service requirements. Company contributions are made at the discretion of CRA, and cannot exceed the maximum amount deductible under applicable provisions of the Internal Revenue Code. CRA also has defined-contribution plans covering employees in Canada (the "Canada plan") and the United Kingdom (the "United Kingdom plan"). Company contributions to the Canada plan are made at the discretion of CRA, while company contributions to the United Kingdom plan are made in accordance with the minimum required contributions per the United Kingdom auto-enrolment legislation. CRA also provides a pension plan contribution for its Belgium employees. Company contributions to the Belgium pension fund are made in accordance with the minimum required contributions based on statutory requirements. CRA also provides a private pension plans for its Brazil employees (the "Brazil plan") and Norway employees (the "Norway plan"). Company contributions to the Brazil plan and Norway plan are made in accordance with statutory requirements. Company contributions under these plans amounted to approximately $5.4 million, $5.0 million, and $4.5 million for fiscal 2022, fiscal 2021, and fiscal 2020, respectively.

16.   Related-Party Transactions

CRA made payments to shareholders of CRA who performed consulting services exclusively for CRA in the amounts of $8.8 million, $8.0 million, and $9.8 million in fiscal 2022, fiscal 2021, and fiscal 2020, respectively. These payments were to exclusive non-employee experts for consulting services performed for CRA's clients in the ordinary course of business.

17.   Commitments and Contingencies

As described in Note 14, CRA is party to standby letters of credit with its bank in support of the minimum future lease payments under certain operating leases for office space.

CRA is subject to legal actions arising in the ordinary course of business. In management's opinion, based on current knowledge, CRA believes it has adequate legal defenses or insurance coverage, or both, with respect to the eventuality of such actions. CRA does not believe any settlement or judgment relating to any pending legal action would materially affect its financial position or results of operations. However, the outcome of such legal actions is inherently unpredictable and subject to inherent uncertainties.

18.   Subsequent Events

On March 2, 2023, CRA announced that its Board of Directors authorized a $20.0 million expansion to its existing share repurchase program.

On March 2, 2023, CRA announced that its Board of Directors declared a quarterly cash dividend of $0.36 per common share, payable on March 24, 2023 to shareholders of record as of March 14, 2023.

(This page has been left blank intentionally.)

Exhibit 31.1

CERTIFICATION OF THE PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul A. Maleh, certify that:

1.   I have reviewed this annual report on Form 10-K of CRA International, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the registrant's ability to record, process, summarize and report financial information; and

    b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2023   By: /s/ PAUL A. MALEH
                                                      Paul A. Maleh
                                                      President and Chief Executive Officer

Exhibit 31.2

**CERTIFICATION OF THE PRINCIPAL FINANCIAL OFFICER
PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Daniel K. Mahoney, certify that:

1.   I have reviewed this annual report on Form 10-K of CRA International, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.   The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a)   Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b)   Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c)   Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d)   Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.   The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a)   All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to affect adversely the registrant's ability to record, process, summarize and report financial information; and

   b)   Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 2, 2023   By: /s/ DANIEL K. MAHONEY
                                              Daniel K. Mahoney
                                              Chief Financial Officer, Executive Vice President and Treasurer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CRA International, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned President and Chief Executive Officer of the Company, certifies, to the best knowledge and belief of the signatory, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ PAUL A. MALEH

Paul A. Maleh
President and Chief Executive Officer
Date: March 2, 2023

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. §1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CRA International, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Financial Officer, Executive Vice President and Treasurer of the Company, certifies, to the best knowledge and belief of the signatory, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ DANIEL K. MAHONEY
Daniel K. Mahoney
Chief Financial Officer, Executive Vice President and Treasurer
Date: March 2, 2023

Charles River Associates

Executive Officers

Paul A. Maleh
President, Chief Executive Officer and Chairman of the Board

Daniel K. Mahoney
Executive Vice President, Chief Financial Officer and Treasurer

Chad M. Holmes
Executive Vice President and Chief Corporate Development Officer

Jonathan D. Yellin
Executive Vice President and General Counsel

Board of Directors

Paul A. Maleh
President, Chief Executive Officer and Chairman of the Board
CRA International, Inc.

Thomas A. Avery
Former Managing Director
Raymond James & Associates

Richard D. Booth
Chief Financial Officer
Definitive Healthcare

William F. Concannon
Senior Advisor, CBRE Group, Inc.
Director, Altus Power

Christine R. Detrick
Former Director/Partner, Bain & Company
Director, Hartford Mutual Funds, Capital One and Altus Power

Robert W. Holthausen
The Nomura Securities Company Professor
   of Accounting and Finance
Wharton School of the University of Pennsylvania

Alva H. Taylor
Faculty Director, Glassmeyer/McNamee Center
   for Digital Strategies
Tuck School of Business, Dartmouth College

Heather E. Tookes
Professor of Finance and Deputy Dean for Faculty,
   Yale School of Management
Director, Dimensional Funds and Ariel Investments

Independent Registered Public Accounting Firm

Grant Thornton LLP

Transfer Agent

Computershare Investor Services
P.O. Box 43006
Providence, RI 02940-3006

Outside Legal Counsel

Hogan Lovells US LLP
125 High Street, Suite 2010
Boston, MA 02110

Stock Listing

NASDAQ Global Select Market Symbol: CRAI

Fiscal Year Ended December 31, 2022	High	Low
January 2, 2022 – April 2, 2022	$96.00	$79.71
April 3, 2022 – July 2, 2022	$90.00	$78.35
July 3, 2022 – October 1, 2022	$104.44	$81.69
October 2, 2022 – December 31, 2022	$125.80	$87.79

Stock Price History by Quarter

The preceding table sets forth the high and low sale prices of CRA's Common Stock as reported on the NASDAQ Global Select Market from January 2, 2022 to December 31, 2022. CRA had approximately 67 holders of record of its common stock as of May 18, 2023. This number does not include shareholders for whom shares were held in a "nominee" or "street" name. CRA initiated the payment of a quarterly dividend in October 2016. CRA expects to continue paying quarterly dividends, the declaration, timing and amounts of which remain subject to the discretion of CRA's Board of Directors.

Shareholder Inquiries

For information on CRA's common stock, please contact:

Investor Relations
Charles River Associates
200 Clarendon Street
Boston, MA 02116-5092
Telephone: +1-617-425-3000
E-mail: investor@crai.com

CRA Charles River Associates

Charles River Associates Office Locations

Boston (World Headquarters)
200 Clarendon Street
Boston, MA 02116-5092
USA
+1-617-425-3000 tel

Amsterdam
Koninginneweg 11
1217 KP Hilversum
The Netherlands
+31-20-808-1320 tel

Brussels
143 Avenue Louise
1050 Brussels
Belgium
+32-2-627-1400 tel

Cambridge
50/60 Station Road
Cambridge CB1 2JH
United Kingdom
+44-1223-78-3900 tel

Chicago
One South Wacker Drive
34th Floor
Chicago, IL 60606
USA
+1-312-357-1000 tel

College Station
Galleria Tower, Suite 700
1716 Briarcrest Drive
Bryan, TX 77802-2751
USA
+1-979-691-0600 tel

Dallas
500 N. Central Expressway
Suite 500CC
Plano, TX 75074
USA
+1-214-414-9211 tel

London
8 Finsbury Circus
London, EC2M 7EA
United Kingdom
+44-20-7664-3700 tel

Los Angeles
12424 Wilshire Blvd.
Suite 600
Los Angeles, CA 90025
USA
+1-310-393-5530 tel

Munich
Leopoldstrasse 8-12
80802 Munich
Germany
+49-89-20-18-36-36-0 tel

New York
1411 Broadway
35th Floor
New York, NY 10018
USA
+1-212-520-7100 tel

Oakland
601 12th Street
Suite 1500
Oakland, CA 94607
USA
+1-510-595-2700 tel

Paris
27 Avenue de l'Opéra
75001 Paris
France
+33-1-70-38-52-78 tel

Salt Lake City
170 South Main Street
Suite 1150
Salt Lake City, UT 84101-1622
USA
+1-801-536-1500 tel

San Francisco
221 Main Street
Suite 1650
San Francisco, CA 94105
USA
+1-415-490-2750 tel

São Paulo
Av. Presidente Juscelino Kubitschek
1455, 4 andar – Vila Olimpia
São Paulo – CEP 04543-011
Brazil
+55-11-4632-8080 tel

Summit
129 Summit Avenue
Suite 200
Summit, NJ 07901
USA
+1-212-294-8800 tel

Sydney
Level 22, Tower 2
101 Grafton Street
Bondi Junction
NSW, 2022
Australia
+61-406-820-214

Tallahassee
1545 Raymond Diehl Road
Suite 210
Tallahassee, FL 32308
USA
+1-850-402-4200 tel

Toronto
401 Bay Street
Suite 900, PO Box 46
Toronto, ON M5H 2Y4
Canada
+1-416-413-4070 tel

Washington, DC
1201 F Street, NW
Suite 800
Washington, DC 20004-1229
USA
+1-202-662-3800 tel

Zurich
Grossmunsterplatz 7
8001 Zurich
Switzerland
+41-41-561-40-40 tel

CRA Charles River Associates

World Headquarters

200 Clarendon Street

Boston, Massachusetts 02116-5092

+1-617-425-3000 tel

www.crai.com

CRA Charles River Associates